Exhibit 99.36

GCM MINING CORP.

(FORMERLY GRAN COLOMBIA GOLD CORP.)

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2021

DATED: MARCH 31, 2022

ITEM 1.	GENERAL PROVISIONS

1.1    Glossary of Terms

Except as otherwise defined herein, the following terms used but not otherwise defined in this Annual Information Form have the meanings set out below. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

“2018 Note Offering” means the offering of units of the Company that closed on April 30, 2018 for aggregate gross proceeds of approximately US$98 million. Each unit consisted of US$1,000 principal amount of 2024 Gold-Linked Notes and 124 2024 Warrants.

“2019 Offering” means the offering of units of the Company that closed on November 5, 2019 for aggregate gross proceeds of $15 million. Each unit consisted of one Common Share and one 2023 Unlisted Warrant Series A.

“2020 Debenture Indenture” means the Amended and Restated Indenture dated as of October 30, 2012 and amended and restated as of January 20, 2016, as further amended, supplemented, amended and restated or otherwise modified and in effect from time to time, entered into between the Company and TSX Trust in connection with the issuance of the 2020 Debentures and the 2024 Debentures.

“2020 Debenture Maturity Extension” means the voluntary extension of the Company’s 2020 Debenture at the election of 2020 Debenture holders, pursuant to the consent solicitation and election of 2020 Debenture holders completed on May 31, 2017.

“2020 Debentures” means the senior secured convertible debentures due January 2, 2020, issued under the 2020 Debenture Indenture by the Company on January 20, 2016. The 2020 Debentures have been fully redeemed by the Company.

“2020 Offering” means the offering of units of the Company that closed on February 6, 2020 for aggregate gross proceeds of $40 million. Each unit consisted of one Common Share and one 2023 Unlisted Warrant Series B.

“2021 Indenture” means the indenture dated as of August 9, 2021, as further amended, supplemented, amended and restated or otherwise modified and in effect from time to time, entered into between the Company, GCG Segovia, ETK and Bank of New York Mellon in connection with the issuance of the 2021 Unsecured Notes.

“2021 Noteholders” means the holders of the 2021 Unsecured Notes.

“2021 Offering” means the offering of 2021 Unsecured Notes pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933 that closed on August 9, 2021 for aggregate gross proceeds of US$300 million.

“2021 Unsecured Notes” means the US$300 million aggregate amount of senior unsecured notes due on August 9, 2026 issued in denominations of US$200,000 and integral multiples of US$1,000 in excess thereof, in connection with the 2021 Offering that trade on the SGX under the symbol “GCM:CN” at a coupon rate of 6.875%.

“2023 Unlisted Warrant Series A” means the warrants issued in connection with the 2019 Offering. Each 2023 Unlisted Warrant Series A entitles the holder thereof to purchase one Common Share at any time prior to November 5, 2023 at an exercise price of $5.40 per Common Share.

“2023 Unlisted Warrant Series B” means the warrants issued in connection with the 2020 Offering. Each 2023 Unlisted Warrant Series B entitles the holder thereof to purchase one Common Share at any time prior to February 6, 2023 at an exercise price of $6.50 per Common Share.

“2024 Debentures” means the senior secured convertible debentures due 2020, as extended to January 2, 2024, issued under the 2020 Debenture Indenture by the Company on May 31, 2017 pursuant to the consent and election of holders of 2020 Debentures through the 2020 Debenture Maturity Extension. The 2024 Debentures have been fully redeemed by the Company.

“2024 Debenture Indenture” means the Indenture dated April 4, 2019, as amended on March 24, 2021 and as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, entered into between the Company and TSX Trust in connection with the issuance of the New 2024 Debentures.

“2024 Debenture Offering” means the underwritten offering of New 2024 Debentures of the Company that closed on April 4, 2019 for aggregate gross proceeds of $20,000,000.

“2024 Gold-Linked Notes” means the senior secured notes issued in connection with the 2018 Note Offering that traded on the TSX under the symbol “GCM.NT.U”. The 2024 Gold-Linked Notes have been fully redeemed by the Company.

“2024 Warrants” means the warrants issued in connection with the 2018 Note Offering that trade on the TSX under the symbol “GCM.WT.B”. Each 2024 Warrant entitles the holder thereof to purchase one Common Share at any time prior to April 30, 2024 at an exercise price of $2.21 per Common Share.

“Ag” means silver.

“AISC” means all-in sustaining costs per ounce which includes Total Cash Costs per ounce, defined below, and adds the sum of G&A, social contributions related to current operations, sustaining capital and certain exploration and evaluation costs, sustaining lease payments, provision for environmental fees, if applicable, and rehabilitation costs paid, all divided by the number of ounces sold. As this measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation of AISC per ounce. Additionally, certain other cash expenditures, including income and equity tax payments and financing costs, are not included.

“Annual Information Form” means this Annual Information Form dated March 31, 2022 in respect of the fiscal year ended December 31, 2021.

“Aris Gold” means Aris Gold Corporation, formerly Caldas Gold, a corporation existing under the BCBCA.

“Au” means gold.

“BCBCA” means the Business Corporations Act (British Columbia).

“Board” means the board of directors of the Company.

“Caldas Amalgamation Agreement” means the amalgamation agreement entered into by the Company, Bluenose Gold Corp. (“Bluenose”), 1233316 B.C. Ltd., Caldas Holding Corp. and Caldas Finance Corp. dated December 13, 2019 in connection with the Caldas RTO.

“Caldas Gold” means Caldas Gold Corp., a corporation resulting from the Caldas RTO and existing under the BCBCA. On February 4, 2021, Caldas Gold was renamed Aris Gold.

“Caldas Gold Marmato” means Caldas Gold Marmato S.A.S. (formerly Gran Colombia Gold Marmato S.A.S.) a former wholly-owned indirect subsidiary of the Company and owner of the Mineros Nacionales Mine.

“Caldas RTO” means the arm’s length reverse takeover whereby GCM completed the spin-off of the Marmato Mining Assets through a reverse takeover with Bluenose.

“Carla Project” means the gold exploration project comprised of 16 gold concession contracts and applications comprising an area of approximately 6,000 ha located in the municipalities of Remedios and Segovia at approximately 7°04’ N, 74°43’ W in the Department of Antioquia, Colombia as more fully described in the Segovia Technical Report.

“CFC” means Caldas Finance Corp.

“CFC Subscription Receipt Offering” means the private placement of CFC, an indirect wholly-owned subsidiary of GCM, of 3,292,500 CFC Subscription Receipts at a price of $2.00 per CFC Subscription Receipt.

“CFC Subscription Receipts” means the subscription receipts of CFC issued pursuant to the CFC Subscription Receipt Offering.

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.

“Common Shares” means the common shares in the capital of the Company.

“Company”, “GCM” or “GCM Mining” means GCM Mining Corp.

“COP” means Colombian pesos.

“CRA” means Canada Revenue Agency.

“Delegated Authority” has the meaning given to such term under the heading entitled “Audit Committee Information – Pre-Approval Policies and Procedures”.

“Denarius Metals” means Denarius Metals Corp., formerly Denarius Silver Corp., the corporation which acquired the Zancudo Project under the Zancudo Transaction and existing under the BCBCA.

“deposit” means a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as mineral resources, a commercially mineable ore body or as containing mineral reserves until final legal, technical, and economic factors have been resolved.

“Echandia Property” means the Echandia exploration property at Marmato, Colombia, acquired by the Company in connection with the Medoro Merger, of which the right to mine in its lower zone was transferred to Caldas Gold pursuant to the Caldas RTO and an operating agreement.

“ESV” means ESV Resources Ltd.

“Excess Cash Flow” is a term defined under the amended and restated indentures for the Debentures and represents adjusted EBITDA less capital, development and exploration expenditures, cash payments of principal and interest on debt, changes in non-cash working capital items and payment of taxes and certain other existing financial obligations of the Company. Adjusted EBITDA represents earnings before interest (including non-cash accretion of financial obligations), income taxes and depreciation and amortization (“EBITDA”), adjusted to exclude impairment charges, allowance for doubtful accounts, gains or losses on asset dispositions, equity and wealth taxes, share-based compensation, gains/losses on financial instruments and foreign exchange gains/losses.

“ETK” means ETK, Inc., owner of the Toroparu Project.

“FGM” means Frontino Gold Mines Ltd.

“Frontino Acquisition” means the acquisition whereby GCG Segovia, through its Colombian branch, acquired all of the assets of FGM.

“g/t” means grams per metric tonne.

“GCG Segovia” means Gran Colombia Gold Segovia S.A. (formerly Zandor Capital S.A.), the Panamanian joint venture company used by GCM and Medoro as a vehicle for completing the Frontino Acquisition.

“GCG Titiribi” means Gran Colombia Gold Titiribi Corp., a formerly wholly-owned indirect Panamanian subsidiary of the Company, and its Colombian branch, owner of the Zancudo Project.

“GMP” means GMP Securities L.P. (now known as Stifel Nicolaus Canada Inc.), together with any of its affiliates.

“Gold X” means Gold X Mining Corp.

“Gold X Arrangement” means the statutory plan of arrangement under the BCBCA whereby GCM acquired all of the issued and outstanding Gold X Shares not already owned by GCM in exchange for Common Shares on the basis of 0.6948 of a Common Share for each Gold X Share (the “2021 Gold X Exchange Ratio”).

“Gold X Shares” means the common shares of Gold X.

“Gran Colombia Panama” means Gran Colombia Gold, S.A., a wholly-owned subsidiary of the Company.

“ha” means hectares.

“ICC” means the International Chamber of Commerce.

“Indicated Mineral Resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Investor Agreement” means the investor agreement between GCM and Caldas Gold dated December 3, 2020.

“Juby Project” means the advanced exploration-stage gold project located approximately 15 km west-southwest of the town of Gowganda and 100 km south-southeast of the Timmins gold camp within the Shining Tree area in the southern part of the Abitibi greenstone belt in Ontario, Canada.

“Lo Increíble Properties” means the Lo Increíble 4A and 4B mining contract in the El Callao municipality of the State of Bolivar in Venezuela.

“LoM” means life-of-mine.

“Marmato Mining Assets” means the area covered by Zona Baja and the right to mine in the lower portion of the Echandia Property and the existing 1,200 tonnes per day processing plant owned by Caldas Gold Marmato.

“Marmato Project” means the gold-silver project at Marmato, Caldas Department, Colombia, comprising three contiguous properties: Zona Alta Property, Zona Baja Property and Echandia Property, as more particularly described in the Marmato Technical Report.

“Marmato Technical Report” means the NI 43-101 compliant technical report relating to the Marmato Project bearing an effective date of July 31, 2019 entitled “NI 43-101 Technical Report Preliminary Economic Assessment Marmato Project Colombia” and prepared by Benjamin Parsons, MSc, MAusIMM (CP), Cristian Pereira Farias, SME-RM, David Bird, PG, SME-RM, David Hoekstra, Bs, PE, NCEES, Eric J. Olin, MSc Metallurgy, MBA, SME-RM, MAusIMM, Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP, Jeff Osborn, BEng Mining, MMSAQP, Joanna Poeck, BEng, Mining, MMSAQP, John Tinucci, PhD, PE, ISRM, Mark Allan Willow, MSc, CEM, SME-RM and Joshua Sames, BSc Civil, PE, each of whom is a “qualified person” for the purposes of NI 43-101.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Medoro” means Medoro Resources Ltd., the predecessor of Medoro Resources (B.C.) Inc. that existed under the Business Corporations Act of the Yukon Territory.

“Medoro Arrangement Agreement” means the arrangement agreement entered into by the Company and Medoro, dated April 13, 2011 (as amended and restated as of May 4, 2011) in connection with the Medoro Merger.

“Medoro Merger” means the acquisition of all of the issued and outstanding securities of Medoro by the Company in connection with the Medoro Arrangement Agreement and the Medoro Plan of Arrangement.

“Medoro Plan of Arrangement” means the statutory plan of arrangement pursuant to section 195 of the Business Corporations Act of the Yukon Territory in connection with the Medoro Merger.

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

“Mineral Resource/mineral resource” means a concentration or occurrence of diamonds, natural, solid inorganic material, or natural fossilized organic material including base and precious metals, coal and industrial minerals, in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this Annual Information Form are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on December 11, 2005.

“Mineros Nacionales Mine” means the Company’s former underground producing mine located at the Zona Baja Property in Marmato.

“m” means metres.

“mm” means millimetres.

“Moz” means million ounces.

“Name Change” means the name change of the Company from Gran Colombia Gold Corp. to GCM Mining Corp., effective November 29, 2021.

“New 2024 Debentures” means the convertible unsecured subordinated debentures of the Company issued in connection with the 2024 Debenture Offering in denominations of $1,000 and integral multiples thereof and that bear interest at a rate of 8.0% per annum.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects issued by the Canadian Securities Administrators.

“NI 52-110” means National Instrument 52-110 – Audit Committees issued by the Canadian Securities Administrators.

“Nordmin” means Nordmin Engineering Ltd.

“Option” means an option granted by the Company to purchase Common Shares pursuant to the Company’s incentive stock option plan of the Company approved by Shareholders on June 4, 2020.

“ordinary kriging” means a geostatistical approach to modeling. Instead of weighting nearby data points by some power of their inverted distance, ordinary kriging relies on the spatial correlation of the data to determine the weighting values. This is a more rigorous approach to modeling, as correlation between data points determines the estimated value at an unsampled point.

“OTCQX” means the OTCQX® Best Market in the United States.

“PEA” means a preliminary economic assessment.

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, governmental authority, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

“PFS” means a prefeasibility study.

“Preferred Shares” means the preferred shares in the capital of the Company.

“Prior Management” is defined in section 3.4 “Subsequent Developments” of this Annual Information Form.

“Projects” means the Segovia Operations, the Toroparu Project, the Zona Alta Property and the Lo Increíble Properties.

“QAQC” means quality assurance quality control.

“Qualified Person” has the meaning given to such term under NI 43-101, section 1.1 – Definitions and Interpretations.

“RTO” means the arm’s length reverse takeover whereby Tapestry Resource Corp., a predecessor corporation to GCM, acquired all of the issued and outstanding securities of Gran Colombia Panama.

“SEDAR” means the System for Electronic Document Analysis and Retrieval available at www.sedar.com.

“Segovia Operations” means the Segovia Project and the Carla Project, both owned by Gran Colombia Gold Segovia Sucursal Colombia, a Colombian branch of GCG Segovia.

“Segovia Project” means the mining rights comprised of one private mining property and two exploration licenses with a total area of 2,907 ha, and including three operating mines (El Silencio, Providencia and Sandra K), located in the municipalities of Segovia and Remedios, Department of Antioquia, Colombia, as more fully described in the Segovia Technical Report.

“Segovia Technical Report” means the NI 43-101 compliant technical report relating to the Segovia Operations titled “NI 43-101 Technical Report Prefeasibility Study Update – Segovia Project, Department of Antioquia, Colombia”, with an effective date of December 31, 2020, prepared by SRK.

“SGX” means the Singapore Exchange.

“Share Consolidation” means the TSX and shareholder approved consolidation of the Company’s issued and outstanding common shares on a one post-consolidation share for every fifteen pre-consolidation shares (1:15) basis made effective on Thursday, April 27, 2017.

“Shareholder” means a holder of the Company’s Common Shares.

“SRK” means SRK Consulting (U.S.), Inc.

“Tax Act” means the Income Tax Act (Canada).

“Toroparu Project” means the gold and copper exploration project comprised of the Toroparu Deposit and the Senora Hill Deposit located in the Upper Puruni River Region of western Guyana.

“Toroparu Technical Report” means the 43-101 compliant technical report relating to the Toroparu Project titled “Revised NI 43-101 Technical Report and Preliminary Economic Assessment, Toroparu Gold Project, Upper Puruni River Region of Western Guyana”, with an effective date of December 1, 2021, prepared by Nordmin and signed by Qualified Persons Glen Kuntz, P.Geo., Consulting Specialist – Geology/Mining; Brian Wissent, P.Eng., Senior Mine Engineer – Underground Mining; Kurt Boyko, P.Eng., Consulting Specialist – Mechanical; David Willms, P.Eng., Senior Reviewer; Ben Peacock, P. Eng., Senior Engineer; Daniel Yang, P. Eng., Specialist Geotechnical Engineer; and, Fernando Rodrigues, MMSAQP, Practice Leader/Principal Consultant – Mining.

“Total Cash Cost” stated per ounce on a by-product basis is calculated by deducting by-product silver sales revenues from production cash costs, production taxes and certain other operating costs, such as workforce reduction costs and allowance for doubtful accounts, and dividing the sum by the number of gold ounces sold. Production cash costs include mining, milling, mine site security and mine site administration costs.

“tpd” means tonnes per day.

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“TSX Trust” means TSX Trust Company, formerly Equity Financial Trust Company, the Company’s Transfer Agent and Trustee under the 2024 Gold-Linked Note Indenture and the 2024 Debenture Indenture.

“Warrant” means any warrant of the Company, including the Gold-Linked Warrants, the 2023 Unlisted Warrant Series A and the 2023 Unlisted Warrant Series B.

“Western Atlas SPA” means the Share Purchase Agreement dated October 7, 2019 between the Company and Western Atlas Resources Ltd. (“Western Atlas”) with respect to the Company’s sale of all of the issued and outstanding shares of Medoro Resources International Ltd. to Western Atlas.

“Western Atlas Transaction” means the Company’s equity investment of $1.9 million in Western Atlas completed on October 19, 2019 whereby the Company agreed to spin-off the Lo Increible Properties to Western Atlas pursuant to the Western Atlas SPA.

“Zancudo Project” means the exploration project located in the Municipalities of Titiribi, Angelopolis and Armenia, Department of Antioquia, Republic of Colombia at 6° 04’ 30” N – 75° 47’ 26” W.

“Zancudo Share Purchase Agreement” means the share purchase agreement dated November 20, 2020 among the Company, ESV, Gran Colombia Panama and GCG Titiribi, whereby ESV purchased from GCG Panama all of the issued and outstanding shares of GCG Titiribi, which held title to all of the Zancudo Project through its Colombian branch, Gran Colombia Titiribi Sucursal Colombia.

“Zancudo Transaction” means the share purchase transaction whereby Denarius Metals acquired the Zancudo Project from GCM through a reverse takeover.

“Zona Alta Property” means the property located in the Zona Alta at Marmato, Colombia acquired by the Company in connection with the Medoro Merger.

“Zona Baja Property” means the property in the Zona Baja and the lower zone of the Echandia Property in Marmato, Colombia acquired by the Company in connection with the Medoro Merger and that was transferred to Caldas Gold pursuant to the Caldas RTO, on which the Mineros Nacionales Mine is located.

1.2    Forward-Looking Information

This Annual Information Form may contain or incorporate by reference information that constitutes “forward-looking information” or “forward-looking statements” (collectively, “forward-looking information”) within the meaning of the applicable securities legislation. All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Information Form including, but not limited to, any information as to the future financial or operating performance of the Company, constitutes forward-looking information. Forward-looking information involves known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from the forward-looking information contained herein. When used in this Annual Information Form, such information uses words such as “plans”, “expects” “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “targets”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” or “be achieved” and any other similar terminology.

The forward-looking information contained herein reflects current expectations regarding future events and operating performance and speaks only as of the date of this Annual Information Form. Generally, forward-looking information involves significant risks and uncertainties; therefore, it should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. Undue reliance should not be placed on such statements. A number of factors could cause the actual results to differ materially from the results discussed in the forward-looking information, including but not limited to, the factors discussed under the heading entitled “Risk Factors” herein. Although the forward-looking information is based on what management of the Company believes are reasonable assumptions, the Company cannot assure readers that actual results will be consistent with the forward-looking information.

This Annual Information Form includes forward-looking information pertaining to, among other factors, the following:

●	the size of the Company’s mineral reserves and resources;
●	the realization of the Company’s mineral reserves and resources;
●	the timing of development of undeveloped mineral reserves;
●	the costs related to the development and production of the Projects;
●	the results of future production;
●	supply and demand for gold and silver;
●	expectations regarding the ability to raise capital and to continually add to reserves through acquisitions, exploration and development;
●	treatment under governmental regulatory regimes, labour environment and tax laws;
●	capital expenditure programs and the timing and method of financing thereof; and
●	limitations on the Company’s access to sources of financing or competitive terms which are in compliance with existing debt covenants.

Forward-looking information is based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. With respect to forward-looking information contained herein, the assumptions made by the Company include but are not limited to:

●	future prices for gold and silver;
●	future currency and interest rates;
●	future prices for natural gas, fuel oil, electricity and other key supplies;
●	the Company’s ability to generate sufficient cash flow from operations and capital markets to meet its future obligations and continue as a going concern;
●	there not being any significant disruption affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise;
●	the Company’s ability to obtain the necessary permits, including but not limited to, environmental and governmental permits to properly develop, operate and expand current and future projects;
●	political developments in any jurisdiction in which the Company operates being consistent with the Company’s current expectations;
●	the viability, economically and otherwise, of maintaining and developing the Segovia Operations and the Zona Alta Property;
●	the viability, economically and otherwise, of developing the Toroparu Project; and
●	the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner to meet the Company’s demand.

Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause the actual results to vary and in some instances to differ materially from those described in the forward-looking information contained in this Annual Information Form. These material risks include, but are not limited to:

●	volatility in the spot and forward price of gold, silver or certain other commodities relevant to the Company’s operation, such as diesel fuel and electricity;
●	fluctuations in foreign exchange or interest rates and stock market volatility;
●

changes in the gold or silver lease rates which could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations;

●	risks associated with holding derivative instruments (such as credit risks, market liquidity risk and mark-to-market risk);
●

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Colombia, Guyana or Venezuela, or other countries in which the Company does business or may carry on business in the future;

●	competition for, among other things, capital, acquisition of mining property, undeveloped lands and skilled personnel;
●	operational and technical problems;
●	delays in obtaining required environmental and other licenses;
●

uncertainties and hazards associated with gold exploration, development and mining, including but not limited to, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses;

●	uncertainties relating to operations during the COVID-19 outbreak; and
●	other factors further discussed under the heading entitled “Risk Factors.”

Readers are cautioned that the foregoing lists of factors are not exhaustive. There can be no assurances that forward-looking information will be proven to be accurate. Forward-looking information is provided for the purpose of providing information about management’s expectations and plans relating to the future. The forward-looking information included in this Annual Information Form is qualified by these cautionary statements and those made in the Company’s other filings with the securities regulators of Canada including, but not limited to, the cautionary statements made in the “Risks and Uncertainties” section of the Company’s most recently filed Management’s Discussion and Analysis.

The forward-looking information contained herein is made as of the date of this Annual Information Form and the Company assumes no obligations to update or revise it to reflect new events or circumstances, other than as required by applicable securities laws.

1.3    General Matters

This Annual Information Form is for the year ended December 31, 2021. All information in this Annual Information Form is as of December 31, 2021, unless otherwise indicated.

In this Annual Information Form, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars and references to “$” are to Canadian dollars. All financial information in this Annual Information Form has been prepared in accordance with International Financial Reporting Standards unless otherwise expressly indicated.

The industry and other statistical data presented in this Annual Information Form, except where otherwise noted, have been compiled from sources and participants which, although not independently verified by the Company, are considered by the Company to be reliable sources of information. References in this Annual Information Form to research reports or articles should not be construed as depicting the complete findings of the entire referenced report or article and such report or article is expressly not incorporated by reference into this Annual Information Form.

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To Convert from Imperial	To Metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/tonne	34.2857
Ounces	Grams	31.1035

Imperial Measurement	Metric
1 mile =	1.609 kilometres
1 yard =	0.9144 metre
1 acre =	0.405 hectare
2,204 pounds =	1 tonne (metric)
2,000 pounds/1 short ton =	0.907 tonnes

1.3.1	Special Note to Reader

Please note that all references in this Annual Information Form to Common Shares, Options, Warrants, New 2024 Debentures, 2021 Unsecured Notes and other securities, even those that pre-date the Share Consolidation, as applicable, are stated on a post-Share Consolidation basis.

1.3.2	Incorporation by Reference

The Segovia Technical Report relating to the Segovia Operations entitled “NI 43-101 Technical Report Prefeasibility Study Update – Segovia Project, Department of Antioquia, Colombia ”, bearing an effective date of December 31, 2020 and the Toroparu Technical Report relating to the Toroparu Project entitled “Revised NI 43-101 Technical Report and Preliminary Economic Assessment, Toroparu Gold Project, Upper Puruni River Region of Western Guyana”, bearing an effective date of December 1, 2021, both of which have been prepared and filed in accordance with NI 43-101, are incorporated by reference into and forms part of this Annual Information Form. These documents may be accessed under the Company’s profile on SEDAR at www.sedar.com.

1.3.3	Exchange Rate Information

1.3.3.1 United States Exchange Rate Information

The following table sets out: the rate of exchange for one Canadian dollar in U.S. dollars in effect at the end of each of the periods set out immediately below; the high and low rate of exchange during those periods; and the average rate of exchange for those periods, each based on the noon spot rate as published on the Bank of Canada’s website. On March 30, 2022, the last business day preceding the date of this Annual Information Form, the exchange rate for one Canadian dollar in U.S. dollars as published by the Bank of Canada was $1.00 = US$0.8019.

	High	Low	Average	End of Period

Year ended December 31

2021	0.8306	0.7727	0.7980	0.7888
2020	0.7863	0.6898	0.7461	0.7854
2019	0.7699	0.7353	0.7357	0.7537

1.3.3.2    Colombia Exchange Rate Information

The following table sets out: the rate of exchange for one US dollar in COP in effect at the end of each of the periods set out immediately below; the high and low rate of exchange during those periods; and the average rate of exchange for those periods, each based on the rates as published on the Bank of the Republic of Colombia’s website. On March 30, 2022, the last business day preceding the date of this Annual Information Form, the exchange rate for one US dollar in COP as published by the Bank of the Republic of Colombia was US$1.00 = COP3,765.96.

	High	Low	Average	End of Period

Year ended December 31

2021	4,023.68	3,420.78	3,743.09	3,981.16
2020	4,153.91	3,253.89	3,693.36	3,432.50
2019	3,522.48	3,072.01	3,281.09	3,277.14

ITEM 2.	CORPORATE STRUCTURE

2.1    Name, Address and Incorporation

The full corporate name of the Company is GCM Mining Corp. (formerly, Gran Colombia Gold Corp.). The head office of the Company is located at 401 Bay Street, Suite 2400, PO Box 15, Toronto, Ontario M5H 2Y4 and its registered office is located at 1166 Alberni Street, Suite 1604, Vancouver, British Columbia, V6E 3Z3. The Company also has offices in Bogota and Medellin, Colombia.

The Company was incorporated pursuant to the provisions of the British Columbia Company Act on May 27, 1982 under the name “Impala Resources Ltd.” On August 26, 1987, Impala Resources Ltd. changed its name to “International Impala Resources Ltd.” On November 13, 1992, International Impala Resources Ltd. changed its name to “Tapestry Ventures Ltd.” On December 22, 2004, Tapestry Ventures Ltd. changed its name to “Tapestry Resource Corp.” On August 13, 2010, in connection with the arm’s length reverse takeover pursuant to which Tapestry Resource Corp. acquired all of the issued and outstanding securities of Gran Colombia Panama, the Company changed its name from “Tapestry Resource Corp.” to “Gran Colombia Gold Corp.” On November 29, 2021, the Company changed its name from “Gran Colombia Gold Corp.” to “GCM Mining Corp.”

Effective June 10, 2011, GCM completed a merger with Medoro, a TSX listed company. The combined company continued under the name “Gran Colombia Gold Corp.” Under the terms of the Medoro Arrangement Agreement, each Medoro shareholder received 1.2 Common Shares plus 0.5 of a common share purchase warrant, now expired, for each Medoro share held. Holders of Medoro options and Medoro warrants had their securities converted into GCM securities that, on exercise, would have obtained Common Shares and warrants on an equivalent basis. As a result of the Medoro Merger, the Company acquired 100% of Medoro’s interest in the Marmato Project and Medoro’s 5% interest in GCG Segovia, thereby increasing the Company’s interest in GCG Segovia from 95% to 100%.

As part of the Company’s efforts to streamline its corporate structure described below, effective January 1, 2017, the Company completed a vertical short form amalgamation with its wholly owned subsidiary, Medoro Resources (B.C.) Ltd., pursuant to a certificate of amalgamation issued by the Registrar of Companies, British Columbia and through which the securities of the Company were not affected.

Effective February 25, 2020, GCM completed the Caldas RTO resulting in the spin-out of the Marmato Mining Assets to Caldas Gold, which was listed on the TSXV at the time but is now listed on the TSX. Under the terms of the Caldas Amalgamation Agreement, completion of the Caldas Private Placement and Caldas RTO, GCM acquired 36,250,100 common shares and 7,500,000 share purchase warrants of Caldas Gold, with the common shares controlled by the Company representing approximately 71.8% of the outstanding common shares of Caldas Gold at the time of closing of the Caldas RTO.

Effective February 19, 2021, GCM completed the Zancudo Transaction resulting in the transfer of the Zancudo Project to Denarius Metals, a TSXV listed company. Under the terms of the Zancudo Share Purchase Agreement, and upon completion of the ESV Private Placement, GCM acquired an aggregate of 33,666,666 common shares of Denarius Metals at the time of closing of the Zancudo Transaction.

On March 17, 2021, GCM acquired 22,222,223 subscription receipts of Denarius Metals in a private placement at a price of $0.45 per subscription receipt for a total cash consideration of $10.0 million. Each subscription receipt of Denarius Silver is convertible into one unit of Denarius Metals, each of which is comprised of one common share of Denarius Metals and one share purchase warrant of Denarius Metals entitling GCM to purchase one additional share of Denarius Metals at a price of $0.80 per common share until March 17, 2026. GCM’s equity interest in Denarius Metals decreased to 27.31% upon the closing of the private placement.

On June 4, 2021, GCM completed the Gold X Arrangement whereby it acquired all of the issued and outstanding Gold X Shares not already owned by GCM, resulting in Gold X becoming a wholly-owned subsidiary of the Company.

On March 29, 2022, GCM acquired an additional 3,430,000 common shares of Denarius Metals through a block trade. Upon the acquisition of such shares, GCM’s equity interest in Denarius Metals increased to 28.57%.

2.2    Intercorporate Relationships

The majority of the Company’s assets related to the Segovia Project are held indirectly through GCG Segovia and those assets related to the Toroparu Project are held indirectly through ETK. Assets related to the Zona Alta Property are mostly held indirectly by the Company through its subsidiaries identified in the following chart. These assets were acquired by Medoro (and effectively the Company as a result of the Medoro Merger) as a result of several acquisitions of different mining projects from a series of vendors with the strategy of consolidating the Marmato mining district in Caldas, Colombia. Some of these acquisitions, for various tax and corporate reasons, were structured as amalgamations of companies or acquisitions of off-shore holding structures. Since the vendors of these assets were based in different countries and had distinct corporate planning strategies, these purchases by the Company resulted in an intricate structure of off-shore holding companies, including companies in the UK, Switzerland, Belize, British Virgin Islands, Delaware (U.S.A.), British Columbia (Canada), Colombia and Guyana.

Though the Company believes the current structure does not affect the ability of management or the Board to oversee operations, many of these structures do not provide any advantages to the Company and instead increase costs and effort related to accounting, reporting and operational burden. As such, the Company is continuing to take steps to re-organize and streamline its subsidiaries in order to simplify the off-shore holding structure of its Colombian assets.

The following chart illustrates the principal subsidiaries of the Company, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised, directly or indirectly, by the Company as at the date hereof:

GCM Mining Corp.
(British Columbia)
25.8%
Western Atlas Resources Inc. (BC)
28.6%
Denarius Metals Corp. (BC)
100%
Caldas Holding Corp. (BC)
44.3%
Aris Gold Corporation (BC)
100%
Gran Colombia Gold, S.A. (Panama)
100%
Gran Colombia Gold Segovia S.A. (Panama)
100%
Gran Colombia Gold Segovia Sucursal Colombia (Colombia)
100%
Fellesmere International Inc. (Panama))
Zenk International Minerals LLC (Delaware)
Zenk International Minerals Colombia S.A.S. (1) (Colombia)
Orinoquia Holdings Corp. (Panama)
Inversiones Agroindustriales ING S.A.S.(2) (Colombia)
Gold X Mining Corp. (BC)
Sandspring Resources (USA) Ltd. (Delaware)
CM Power Company Inc. (Guyana)
Goldheart Investment Holdings Ltd. (BVI)
ETK, Inc. (Guyana)
Toroparu Project
100%
Medoro Resources International Ltd. (BVI)
100%
Mineria MH, CA. (Venezuela)
100%
Medoro de Venezuela, CA. (Venezuela)
100%
Lo Incredible Mining Company de Venezuela CA. (Venezuela)
7.7%
92.3%
Los Mineros de El Callao, SA. (Venezuela)
100%
Colombia Gold Limited (UK)
100%
Colombia Gold AG (Switzerland)
100%
Colombia Gold Ltd. (British Columbia)
90.92%
2.94%
6.14%
Colombia Gold, S.A.S (Colombia)
93.49%
6.44%
0.07%
Minera Croesus, S.A.S. (3) (Colombia)
100%
Barona Cape Ltd. (BVI)
100%
Colombia Goldfields LLC (Delaware)
100%
RNC (Colombia) Ltd. (Belize)
100%
Medoro Holdco, Inc. (Panama)
4.832%
2.91%
0.154%
0.115%
91.99%
Minerales Andinos de Occidente S.A.S. (3) (Colombia)
1.4%
89.6%
8.6%
0.4%
Investcol
Gavilan Minerales, S.A.S. (3) (Colombia)
(1) Segovia polymetallic plant (asset being transferred to Segovia branch)
(2) Segovia farming operation (ESG)
(3) Marmato Zona Alta
Minority Shareholding
Third Party Small Holders
Colombian Branch

ITEM 3.	GENERAL DEVELOPMENT OF THE BUSINESS

3.1 2019

The Shareholder Rights Plan

On January 3, 2019, the Company announced that the Board adopted a shareholder rights plan agreement (the “Plan”). The Plan was effective as of such date and the TSX conditionally accepted notice for filing of the Plan, subject to ratification by shareholders at GCM’s 2019 annual shareholder meeting, which was held in June 2019 and at which the Plan was ratified.

Complete details regarding the Plan can be found in a material change report of the Company dated January 8, 2019 on the Company’s profile on SEDAR at www.sedar.com.

2019 Investments in Gold X

In December 2019, Gold X consolidated its common shares and warrants on an 8-for-1 basis. All references to units, common shares, warrants, subscription receipts and prices thereof in the summary below have been retroactively adjusted to give effect to the 8-for-1 consolidation.

On February 11, 2019, the Company announced that it completed the purchase of an additional 312,500 Gold X Shares at a price of $2.24 per share in a private transaction (the “Third Gold X Transaction”) for total cash consideration of approximately US$528,000. Upon completion of the Third Gold X Transaction, GCM increased its holdings in Gold X to an aggregate of 4,687,500 Gold X Shares and 2,000,000 Gold X Warrants, such common shares representing approximately 17.88% of the then outstanding Gold X Shares and 23.71% of the then outstanding Gold X Shares on a partially-diluted basis.

On June 12, 2019, the Company announced that it completed the purchase of an additional 1,350,000 units of Gold X at a price of $2.00 per unit, each unit comprised of one Gold X Share and one Gold X Warrant and 650,000 subscription receipts of Gold X (“Gold X Receipts”) at a price of $1.00 per subscription receipt in a private transaction (the “Fourth Gold X Transaction”) for total cash consideration of approximately $2,000,000. Following completion of the Fourth Gold X Transaction, the Company had control and direction over an aggregate of 6,037,500 Gold X Shares, 3,350,000 Gold X Warrants and 650,000 Gold X Receipts, such common shares representing approximately 19.96% of the then issued and outstanding Gold X Shares. Each Gold X Warrant issued pursuant to the Fourth Gold X Transaction entitles the Company to purchase one additional Gold X Share at $1.32 for a period of 60 months. Each Gold X Receipt automatically converted into a unit of Gold X on November 6, 2019, upon Gold X receiving shareholder approval for GCM to become a “control person” of Gold X, being a holder of greater than 20% of the voting rights of Gold X’s outstanding securities.

On August 27, 2019, the Company announced that it completed the purchase of an additional 625,000 units of Gold X at a price of $1.20 per unit in a private transaction (the “Fifth Gold X Transaction”), each unit comprised of one Gold X Share and one Gold X Warrant for total cash consideration of approximately $1,000,000. Following completion of the Fifth Gold X Transaction, the Company had control and direction of an aggregate of 6,662,500 Gold X Shares, 3,975,000 Gold X Warrants and 650,000 Gold X Receipts, such common shares representing approximately 19.45% of the then issued and outstanding Gold X Shares. Each Gold X Warrant issued pursuant to the Fifth Gold X Transaction entitles the Company to purchase one additional Gold X Share at $2.80 for a period of 60 months.

At its annual general meeting held on November 5, 2019, Gold X received shareholder approval for the Company to become a “control person” and the Gold X Receipts were converted into an additional 650,000 common shares and 650,000 share purchase warrants. As a result, the Company had control and direction of an aggregate of 7,312,500 Gold X Shares and 4,625,000 Gold X Warrants, with such common shares representing approximately 20.8% of the then issued and outstanding Gold X Shares.

On December 4, 2019, the Company announced that it agreed to acquire US$5,000,000 of 10% secured convertible debentures of Gold X (the “Gold X Debentures”). The Gold X Debentures were scheduled to mature 36 months from March 13, 2020 and were convertible, in whole or in part, at the option of GCM into Gold X Shares based on a conversion price of $3.20 per share and the closing Canadian dollar exchange rate as published by the Bank of Canada on the business day prior to the conversion.

Complete details regarding the Gold X investments can be found in the press releases of the Company dated February 11, 2019, June 12, 2019, April 27, 2019 and December 19, 2019 on the Company’s profile on SEDAR at www.sedar.com.

Final Assay Results from Segovia’s 2018 Drilling Program

On February 25, 2019, the Company announced the final assay results from 83 additional diamond drill holes (8,043 meters) included in its 2018 underground drilling program at its high-grade Segovia Operations. In 2018, the Company completed a total of 209 holes at its Segovia Operations representing approximately 26,800 meters.

Prospectus Equity Offering

On March 1, 2019, the Company announced filing of a preliminary short form prospectus in all of the provinces of Canada, except Quebec, in connection with a fully marketed, “best efforts” offering of approximately $25 million of units of the Company at a price per unit to be determined in the context of the market. Each unit was to consist of one Common Share and one-half of one common share purchase warrant. Each of such warrants was to entitle the holder thereof to purchase one Common Share at an exercise price of $5.75 per Common Share for a period of five years from the closing date of the offering. However, on March 4, 2019, the Company announced the termination of the offering in connection with the subsequent decline in share price and the 2024 Debenture Offering.

Complete details regarding the initial prospectus equity offering and the 2024 Debenture Offering can be found in the press releases of the Company dated March 1, 2019 and March 4, 2019 on the Company’s profile on SEDAR at www.sedar.com.

2024 Debenture Offering

On April 4, 2019, the Company closed the 2024 Debenture Offering of $20,000,000 aggregate principal amount of New 2024 Debentures. The 2024 Debenture Offering was led by a syndicate of underwriters led by GMP and Scotiabank. The New 2024 Debentures mature on April 5, 2024 (the “Maturity Date”) and accrue interest at the rate of 8.00% per annum, payable monthly. At the holders’ option, the New 2024 Debentures may be converted into Common Shares (the “Debenture Shares”) at any time and from time to time, up to the Maturity Date, at a conversion rate of approximately 210.53 Common Shares per $1,000 principal amount, subject to adjustment in certain circumstances, which equates to an initial conversion price of $4.75 per Debenture Share. The New 2024 Debentures are not listed and are convertible unsecured obligations of the Company subordinated to senior indebtedness of the Company and ranking equally with all present and future unsecured subordinated indebtedness of the Company.

On and after the first anniversary of the issuance date, the Company may, at its option, on not more than one occasion during each 12-month period beginning on each yearly anniversary of the issuance date, redeem up to 10% of the aggregate principal amount of the New 2024 Debentures then outstanding, at par plus accrued and unpaid interest, in cash on not less than 30 and not more than 60 days’ prior written notice. The New 2024 Debentures are repayable in cash at maturity.

Complete details regarding the 2024 Debenture Offering can be found in the press releases of the Company dated March 4, 2019 and April 4, 2019 on the Company’s profile on SEDAR at www.sedar.com.

Normal Course Issuer Bid for Common Shares and 2024 Warrants

On June 10, 2019, the Company announced that it received approval from the TSX to commence a normal course issuer bid (“NCIB”) for its Common Shares and 2024 Warrants, commencing June 12, 2019 and remaining open until the earlier of June 11, 2020 or the date on which the Company had purchased the maximum amount permitted. Under the terms of the NCIB the Company has the right to purchase up to 4,589,129 Common Shares and up to 1,109,628 2024 Warrants, representing 10% of the current issued and outstanding Common Shares and 2024 Warrants in the public float for each security as of June 4, 2019.

Spin Out of Marmato Mining Assets

On October 7, 2019, the Company announced it had entered into a letter of intent with Bluenose in respect of the spin out of the Marmato Mining Assets.

Western Atlas Transaction

On October 19, 2019, the Company announced that it had acquired an aggregate of 15,910,588 common shares and 7,955,294 share purchase warrants of Western Atlas. The common shares of Western Atlas controlled by the Company represent approximately 19.89% of the outstanding common shares of Western Atlas. Assuming exercise of the share purchase warrants, the Company would have control and direction over 23,865,882 common shares representing approximately 27.14% of the then outstanding common shares of Western Atlas, after giving effect to the exercise of GCM’s warrants but assuming no exercise of any other outstanding warrants or options of Western Atlas. On December 6, 2019, Western Atlas shareholders approved GCM becoming a “control person” of Western Atlas at a special meeting of its shareholders.

In connection with the Western Atlas Transaction, GCM and Western Atlas also entered into an investor rights agreement, pursuant to which Western Atlas granted the Company certain nomination and participation rights. For so long as GCM holds at least 5% of the outstanding common shares of Western Atlas, GCM will be entitled to (i) two nominees on Western Atlas’ board of directors and (ii) the right to maintain its proportionate share in Western Atlas.

GCM may acquire 59,115,555 common shares of Western Atlas in connection with the completion of the transactions contemplated by the Western Atlas SPA whereby GCM has agreed to sell all of the outstanding shares of Medoro Resources International Ltd. (“Medoro”) to Western Atlas, subject to the approval of the shareholders of Western Atlas, the TSXV and other customary conditions precedent by October 9, 2023. Medoro holds mining rights to the Lo Increible Properties that have been nationalized by the government of Venezuela. As part of the Western Atlas Transaction, Western Atlas will continue efforts to have the Lo Increible Properties returned or re-issued to Medoro.

Complete details regarding the Western Atlas Transaction can be found in the press releases of the Company dated September 3, 2019 and October 9, 2019 on the Company’s profile on SEDAR at www.sedar.com.

2019 Offering

On November 5, 2019, the Company closed the 2019 Offering of 3,260,870 units of the Company at a price of $4.60 per unit for aggregate gross proceeds of $15,000,000. Each unit consists of one Common Share and one 2023 Unlisted Warrant Series A with each 2023 Unlisted Warrant Series A exercisable into one Common Share at a price of $5.40 per share for a period of five years.

Complete details regarding the 2019 Offering can be found in the press release of the Company dated November 5, 2019 on the Company’s profile on SEDAR at www.sedar.com.

2019 CFC Subscription Receipt Offering

On December 19, 2019, the Company closed the CFC Subscription Receipt Offering of 3,292,500 CFC Subscription Receipts at a price of $2.00 per CFC Subscription Receipt for aggregate gross proceeds of $6,585,000 in connection with the Caldas RTO and the spin out of the Marmato Mining Assets. The brokered portion of the Caldas Private Placement was completed by a syndicate of agents led by Scotiabank, as sole bookrunner, and including Red Cloud Securities.

Each CFC Subscription Receipt entitled the holder thereof to receive, upon satisfaction of certain escrow release conditions on or before February 28, 2020, and without payment of additional consideration therefor, one common share in the capital of CFC (each, a “CFC Common Share”), subject to standard adjustment provisions, and one CFC Common Share purchase warrant (each, a “CFC Warrant”). Each CFC Warrant was exercisable to acquire one CFC Common Share, subject to standard adjustment provisions, at a price of $3.00 per CFC Common Share for a period of five years following the closing of the CFC Subscription Receipt Offering. Upon closing of the Caldas RTO, and in accordance with the Caldas Amalgamation Agreement, the CFC Common Shares and CFC Warrants were automatically exchanged, without payment of additional consideration therefor, for common shares (the “Resulting Issuer Shares”) in the capital of the Resulting Issuer (as hereinafter defined) and common share purchase warrants (the “Resulting Issuer Warrants”) of the Resulting Issuer. Each Resulting Issuer Warrant shall be exercisable to acquire one Resulting Issuer Share, subject to standard adjustment provisions, at a price of $3.00 per Resulting Issuer Share for a period of five years following the closing of the Caldas RTO. Bluenose, as it exists following the completion of the Caldas RTO, is referred to herein as the “Resulting Issuer”, and was renamed “Caldas Gold Corp.”

In connection with the Caldas RTO, the Company, CFC, Caldas Holding Corp, Bluenose and a wholly-owned subsidiary of Bluenose entered into the Caldas Amalgamation Agreement effective as of December 13, 2019. Pursuant to Caldas Amalgamation Agreement, GCM purchased $15,000,000 of units of CFC in a non-brokered private placement with CFC immediately prior to the closing of the Caldas RTO.

Complete details regarding the CFC Subscription Receipt Offering can be found in the press release of the Company dated December 19, 2019 on the Company’s profile on SEDAR at www.sedar.com.

3.2    2020

2020 Offering

On February 6, 2020, the Company closed the 2020 Offering of 7,142,857 units of the Company at a price of $5.60 per unit for aggregate gross process of $40,000,000. Each unit consists of one Common Share and one 2023 Unlisted Warrant Series B with each 2023 Unlisted Warrant Series B exercisable into one Common Share a price of $6.50 for a period of three years. The Company used a portion of the net proceeds of the 2020 Offering to redeem 30%, equivalent to US$19,162,500, of the aggregate principal amount outstanding of its 2024 Gold-Linked Notes on March 31, 2020 (the “Redemption Date”), reducing the aggregate principal amount outstanding to US$44,712,500. The redemption price was equal to approximately US$0.3305042 per US$1.00 principal amount 2024 Gold-Linked Note.

One of the investors in the 2020 Offering was Eric Sprott who, prior to the closing of the 2020 Offering, owned or controlled 3,260,870 Common Shares and 3,260,870 2023 Unlisted Warrants Series A, which represented 6.09% of the issued and outstanding Common Shares on a non-diluted basis and approximately 11.48% on a partially diluted basis at that time. Through the 2020 Offering, 2176423 Ontario Ltd., a corporation that is beneficially owned by Mr. Sprott, acquired 3,571,429 units for a total investment of $20,000,000. When combined with existing holdings, Mr. Sprott beneficially owned or controlled 6,832,299 Common Shares and 6,832,299 unlisted warrants representing 11.24% of the issued and outstanding Common Shares on a non-diluted basis and approximately 20.20% of the issued and outstanding Common Shares at that time assuming only the exercise of the unlisted warrants.

According to insider filings available on SEDI.ca, Mr. Sprott subsequently sold all of his Common Shares between April and August 2020. As of the date of this Annual Information Form, Mr. Sprott still holds the 2023 Unlisted Warrants Series A and 2023 Unlisted Warrants Series B.

Complete details regarding the 2020 Offering can be found in the press release of the Company dated February 6, 2020 on the Company’s profile on SEDAR at www.sedar.com.

Caldas RTO

On February 25, 2020, the Company completed the spin-off of its Marmato Mining Assets through a reverse takeover transaction completed with Bluenose. The Resulting Issuer was renamed Caldas Gold Corp. and was listed on the TSXV at such time. The common shares of Caldas Gold commenced trading on the TSXV on February 28, 2020 under the symbol “CGC”.

Through completion of a private placement on February 7, 2020, which included third-party investors, and the Caldas RTO, GCM acquired an aggregate of 36,250,100 common shares and 7,500,000 share purchase warrants of Caldas Gold with an exercise price of $3.00 expiring December 19, 2024. With the common shares controlled by GCM representing approximately 71.8% of the outstanding common shares of Aris Gold, GCM became a “control person” of Aris Gold.

Complete details regarding the Caldas RTO can be found in the press release of the Company dated February 25, 2020 on the Company’s profile on SEDAR at www.sedar.com.

2020 Early Redemption of 2024 Gold-Linked Notes

On March 26, 2020, GCM announced the early redemption of 30% of the aggregate principal amount outstanding of its 2024 Gold-Linked Notes.

Complete details regarding the 2021 Early Redemption of 2024 Gold-Linked Notes can be found in the press release of the Company dated March 26, 2020.

Proposed Merger with Guyana Goldfields and Gold X

On May 11, 2020, GCM announced that it had signed a definitive agreement to complete a business combination with Gold X (the “2020 Gold X Transaction”) and that it submitted a proposal to Guyana Goldfields Inc. (“Guyana Goldfields”) to acquire all of its issued and outstanding common shares (the “Proposed Guyana Goldfields Transaction”; and together with the 2020 Gold X Transaction, the “Proposal”). The contemplated business combination between GCM and Gold X was conditional upon the successful concurrent acquisition of Guyana Goldfields, and the proposal to Guyana Goldfields was conditional on the concurrent acquisition of Gold X.

Under the terms of the Proposal, GCM proposed to acquire all of the issued and outstanding shares of Guyana Goldfields at a share exchange ratio of 0.142 Common Share for each Guyana Goldfields share

(the “Guyana Goldfields Exchange Ratio”), implying a value of $0.90, a premium of approximately 29% to the closing price of the Guyana Goldfields shares on the TSX on May 8, 2020.

In addition, GCM would be able to provide Guyana Goldfields with a loan of up to US$15 million with a defined use of proceeds related to ongoing operations at the Aurora Underground Project, as well as for certain working capital and general corporate purposes.

Concurrently, GCM would acquire the remaining 81% of the issued and outstanding shares of Gold X that it did not already own at a share exchange ratio of 0.500 Common Share for each Gold X Share (the “2020 Gold X Exchange Ratio”), implying a headline value of $3.17, representing a premium of 15% to the closing price on the TSXV on May 8, 2020, and a premium of 41% to the volume-weighted average price of Gold X Shares over the 20 trading days ended on the TSXV on May 8, 2020.

Under the definitive agreement signed May 10, 2020 (the “2020 Gold X Arrangement Agreement”), the 2020 Gold X Transaction was structured as a plan of arrangement. The Proposed Guyana Goldfields Transaction was expected to be structured as a plan of arrangement and would be subject to the signing of definitive documentation with Guyana Goldfields. The Proposal would require approval by a simple majority of the votes cast by GCM shareholders, and by more than 2/3rds of the votes cast by Gold X and Guyana Goldfields shareholders at their respective special meetings of shareholders, as well as the receipt of regulatory approvals including the approvals of the TSX and TSXV and other customary conditions.

Complete details regarding the Proposal with Guyana Goldfields and Gold X can be found in the press release of the Company dated May 11, 2020 on the Company’s profile on SEDAR at www.sedar.com.

Termination of 2020 Gold X Arrangement Agreement

On May 25, 2020, the Company announced that it decided to not pursue the acquisition of all of the issued and outstanding common shares of Guyana Goldfields. As a result, GCM and Gold X agreed to terminate the plan of arrangement between GCM and Gold X dated May 11, 2020.

Renergetica Letter of Intent

On May 5, 2020, GCM announced that it had signed a letter of intent with Renergetica Colombia S.A.S., a subsidiary of Renergetica S.p.A., a developer in the field of renewable energy and of the smart grid worldwide and an independent power producer and asset manager for third party investors. The letter of intent encompasses GCM’s acquisition, through its Segovia Operations, of a solar project with a total installed capacity of 11.2 MW of power called “Suarez”, located in the Tolima Region, Colombia.

Complete details regarding the Renergetica letter of intent can be found in the press release of the Company dated May 5, 2020 on the Company’s profile on SEDAR at www.sedar.com.

2020 Investment in Western Atlas

On July 19, 2020, the Company announced that it had increased its equity position in Western Atlas to approximately 25.8% through a non-brokered private placement completed on July 17, 2020 by Western Atlas (the “2020 Western Atlas Private Placement”). Through completion of the 2020 Western Atlas Private Placement, the Company increased its holdings in Western Atlas to an aggregate of 29,910,588 common shares and 21,955,294 common share purchase warrants. The common shares controlled by the Company represent approximately 25.8% of outstanding common shares of Western Atlas. Assuming exercise of warrants, the Company, when combined with its existing ownership, would have control or direction over 51,865,882 common shares representing approximately 30.9% of the then outstanding common shares of Western Atlas on a partially-diluted basis.

Complete details regarding the 2020 Investment in Western Atlas can be found in the press release of the Company dated July 19, 2020 on the Company’s profile on SEDAR at www.sedar.com.

2020 Investment in Caldas Gold

On July 29, 2020, Caldas Gold issued an aggregate of 22,222,222 special warrants (the “Special Warrants”) pursuant to a bought deal financing (the “Caldas Special Warrant Offering”), at a price of $2.25 per Special Warrant, with each such Special Warrant exercisable to acquire one unit comprising one common share and one common share purchase warrant of Caldas Gold (each, a “2025 Caldas Warrant”). GCM acquired an aggregate of 8,888,889 Special Warrants pursuant to the Caldas Special Warrant Offering for an aggregate purchase price of approximately $20 million.

On August 26, 2020, Caldas Gold issued an aggregate of 83,066 subscription receipts (the “August 2020 Subscription Receipts”) pursuant to a fully marketed private placement offering (the “August 2020 Caldas Subscription Receipt Offering”), at a price of US$1,000 per August 2020 Subscription Receipt, with each such August 2020 Subscription Receipt entitling the holder thereof to acquire one unit comprising one senior secured gold-linked note in a principal amount of US$1,000 (each, a “Note”) and 200 2025 Caldas Warrants upon the satisfaction of certain escrow release conditions. GCM acquired an aggregate of 10,000 August 2020 Subscription Receipts pursuant to the August 2020 Caldas Subscription Receipt Offering for an aggregate purchase price of US$10 million.

Following the deemed exercise of all 22,222,222 Special Warrants on September 28, 2020, the Company acquired an aggregate of 8,888,889 common shares and 8,888,889 2025 Caldas Warrants. Following the conversion of all 83,066 August 2020 Subscription Receipts on November 18, 2020, the Company acquired 10,000 Notes and 2,000,000 2025 Caldas Warrants.

Each 2025 Caldas Warrant is exercisable to acquire one common share of Aris Gold until July 29, 2025, at a price of $2.75 per share, subject to adjustment in certain events set out in the indenture governing the 2025 Caldas Warrants. Aris Gold may accelerate the expiry date of the 2025 Caldas Warrants after July 29, 2023 in the event that the closing price of the common shares of Aris Gold on the TSX (or such other exchange on which such common shares may principally trade at such time) is greater than $2.75 per share for a period of 20 consecutive trading days, by giving notice to the holders of 2025 Caldas Warrants of the acceleration of the expiry date and issuing a concurrent press release announcing same and, in such case, the 2025 Caldas Warrants will expire on the 30th day following the date on which such notice is given and press release issued.

Quarterly Dividend Program

On August 13, 2020, GCM announced that its Board approved the initiation of the Company’s quarterly dividend program. The first quarterly dividend of $0.015 per Common Share was paid on October 15, 2020 to shareholders of record as of the close of business on September 30, 2020.

2020 Normal Course Issuer Bid for Common Shares

On September 2, 2020, the Company announced that it received approval from the TSX to commence a NCIB for its Common Shares, commencing September 4, 2020 and remaining open until the earlier of September 3, 2020 or the date on which the Company had purchased the maximum amount permitted. Under the terms of the NCIB, the Company had the right to purchase up to 4,589,129 Common Shares, representing 10% of the current issued and outstanding Common Shares in the public float as of August 30, 2019.

Complete details regarding the 2020 Normal Course Issuer Bid for Common Shares can be found in the press release of the Company dated September 2, 2020 on the Company’s profile on SEDAR at www.sedar.com.

Zancudo Spin-Out and ESV Private Placement

On September 24, 2020, GCM announced that it had entered into a letter of intent dated effective September 23, 2020 with ESV to spin out its interest in the Zancudo Project to ESV. GCM also subscribed for CA$3,000,000 of subscription receipts in a non-brokered private placement being completed concurrently by ESV as described further below.

In March 2017, GCM signed an option agreement with IAMGOLD Corp. (“IAMGOLD”) for the exploration and potential purchase of an interest by IAMGOLD in the Zancudo Project. Under the agreement, IAMGOLD was granted an option to acquire an initial undivided 65% interest (the “First Option”) in the Zancudo Project by incurring an aggregate of US$10 million of mineral exploration expenditures over a six-year period, subject to meeting specified annual work commitments during this period. From 2017 through 2019, IAMGOLD completed a total of approximately 16,224 meters of drilling at the Zancudo Project and incurred over US$4 million of its exploration commitment. However, due to COVID-19, IAMGOLD suspended its drilling program. IAMGOLD was also granted an additional option (the “Second Option”) to acquire a further 5% undivided interest, for an aggregate 70% undivided interest in the Zancudo Project, by completing a feasibility study within three years after exercising the First Option. Upon exercise of the First Option or the Second Option, as the case may be, the parties will form a joint venture to hold Zancudo, to advance the exploration and, if feasible, to advance the development and mining of any commercially exploitable ore body.

Under the terms of the spin out transaction, ESV issued 27,000,000 common shares to GCM in exchange for its interest in the Zancudo Project.

ESV announced that it had also signed a letter of intent with 1255269 B.C. Ltd. (the “Guia Antigua Vendor”), to concurrently acquire all of the outstanding share capital of the Guia Antigua Vendor (the “Guia Antigua Transaction”). The Guia Antigua Vendor owns the Guia Antigua Project which encompasses the exploration, development and mining rights to a 386-hectare area located in the eastern part of GCM’s Segovia mining title focused on the high-grade silver-gold Guia Antigua vein which falls outside the areas associated with GCM’s mining operations and exploration activities.

As a condition to completing the acquisitions of both the Zancudo Project and Guia Antigua Project, ESV announced that it intended to complete a non-brokered private placement financing to raise up to $7,000,000 through the issuance of up to 15,555,000 subscription receipts of the Guia Antigua Vendor at a price of $0.45 per subscription receipt (the “ESV Private Placement”). GCM subscribed for $3,000,000 of the ESV Private Placement.

Complete details regarding the Zancudo Transaction and ESV Private Placement can be found in the press release of the Company dated September 24, 2020 on the Company’s profile on SEDAR at www.sedar.com.

Director Resignation

On October 2, 2020, GCM announced that Monica De Greiff had been appointed by the Government of Colombia to the position of Ambassador to Kenya. Consequently, Ms. De Greiff stepped down from the Company’s Board of Directors effective September 30, 2020 (the “Director Resignation”).

Complete details regarding the Director Resignation can be found in the press release of the Company dated October 2, 2020 on the Company’s profile on SEDAR at www.sedar.com

2020 Rating Upgrade

On October 15, 2020, the Company announced that Fitch Ratings upgraded its rating of the 2024 Gold-Linked Notes to ‘B+’ from ‘B‘ with a Stable Outlook. In its commentary regarding the rating action, Fitch Ratings stated that the upgrade reflects the improvement in GCM’s capital structure due to strong free cash flow and capital raising that had led to substantial debt repayment.

Fitch Ratings noted several key rating drivers including (i) positive strategic decisions over the past 12 months that have given it a stronger balance sheet and have lowered risk, including the spin out of Marmato to Caldas Gold and the planned spin out of Zancudo to ESV, (ii) turnaround in the Company’s net cash position, (iii) solid free cash flow, (iv) single-asset risk and (v) competitive cost structure. Additional information with respect to this rating may be found at www.fitchratings.com.

See “Description of Capital Structure – Rating.”

Long-Term Supply Agreement Arbitration

The Company had a long-term supply agreement to sell all of its production to a single customer which was terminated in January 2019 by GCM for breaches by its customer. On May 10, 2019, the Company received notice of a request to settle the dispute, as permitted under the supply agreement, under the Rules of Arbitration of the ICC. The Company was notified on October 15, 2020 by the ICC that it had dismissed the customer’s claims on the basis of its breach of the supply agreement.

Monthly Dividend Program

On November 11, 2020, GCM announced that its Board approved a monthly dividend of $0.015 per Common Share. The first monthly dividend was paid on January 15, 2021 to shareholders of record as of the close of business on December 31, 2020.

2020 Caldas Subscription Receipt Offering

On December 3, 2020, GCM announced that it had acquired 7,555,556 subscription receipts (“December 2020 Caldas Subscription Receipts”) of Caldas Gold pursuant to a non-brokered private placement (the “December 2020 Caldas Subscription Receipt Offering”), at a price of $2.25 per December 2020 Caldas Subscription Receipt, for a total investment of $17 million, with each such December 2020 Caldas Subscription Receipt entitling the holder thereof to acquire one unit comprising one common share and one 2025 Caldas Warrant upon the satisfaction of certain escrow release conditions.

Prior to the completion of the December 2020 Caldas Subscription Receipt Offering, GCM owned, directly or indirectly, or exercised control or direction over, 53,435,989 common shares of Caldas Gold representing approximately 53.5% of the issued and outstanding common shares of Aris Gold prior to the December 2020 Caldas Subscription Receipt Offering on an undiluted basis. GCM also owned, directly or indirectly, or exercised control or direction over 18,388,889 common share purchase warrants of Caldas Gold, which includes 10,888,889 2025 Caldas Warrants (collectively, the “GCM Warrants”), entitling GCM to acquire one common share at either $2.75 or $3.00, and, if all of the GCM Warrants were exercised, GCM would own, directly or indirectly, or exercised control or direction over, 71,824,878 common shares or approximately 60.8% of the total number of issued and outstanding common shares of Aris Gold on a partially diluted basis prior to the December 2020 Caldas Subscription Receipt Offering.

Upon the conversion of all 37,777,778 December 2020 Caldas Subscription Receipts issued in connection with the December 2020 Caldas Subscription Receipt Offering into the underlying common shares and 2025 Caldas Warrants (which occurred on February 4, 2021), GCM owned, directly or indirectly, or exercised control or direction over, 60,991,545 common shares or 44.3% of the total number of issued and outstanding common shares of Aris Gold on an undiluted basis. GCM also held an aggregate of 25,944,445 2025 Caldas Warrants or GCM Warrants. Assuming the exercise of all 2025 Caldas Warrants and GCM Warrants held by GCM and assuming that no other investors who participated in the December 2020 Caldas Subscription Receipt Offering exercise their respective 2025 Caldas Warrants, Aris Gold will have an aggregate of 163,522,385 common shares issued and outstanding, of which GCM would own, directly or indirectly, or exercise control or direction over, 86,935,990 common shares of Aris Gold on a partially diluted basis.

As a condition to closing the Aris Transaction (as described below), on closing of the offering described immediately above, GCM entered into the Investor Agreement with Caldas Gold., which, subject to certain ownership thresholds, provides GCM with the right to nominate two directors to the board of directors of Aris Gold and to maintain its equity interest in Aris Gold in the event that Aris Gold issues securities in connection with an equity financing or non-cash transaction. The Investor Agreement also requires that for a period of two years following closing of the Aris Transaction, GCM will have certain voting obligations related to its equity interest in Aris Gold and is precluded from selling its common shares of Aris Gold or the GCM Warrants to a third party without prior consent from Aris Gold.

Complete details regarding the December 2020 Caldas Subscription Receipt Offering can be found in the press release of the Company dated December 3, 2020 on the Company’s profile on SEDAR at www.sedar.com.

3.3    2021

Aris Transaction

On February 4, 2021, upon satisfaction of certain escrow release conditions, the Company’s 7,555,556 December 2020 Caldas Subscription Receipts were converted into 7,555,556 subscription receipt units of Aris Gold, resulting in the issuance of 7,555,556 common shares of Caldas Gold and 7,555,556 2025 Caldas Warrants to the Company.

In connection with the closing of the Aris Transaction on February 4, 2021, Caldas Gold changed its name to Aris Gold Corporation.

Also, in connection with the closing of the Aris Transaction, six out of the eight members of the former board of directors of Caldas Gold resigned. Messrs. Serafino Iacono and Hernan Martinez, remained on the new board of directors of Aris Gold, as nominees of the Company. As a result of the completion of the Aris Transaction, Serafino Iacono, the former Chief Executive Officer of Caldas Gold; Lombardo Paredes, the former President of Caldas Gold; Michael Davies, the former Chief Financial Officer of the Caldas Gold; and Amanda Fullerton, the former Corporate Secretary of Caldas Gold (collectively, “Prior Management”), were replaced by the current management team of Aris Gold and the Company no longer controls a majority of Aris Gold’s undiluted share capital. The Prior Management are currently members of management of GCM.

Zancudo Transaction

On February 19, 2021, GCM completed the Zancudo Transaction whereby the Company acquired 33,666,666 common shares of Denarius Metals in connection with the completion of the Zancudo Transaction.

Denarius Metals acquired the Zancudo Project pursuant to the Zancudo Share Purchase Agreement dated November 20, 2020 among GCM, ESV, Gran Colombia Panama and GCG Titiribi, whereby ESV purchased from GCG Panama, a wholly-owned subsidiary of GCM, of all of the issued and outstanding shares of GCG Titiribi, which held title to all of the Zancudo Project through its Colombian branch, Gran Colombia Titiribi Sucursal Colombia. The Zancudo Project was acquired by ESV for $12,150,000 which was satisfied by the issuance by ESV to GCM of an aggregate of 27,000,000 common shares having a deemed price of $0.45 per common share.

Concurrently with the completion of the Zancudo Transaction, ESV completed a three-cornered amalgamation with 1255269 B.C. Ltd. (“Guia Antigua Co.”) and 1270702 B.C. Ltd., pursuant to which ESV acquired certain mining assets (the “Guia Antigua Mining Assets”) indirectly owned by Guia Antigua Co. and located 130 kilometers northeast of Medellin in the Segovia-Remedios mining district, Department of Antioquia (the “Guia Antigua Amalgamation Transaction”).

Prior to the completion of, and in connection with, the Guia Antigua Amalgamation Transaction, Guia Antigua Co. completed a private placement offering on November 9, 2020 to raise aggregate proceeds of $8,403,774 through the sale of 18,675,053 subscription receipts at a price of $0.45 per subscription receipt. GCM acquired 6,666,666 subscription receipts of Guia Antigua Co. for total cost of approximately $3,000,000.

Each subscription receipt of ESV automatically converted into one common share of Guia Antigua Co. immediately prior to completion of the Guia Antigua Amalgamation Transaction. Upon satisfaction of the escrow release conditions, a total of 18,675,053 common shares of Guia Antigua Co. were issued to holders of subscription receipts and such common shares were subsequently exchanged for common shares of Denarius Metals in connection with the completion of the Denarius Reverse Takeover Transaction (as defined below).

The concurrent completion of the Zancudo Transaction and the Guia Antigua Amalgamation Transaction (collectively, the “Denarius Reverse Takeover Transaction”) constituted a reverse takeover under the policies of the TSX. Upon completion of the Denarius Reverse Takeover Transaction, ESV changed its name to “Denarius Silver Corp”.

Following the completion of the Denarius Reverse Takeover Transaction, GCM had acquired a total of 33,666,666 common shares of Denarius Metals.

On March 17, 2021, GCM acquired 22,222,223 subscription receipts of Denarius Metals in a private placement at a price of $0.45 per subscription receipt for a total cash consideration of $10.0 million. Each subscription receipt of Denarius Metals is convertible into one unit of Denarius Metals, each of which is comprised of one common share of Denarius Metals and one share purchase warrant of Denarius Metals entitling GCM to purchase one additional share of Denarius Metals at a price of $0.80 per common share until March 17, 2026. GCM’s equity interest in Denarius Metals decreased to 27.31% upon the closing of the private placement.

Complete details regarding the Zancudo Transaction can be found in the press release of the Company dated February 22, 2021 on the Company’s profile on SEDAR at www.sedar.com.

Early Redemption of New 2024 Debentures

On March 10, 2021, GCM announced that it had given notice to the holders of the New 2024 Debentures that, pursuant to the provisions of the 2024 Debenture Indenture, it would redeem $2,000,000 aggregate principal amount of the New 2024 Debentures (the “Redemption Amount”) in cash on April 5, 2021 (the “Redemption Date”). The Redemption Amount is equal to 10% of the aggregate principal amount of the Convertible Debentures which are currently outstanding. The redemption price (the “Redemption Price”) was $1,000.876712 for each $1,000 principal amount outstanding to holders of record as of February 28, 2021. The Redemption Price was equal to the Redemption Amount plus accrued and unpaid interest. In accordance with the 2024 Debenture Indenture, holders of the New 2024 Debentures, instead of receiving the Redemption Price in cash, could choose to convert any or all of the New 2024 Debentures being redeemed into Common Shares at the conversion price of $4.75 per share at any time prior to the Redemption Date. Following the redemption, there was $18,000,000 aggregate principal amount of Convertible Debentures issued and outstanding.

Complete details regarding the early redemption of New 2024 Debentures can be found in the press release of the Company dated March 10, 2021 on the Company’s profile on SEDAR at www.sedar.com.

2021 Early Redemption of 2024 Gold-Linked Notes

On March 10, 2021, GCM announced that pursuant to the 2024 Gold-Linked Note Indenture, it would complete an early optional redemption on May 3, 2021 of an additional US$10,000,000 aggregate principal amount of the 2024 Gold-Linked Notes, equivalent to approximately 33.6% of the aggregate principal amount outstanding, following the scheduled amortizing payment on April 30, 2021 (the “Original Redemption Notice”). In accordance with the 2024 Gold-Linked Note Indenture, the early redemption price was 104.13% of the aggregate principal amount of the 2024 Gold-Linked Notes being redeemed plus accrued interest. On March, 31, 2021, GCM announced that the conditions precedent set forth in the Original Redemption Notice had not been satisfied and such Original Redemption Notice was deemed to be terminated. The Company further completed an early optional redemption on May 10, 2021 on the same terms as in the Original Redemption Notice.

Complete details regarding the early redemption of 2024 Gold-Linked Notes can be found in the press releases of the Company dated March 10, 2021 and March 31, 2021 on the Company’s profile on SEDAR at www.sedar.com.

2021 Gold X Arrangement

On March 15, 2021, the Company announced that it had entered into the Gold X Arrangement. Following shareholder approval for both Gold X and the Company, the Gold X Arrangement closed on June 4, 2021.

Under the terms of the 2021 Gold X Agreement, all of the issued and outstanding Gold X Shares were acquired by GCM Mining in exchange for Common Shares on the basis of 0.6948 of a Common Share for each Gold X Share (the “2021 Gold X Exchange Ratio”) and Gold X became a direct, wholly-owned subsidiary of the Company. The Gold X Exchange Ratio implied consideration of $4.10 per Gold X Share based on the 20-day volume weighted average price of the Common Shares on the TSX as of the market close on March 12, 2021 (the “Value Date”) for total consideration of approximately $315 million on a 100% and fully diluted in-the-money basis. The 2021 Gold X Exchange Ratio represented a premium of 39% based on the closing price of the Gold X Shares on the TSXV on the Value Date and a 44% premium based on the 20-day volume weighted average price of the Gold X Shares ending on the Value Date.

Pursuant to the Gold X Arrangement, all stock options of Gold X (the “Gold X Options”) were accelerated and exercised prior to June 4, 2021, or, if not exercised, were terminated on June 4, 2021 without payment of any consideration to the holders of such terminated Gold X Options. All share purchase warrants of Gold X (the “Gold X Warrants”) outstanding immediately prior to June 4, 2021 remain outstanding and each Gold X Warrant shall entitle the holder thereof to receive, upon exercise, Common Shares in accordance with the Gold X Exchange Ratio, on and subject to the terms and conditions of such securities.

Following completion of the Gold X Arrangement, the Gold X Shares were delisted from the TSXV and Gold X ceased to be a reporting issuer.

Complete details regarding the 2021 Gold X Arrangement can be found in the press releases of the Company dated March 15, 2021 and June 4, 2021 on the Company’s profile on SEDAR at www.sedar.com.

ESG Report

On June 15, 2021, the Company announced that it had published its inaugural ESG report entitled “2020 Sustainability Report” which is available on its website.

Complete details regarding the ESG Report can be found in the press release of the Company dated June 15, 2021 on the Company’s profile on SEDAR at www.sedar.com.

2021 Offering

On August 4, 2021, the Company announced that it had priced an oversubscribed offering of US$300 million in 2021 Unsecured Notes with proceeds from the 2021 Offering to be used (i) to fund the development of the Toroparu Project, (ii) to prepay the remaining 2024 Gold-Linked Notes and (iii) for general corporate purposes. The 2026 Unsecured Notes have been assigned a rating of B+ by Fitch Ratings and a rating of B+ by S&P Global Ratings. On August 9, 2021, the Company announced that it had closed the 2021 Offering. See “Description of Capital Structure – Authorized Share Capital – 2021 Unsecured Notes – Ratings” for further information.

Complete details regarding the 2021 Offering can be found in the press releases of the Company dated August 4, 2021 and August 9, 2021 on the Company’s profile on SEDAR at www.sedar.com.

2021 Early Optional Redemption of 2024 Gold-Linked Notes

On August 9, 2021, the Company announced that pursuant to the 2024 Gold-Linked Note Indenture, it would complete an early optional redemption on September 9, 2021 of the full remaining aggregate principal amount of the 2024 Gold-Linked Notes, being US$18,006,250. In accordance with the 2024 Gold-Linked Note Indenture, the early redemption price was 104.13% of the aggregate principal amount of the 2024 Gold-Linked Notes being redeemed plus accrued interest. Following the early optional redemption, the 2024 Gold-Linked Notes were delisted from the TSX.

Complete details regarding the 2021 early optional redemption of the 2024 Gold-Linked Notes can be found in the press release of the Company dated August 9, 2021 on the Company’s profile on SEDAR at www.sedar.com.

Appointment of Director

On August 18, 2021, the Company announced that Belinda Labatte had been appointed to the Board of Directors (the “Director Appointment”).

Complete details regarding the Director Appointment can be found in the press release of the Company dated August 18, 2021 on the Company’s SEDAR profile on SEDAR at www.sedar.com.

2021 Normal Course Issuer Bid for Common Shares

On October 15, 2021, the Company announced that it received approval from the TSX to commence a NCIB for its Common Shares, commencing October 20, 2021 and remaining open until the earlier of October 19, 2022 or the date on which the Company had purchased the maximum amount permitted. Under the terms of the NCIB, the Company has the right to purchase up to 9,570,540 Common Shares, representing 10% of the current issued and outstanding Common Shares in the public float as of October 6, 2021.

Complete details regarding the 2021 Normal Course Issuer Bid for Common Shares can be found in the press release of the Company dated October 15, 2021 on the Company’s profile on SEDAR at www.sedar.com.

Name Change

On November 29, 2021, the Company announce that it had changed its name to GCM Mining Corp. There was no change to the Company’s trading symbols for its Common Shares and Warrants.

Complete details regarding the Name Change can be found in the press release of the Company dated November 29, 2021 on the Company’s profile on SEDAR at www.sedar.com.

3.4    Subsequent Developments

2022 Investment in Aris Gold

On March 21, 2022, the Company announced that that it had subscribed to a US$35 million convertible senior unsecured debenture (the “Aris Debenture”) to be issued by a wholly-owned subsidiary of Aris Gold. The proceeds of the Aris Debenture will be used by Aris Gold to pay a portion of the purchase price for the acquisition, through a joint venture company, of a 20% ownership interest in the Soto Norte gold project in Colombia (the “Soto Norte Transaction”). Aris Gold will become the operator of the Soto Norte gold project and will have an option to increase its ownership to 50%. Aris Gold expects to close the Soto Norte Transaction in April 2022.

The Aris Debenture will be due, in cash, 18 months from closing of the Soto Norte Transaction. At any time after 12 months from closing of the Soto Norte Transaction, the Aris Debenture may be converted, in whole or in part, at GCM’s sole discretion into common shares of Aris Gold at a price to be determined in the context of the market and in accordance with the rules of the TSX. The Aris Debenture will pay interest monthly with an annualized coupon of 7.5%. The issuance of the Aris Debenture is conditional upon closing of the Soto Norte Transaction by Aris Gold and is subject to the approval of the TSX. The ability of GCM to fully execute its conversion rights under the Aris Debenture is subject to disinterested Aris Gold shareholder approval at its next annual meeting of shareholders.

2021 Investment in Denarius Metals

On March 19, 2022, the Company announced that it had acquired an aggregate of 3,430,000 common shares of Denarius Metals. The common shares of Denarius Metals were acquired a price of $0.475 per share for an aggregate purchase price of $1,645,545 and was effected through a block trade.

The 3,430,000 common shares of Denarius Metals represented approximately 1.65% of the issued and outstanding shares of Denarius Metals. Prior to the acquisition of the Denarius Shares, GCM Mining held 55,888,889 common shares, representing approximately 26.92% of the issued and outstanding shares of Denarius Metals. After completion of the acquisition, Denarius Metals owns or controls 59,318,889 common shares of Denarius Metals, representing approximately 28.57% of Denarius Metals outstanding common shares.

3.5    2022 Outlook

After pivoting its focus in 2021 to implement a strategy for growth through diversification, the Company’s outlook for 2022 is centered around its two cornerstone assets, the Segovia Operations in Colombia and the Toroparu Project in Guyana.

At Segovia, the Company has produced a total of 33,658 ounces in the first two months of 2022, up from 30,415 ounces in the first two months of 2021, and its trailing 12-months’ total gold production at the end of February 2022 stood at 209,632 ounces, up about 1.6% over 2021. The expansion of the Maria Dama plant from 1500 to 2000 tpd is essentially complete, except for the expansion of the crushing facility that is expected to be completed in the second quarter this year. The Company expects that it will operate the expanded plant at about 85% to 95% of capacity in the second half of 2022, increasing its expected annual production for 2022 to between 210,000 and 225,000 ounces of gold.

The Company spent a total of US$45.0 million for sustaining capital expenditures, including mine exploration and development, and another US$10.9 million on non-sustaining capital expenditures, including brownfield exploration, Maria Dama plant expansion and completion of the new polymetallic plant. For 2022, the Company has committed to undertake another robust diamond drilling campaign that will comprise approximately 91,000 meters with up to 52,000 meters of in-mine and near-mine drilling and 15,000 meters of underground in-fill drilling at its four producing mines together with 24,000 meters of brownfield drilling at its high-priority targets within the other 24 known veins it is not currently mining in its Segovia mining title. The Company expects that its sustaining capital expenditures in 2022 may range between US$50 million to US$55 million, including the planned drilling at its four producing mines. Non-sustaining capital expenditures in 2022 are expected to total up to US$10 million, including the brownfield drilling campaign and expenditures to complete the Maria Dama plant expansion, to upgrade and automate certain components in the polymetallic plant and construct additional warehouse space, to commence construction of the new solar generation project and to implement a new ERP system in the Segovia Operations.

In 2021, the Company completed the updated MRE and a PEA for the development of the Toroparu Project. The Company also commenced various pre-construction activities in 2021, including hiring of the project team and key contractors, preparation of the camp facilities, revamping of the local airstrip to enhance logistics and access to the site, design and civil works related to the camp, road and water management, electrical network design, permitting, design of its initial ESG initiatives and various studies associated with environmental matters at the project site. Following completion of the PEA, the Company immediately commenced activities, including additional infill drilling, to advance the studies for the project to prepare a preliminary feasibility study. The Company is in the midst of a competitive bid process and plans to incorporate a change to contract mining in the PFS that is now expected to be finalized early in the third quarter of 2022, at which point formal construction of the project is expected to commence. The final mining license is also expected to be received in mid-2022. In light of the various pre-construction activities underway, the Company continues to anticipate that production will commence from the Toroparu Project in early 2024.

The Company remains committed to its dividend program at the current monthly rate of CA$0.015 per share and expects to continue to repurchase Common Shares, within certain price ranges, for cancellation under its NCIB to support continued value creation for its shareholders.

On March 21, 2022, the Company subscribed to the Aris Debenture to be issued by a wholly-owned subsidiary of Aris. The proceeds of the Aris Debenture will be used to pay a portion of the purchase price for the acquisition, through a joint venture company, of a 20% ownership interest (the “Acquisition”) in the Soto Norte gold project in Colombia. Aris will become the operator of the Soto Norte gold project and will have an option to increase its ownership to 50%. Aris expects to close the Acquisition in April 2022. The Aris Debenture will be due, in cash, 18 months from closing of the Acquisition. At any time after 12 months from closing of the Acquisition, the Aris Debenture may be converted, in whole or in part, at the Company’s sole discretion into common shares of Aris at a price to be determined in the context of the market and in accordance with the rules of the TSX. The Aris Debenture will pay interest monthly with an annualized coupon of 7.5%. The issuance of the Aris Debenture is conditional upon closing of the Acquisition by Aris and is subject to the approval of the TSX. The ability of the Company to fully execute its conversion rights under the Aris Debenture is subject to disinterested Aris shareholder approval at its next annual meeting of shareholders.

3.6    Significant Acquisitions or Dispositions

The Company has not completed any significant acquisitions during the financial year ended December 31, 2021 for which disclosure is required under Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations.

ITEM 4.	DESCRIPTION OF THE BUSINESS

The Company is a Canadian-based gold and silver exploration and development company focused on acquiring and developing properties of merit to bring to production and operating such properties, with a primary emphasis on Colombia and Guyana. The Company holds 100% of the former Frontino Gold Mines Ltd. gold and silver assets, including the largest underground gold and silver mining operation in Colombia-the Segovia Operations and 100% of the former Gold X operations in Guyana – the Toroparu Project. In February 2020, the Company completed the Caldas RTO to spin-out the Marmato Mining Assets and in July, August and December of 2020, it participated in the Caldas Special Warrant Offering, the August 2020 Caldas Subscription Receipt Offering and the December 2020 Caldas Subscription Receipt Offering, respectively. As a result, the Company now owns, as of the date of this Annual Information Form, approximately 44% of Aris Gold, which owns Zona Baja; the Company continues to own the interests in the Zona Alta Property and the upper zone of the Echandia Property. The Company is committed to implementing its exploration and development strategy in Colombia with a comprehensive environmental, safety and community program, meeting international standards of best practice.

In connection with the Zancudo Project, the Company entered into the First Option and Second Option with IAMGold, for an aggregate 70% undivided interest in the Zancudo Project pursuant to the terms of the option agreements. In February 2021, GCM completed the Zancudo Transaction whereby the Zancudo Project was transferred to Denarius Metals. As a result, the Company now owns, as of the date of this Annual Information Form, approximately 27% of Denarius Metals.

The Company held a 100% interest in the Lo Increible Properties in Venezuela, which it acquired in connection with the Medoro Merger. Initial mineral resources based on limited diamond drilling identified 13.4 million tonnes grading 2.2 g/t, or 940,000 ounces of open pittable gold. On September 16, 2011, the Venezuelan government issued a Decree-Law nationalizing gold exploration and mining operations in the country, including a minimum state equity participation of 55% in gold projects, a new 13% royalty and the banning of export sales by producers. The Company tried to engage the Venezuelan government of Nicolas Maduro with respect to negotiations for the Company’s properties in Venezuela for adapting the project to then-current Venezuelan legal requirements while being indemnified for nationalization of a majority stake of such properties. For the purposes of holding, developing and financing its Venezuelan assets and carrying out its Venezuelan investment strategy, should the situation in Venezuela change, the Company has entered into the Western Atlas SPA with the potential of spinning off the Lo Increible Properties to Western Atlas. Through the proposed spin-off of the Company’s Venezuelan assets, the Company will retain a major stake in the new company while leveraging the capital markets to provide the funding required for exploration and development of the mining assets. See “Risk Factors – Economical and Political Factors – Venezuela”. The Company now owns, as of the date of this Annual Information Form, approximately 26% of Western Atlas.

The Company’s business activities are directed from its offices in Toronto, Ontario (401 Bay Street, Suite 2400), Bogota and Medellin, Colombia and Georgetown, Guyana.

4.1    Production

The Company’s principal product is gold. In addition to gold, the Company also produces silver. The Company entered into a three-year refining agreement in January 2019 with an international refining agreement with an international refinery to sell all of its gold and silver production in Colombia.

4.1.1     The Refining Agreement

The Company had previously been obligated pursuant to a long-term supply agreement to sell all of its production to a single customer from whom the Company received 80% of the sales proceeds upon delivery of its production and the balance within a short settlement period thereafter. In 2018, based on the terms of the supply agreement, the Company paid refining costs averaging approximately US$25 per ounce. In January 2019, the Company terminated this supply agreement for cause and on October 15, 2020, the Company was notified by the ICC that it had dismissed the former customer’s claims on the basis of the breach of the supply agreement by the former customer.

In January 2019, Company commenced delivery of all of its production under a new three-year refining agreement with an international customer from whom it receives 99.5% of the sales proceeds upon delivery of its production to an agreed upon transfer point in Colombia and the balance within a short settlement period thereafter. In 2021, based on the terms of the refining agreement, the Company paid refining costs averaging approximately US$9 per ounce.

2021

For the year ended December 31, 2021, the Company produced 206,389 ounces of gold and 253,597 ounces of silver at its Segovia Operations. Including Marmato production up to February 4, 2021, consolidated gold production for 2021 was 208,775 ounces. During the same period, the Company sold 210,042 ounces of gold and 239,399 ounces of silver at an average realized price of approximately US$1,794 per ounce and approximately US$24 per ounce, respectively. Total Cash Cost (on a by-product basis), including Marmato up to February 4, 2021, averaged US$824 per ounce of gold sold for the full year. Production for the year ended December 31, 2021 exceeded the Company’s initial production guidance for Segovia of 200,000 to 220,000 ounces of gold provided by the Company in its previous annual information form dated March 31, 2021.

2020

For the year ended December 31, 2020, the Company produced 196,362 ounces of gold and 186,122 ounces of silver at its Segovia Operations. During the same period, the Company sold 197,060 ounces of gold and 183,601 ounces of silver at an average realized price of approximately US$1,749 per ounce and approximately US$19 per ounce, respectively. Total Cash Cost (on a by-product basis) averaged US$699 per ounce of gold sold for the full year. As a result of the impact of the COVID-19 national quarantine in Colombia on the Company’s operations, production for the year ended December 31, 2020 was below the Company’s initial production guidance for Segovia of 200,000 to 220,000 ounces of gold provided by the Company in its previous annual information form dated March 30, 2020. However, the production for 2020 fell within the Company’s revised production guidance range in mid-2020 of 195,000 to 200,000 ounces of gold.

2019

For the year ended December 31, 2019, the Company produced 214,241 ounces of gold and 187,820 ounces of silver at its Segovia Operations. During the same period, the Company sold 208,589 ounces of gold and 183,483 ounces of silver at an average realized price of approximately US$1,381 per ounce and approximately US$15 per ounce, respectively. Total Cash Cost (on a by-product basis) averaged US$607 per ounce of gold sold for the full year. Production for the year ended December 31, 2019 exceeded the Company’s initial production guidance for Segovia of 186,000 to 199,000 ounces of gold provided by the Company in its previous annual information form dated March 27, 2019.

4.1.2     Polymetallic Plant

The 200 tpd polymetallic plant at the Segovia Operations was commissioned in mid-October 2021 and operated in test mode for 65 days in the fourth quarter of 2021, processing an average of approximately 100 tpd of tailings as it adjusted the operation of the equipment and the dosage of the reagents to optimize concentrate production. For the year ended December 31, 2021, the plant produced 194 tonnes of zinc concentrate and 201 tonnes of lead concentrate which have been stockpiled and are awaiting shipment in the first quarter of 2022. Payable production from the concentrates is estimated to total approximately 154,000 pounds of zinc, 254,000 pounds of lead, 18,400 ounces of silver and less than 100 ounces of gold.

4.2    Exploration

The Company has interests in Colombia comprising the Segovia Operations (which was acquired during 2010), and the non-producing Zona Alta and Echandia properties at the Marmato Project (which were acquired through the Medoro Merger) and in Guyana, the Toroparu Project.

On May 13, 2021, the Company filed the Segovia Technical Report pursuant NI 43-101. The updated Mineral Resource estimate for the Segovia Project incorporates assay results from 1,983 diamond drillholes for a combined length of 256,232 m, 51,531 underground channel samples (as part of the routine sampling and verification programs), and a further 116,289 historical samples contained in the databases. See “Material Mineral Properties – Segovia Operations” further information.

On February 7, 2021, the Company filed the Toroparu Technical Report pursuant to NI 43-101. The Preliminary Economic Assessment for the Toroparu Project follows a two-phase diamond drill program carried out by Gold X in 2020 and 2021 which comprised a total of 20,750 m in 114 drill holes. The updated

MRE includes an open pit and a maiden underground resource estimate within the Toroparu Main & NW and SE deposits that are defined by multiple discreet northwest and east-west oriented high grade mineralized structures that intersect in a repeatable pattern over an estimated four kilometers of strike, 400-450 m in width, and 450-500 m in depth. The satellite deposits consist of the Southeast zone (SE) and the Sona Hill satellite gold deposits. Initial capital cost, to be incurred from 2021 through 2023, totals US$355 million.

See “Material Properties – Toroparu Project” for further information.

4.3    Employees

As at December 31, 2021, the Company and its subsidiaries had 10 employees (2020 – 10 employees) at its office in Toronto, Canada, approximately 2,071 employees (2020 – 1,793 employees) in Colombia and approximately 32 employees in Guyana who are employed indirectly by ETK.

4.4    Specialized Skill and Knowledge

Operations in the gold exploration and development industry mean that the Company requires professionals with skills and knowledge in diverse fields of expertise. In the course of its exploration, development and operations, the Company requires the expertise of drilling engineers, exploration geophysicists and geologists and employs such persons directly and indirectly. To date, the Company has not experienced any difficulties in hiring and retaining the professionals and experts it requires for its operations and has found that it can locate and retain such employees and consultants and believes it will continue to be able to do so. Further information is provided under the heading entitled “Risk Factors – Shortage of Experienced Personnel and Equipment.”

4.5    Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration. Further information is provided under the heading entitled “Risk Factors - Competition”.

4.6    Foreign Operations

The Company’s material property interests are located in Colombia and Guyana and the Company also has property interests in Venezuela. Indirectly, through its equity interest in Denarius Metals, the Company has property interests in Spain and through its equity interest in Aris Gold, also has property interests in Canada. The Company’s activities in foreign jurisdictions may be affected by possible political or economic instability and government regulations relating to the mining industry and foreign investors therein. The risks created by this potential political and economic instability include, but are not limited to, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in exploration or investment policies or shifts in political attitude in such jurisdictions may adversely affect the Company’s business. Mineral exploration and mining activities may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of property, environmental legislation, land use, land claims of local people, water use and property safety. The effect of these factors on the Company cannot be accurately predicted. Further information is provided under the heading entitled “Risk Factors”.

4.7    Business Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. The Company’s operations are related and sensitive to the market price of gold and, to a lesser degree, to other metal prices such as silver. Metal prices fluctuate widely and are affected by numerous factors such as global supply, demand, inflation, exchange rates, interest rates, forward selling by producers, central bank sales and purchases, production, global or regional political, economic or financial situations and other factors beyond the control of the Company. Further information is provided under the heading entitled “Risk Factors – Metal Price Volatility.”

4.8    Environmental Protection

The mining industry in Colombia is subject to environmental laws and regulations under various governmental legislation relating to the protection of the environment, including requirements for closure and reclamation of mining properties. Compliance with such obligations and requirements can mean significant expenditures and may constrain the Company’s operations in the country. Breach of environmental obligations could lead to suspension or revocation of requisite environmental licenses and permits, civil liability for damages caused and possible fines and penalties, all of which may significantly and negatively impact the Company’s position and competitiveness. Further information is provided under the heading entitled “Risk Factors – Changes to Environmental Laws”.

In prior years, the Company was subject to certain environmental charges assessed by the local competent environmental authority in Segovia, known as Corantioquia, in connection with the discharges of effluents from the Maria Dama plant into the nearby river basin. As a result of continuing efforts to minimize these discharges, as of July 2017 the Company had virtually eliminated all discharges from the Maria Dama plant. Through continued strategic investments, including construction of the El Chocho tailings storage facility and the STARI water treatment plant, the Company strives to continue to operate with zero discharges for the rest of the mine’s life.

The financial and operational effects of environmental protection requirements of the Company’s projects currently in the exploration stage are difficult to gauge. However, the Company has completed a revision of the Environmental Management Plan (“EMP”) for its Segovia operations, which was approved by Corantioquia on December 4, 2019 and is in effect until December 2024. The environmental assessments included the measures and activities proposed by the Company for the control and mitigation of environmental risks and impacts based on technical studies, thus providing a reliable estimate of the environmental costs for the operation of the mining projects.

Due to the strategic modifications regarding the Company’s planned construction of a new processing plant at the Segovia Operations, which was halted in 2015, and the shift to improving the performance of the Maria Dama Plant and to construct and operate El Chocho tailings storage facility, a new and updated environmental study was filed before Corantioquia in August 2015, encompassing all of the current and future activities of the Segovia Operations. Other environmental permits related to water concessions, discharge permits, forest exploitation and water channel occupancy have also been updated and filed before Corantioquia, with such minor permits requested and granted on a rolling basis. The filing of such permits does not affect the EMP.

Since the beginning of the Segovia Operations, the Company has promoted and implemented initiatives to improve the environmental performance of such operations. As part of this process, the Company retained the Environmental Studies Institute for Development (IDEADE is its Spanish acronym) of the Pontifical Javeriana University for the different updates of the current Environmental Management Plan. The most recent study seeks to address the need to improve the environmental performance of the exploitation and supplementary activities at the Segovia Operations and was drafted in accordance with the General Methodology for Submission of Environmental Studies, which is a guideline of the Ministry of Environment and Sustainable Development.

4.9    Social or Environmental Policies

The Company has established guidelines and management systems to comply with the laws and regulations of Colombia, Venezuela, Guyana and other countries in which it may operate. GCM’s goal is to be a responsible corporate citizen and works to achieve this goal by forming collaborative partnerships for development and consulting with local communities and established and accountable organizations to deliver sustainable, long-term benefits. GCM has active involvement in the communities in which it operates and is committed to building mutually beneficial, long lasting relationships in these communities through the creation of jobs, developing social and economic growth and supporting local businesses over the long-term. The Company believes in making positive changes to health and safety, wages, the environment, the economy, diversity in employment, and education in the communities in which it operates.

The Company has dedicated employees responsible for all matters affecting the environment and local municipalities. While the Company endeavours to meet all of its environmental obligations, it cannot guarantee that it has been and will be in compliance at all times. Nonetheless, management believes that operations are in substantial compliance with all material applicable Colombian environmental laws and regulations; however, it cannot assure that any contract miners operating on its properties are in compliance with such laws and regulations though efforts are made by the Company to promote compliance, such as performing continuous monitoring of the contract miners and providing technical support for the implementation of environmental and social standards. The Company does not presently have active operations in Venezuela.

The Company has instituted social awareness and responsibility programs, specific to the areas in which it operates, which are carried out by sustainability teams in Colombia. The Company’s corporate affairs and sustainability department visits the various municipalities where it operates to determine the specific community’s needs and formulate programs specific to those municipalities.

In August of 2012, the Company joined the UNIDO (United Nations for Industrial Development Organization) Global Mercury Project, which began in 2002 to address the environmental issue of mercury contamination from artisanal and small-scale gold mining introduced to the environment through the use of traditional mining methods. The objectives of the project were to introduce cleaner technologies, train miners, develop regulatory capacities within national and regional governments, conduct environmental and health assessments and build capacity within participating countries to continue monitoring mercury pollution after projects finish.

The Company is also a member of the Colombian Mining Association (ACM is its acronym in Spanish) whose fundamental objective is the promotion of responsible mining that contributes to Colombia’s sustainable and equitable development. Companies linked with the ACM are committed to Colombia’s economic and social development and in particular, that of the communities where mining operations take place. In this respect, the Company seeks to incorporate internationally recognized best practices within the framework of responsible and sustainable mining. The Company also entered into an agreement in February 2013 with several other mining companies with operations in Colombia in an effort to improve the living conditions of those who are in a state of extreme poverty in Colombia.

During 2021, the Company continued to promote initiatives that help develop human, social and economic growth in a way that benefits people, communities and business, making positive, mutually beneficial and lasting contributions regarding small-scale miners, women’s and girls’ education and leadership, biodiversity and water for the future, education for development, health and wellness, and infrastructure. During 2021, through GCM’s small-scale miners supply chain initiative, the Company executed 56 operations contracts with small-scale miners for a total of 61 contracts executed over the last nine years, resulting in the formalization of 1,500 small-scale miners and a reduction in the use by small-scale miners of more than 164 tonnes of mercury.

The initiative regarding women’s and girls’ education and leadership benefited approximately 500 women and students through education and training. The environmental initiatives focused on biodiversity and water for the future and in partnership with local organizations, the Company developed an extensive reforestation program with more than 300,000 plants to recover areas affected by illegal miners.

The educational development initiative supported children’s education by improving the infrastructure of public schools during the last six years, including nine public schools during 2021. In 2021, the Company granted scholarships for 659 students to the “Gimnasio La Salada” School in Segovia in partnership with the Angelitos de Luz Foundation.

The Company fostered health and wellness of the communities of Segovia and Remedios in partnership with CONFAMA (Caja de Compensación Familiar de Antioquia) through health and entrepreneurial campaigns aimed at preventing diseases and to provide training for the community and small-scale miners. In addition, the Company gave a local family welfare fund the use of the Marceleth Club for the communities of Segovia and Remedios. With respect to infrastructure development, the Company has invested, over the last four years, in the construction of more than 45 km of new roads and the maintenance of existing roads and schools, benefitting more than 30,000 people.

GCM pays production taxes and royalties of approximately 3.5%% to the Colombian national government, calculated on a mouth of mine value basis, totaling approximately US$12.3 million at its Segovia Operations for the financial year ended December 31, 2021.

Covid-19 Response

On April 6, 2020, during the COVID-19 pandemic, the Company announced that it had partnered with local community leaders, Caldas Gold and Angelitos de Luz, a local charitable foundation, to provide much needed support to vulnerable low-income families in the local mining communities of Marmato, Supia and Riosucio in Marmato, and of Segovia and Remedios in Antioquia, during the national quarantine in Colombia as the country fights to contain the spread of COVID-19, including:

●	the installation of increased security and protection protocols at the Segovia Operations, including facial recognition technology and employee sanitation stations;
●	the donation of more than 300,000 facemasks in 2020 and 106,000 facemasks in 2021 produced by local women;
●	joining the “Tapaboca por la Vida” project headed by Gobernación de Antioquia;
●

the supply of safety kits including face masks, liquid soap and antibacterial gel to first responders, the small mining supply chain, local leaders, churches and the indigenous community in the municipalities of Segovia, Remedios and Marmato;

●	the delivery of groceries to families in the local communities;
●	the donation of medical supplies to hospitals in the municipalities of Segovia, Remedios, Yolombó and Marmato;
●	the donation of water to communities in Segovia and Remedios;
●	the donation of 1,350 COVID-19 tests to the municipalities of Segovia and Remedios and El Rosario University;

●	the donation in 2020 of an intensive care unit to Hospital Simón Bolivar in Medellin;
●	assistance with the infrastructure remodelling of the military nursing areas and the Hospital San Vincente de Paul in Remedios;
●	the donation of two ambulances in 2021, one to the municipality of Segovia and one to the municipality of Remedios;
●

the purchase of 16,000 doses of the COVID-19 vaccine and being the first company in Antioquia to vaccinate its employees and contractors and their families, the Company’s small-scale miners and local teachers; and

●

working with the Ministry of Health, National Business Association of Colombia, the Colombian Mining Association and Confama (Family Compensation Fund of Antioquia) to safeguard and administer COVID-19 vaccines and provide services for vaccination by certified nurses.

ITEM 5. RISK	FACTORS

The business and operations of the Company are subject to a number of risks. The Company considers the risks set out below to be the most significant to existing and potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Liquidity Risks

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due. To the extent that the Company does not believe it will have sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. Although the Company has redeemed its 2020 Debentures, New 2024 Debentures and its 2024 Gold-Linked Notes, there is no guarantee that sufficient cash flow will be generated from operations to service the obligations under the 2021 Unsecured Notes and the New 2024 Debentures when they come due.

Metal Price Volatility

The Company’s business is strongly affected by the world market price of gold and, to a lesser extent, silver. If the world market price of gold or silver was to drop and the prices realized by the Company on gold or silver sales were to decrease significantly and remain at such a level for any substantial period, the Company’s profitability and cash flow would be negatively affected. For example, the afternoon fix price for gold on the London Bullion Market (the “London P.M. Fix”) reached as high as US$2,067.15 per ounce on August 6, 2020 but had declined as low as US$1,049.40 on December 17, 2015. The morning fix price for gold on the London Bullion Market at December 31, 2021 (the London P.M. Fix price for such date being unavailable) was US$1,820.10 and at March 30, 2022, the London P.M. Fix price was US$1,933.85. Future price declines could cause commercial production to be impracticable.

Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. Industry factors that may affect the price of gold include: industrial and jewellery demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted) and other currencies; interest rates; and global or regional, political or economic uncertainties.

The effect of these factors on the price of precious metals, and therefore the economic viability of any of the Company’s exploration and operation projects, cannot be accurately determined. As such, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of the Projects, as applicable, which could have an adverse impact on the Company’s financial performance and results of operations. In such a circumstance, the Company may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of the Company’s gold inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Future Production Rates

The figures for the Company’s future production are estimates based on interpretation and assumptions and actual production may be less than is currently estimated. The Company prepares estimates of future gold and silver production for its operating mines. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, profitability, results of operations and financial condition. The Company’s mineral properties’ ability to demonstrate sufficient economic returns will also affect the availability and cost of financing. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, and the accuracy of estimated rates and costs of mining and processing.

The Company’s actual production may vary from its estimates for a variety of reasons, including, but not limited to: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold, silver or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

Financing Risks

Additional funding may be required to complete the funding of the proposed or future exploration and operational programs on the interests in the Projects and to conduct any other exploration programs or expansion of the Projects, as well as to complete any large scale development projects and there is no assurance that any such funds will be available. Failure to obtain additional financing for the Company’s Projects, if required, on a timely basis or on favourable terms, could cause the Company to reduce or delay its proposed operations.

While the Company has been successful in the past in obtaining financing to undertake its planned exploration and development programs, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. Any additional equity financing, if completed, may involve substantial dilution to existing shareholders.

The Company has outstanding indebtedness and may incur additional indebtedness in the future, including by way of debentures, additional notes or credit facilities. A portion of the cash flow generated by properties owned by the Company will be devoted to servicing such debt and there can be no assurance that the Company will generate sufficient cash flow from operations to meet the required interest and principal payments on the debt.

Indebtedness of the Company

The Company’s debt could have a material adverse effect on the Company’s financial condition and results of operations as well as the Company’s ability to fulfill obligations under the New 2024 Debentures and 2021 Unsecured Notes. In particular, it could:

•

increase the Company’s vulnerability to general adverse economic and industry conditions and require the Company to dedicate a substantial portion of its cash flow from operations to payments on the Company’s indebtedness, thereby reducing the availability of the Company’s cash flow to fund working capital, capital expenditures, acquisitions, other debt service requirements and other general corporate purposes;

•	decrease the Company’s ability to satisfy the Company’s obligations under the New 2024 Debentures and 2021 Unsecured Notes;
•

increase the Company’s vulnerability to covenants relating to the Company’s indebtedness which may limit the Company’s ability to obtain additional financing for working capital, capital expenditures and other general corporate activities;

•

increase the Company’s exposure to risks inherent in interest rate fluctuations and changes in credit ratings or statements from rating agencies because certain of the Company’s borrowings are or may in the future be at variable rates of interest, which would result in higher interest expense to the extent it has not hedged these risks against increases in interest rates;

•	limit the Company’s flexibility in planning for, or reacting to, changes in the Company’s business or the industry in which it operates;
•	place the Company at a competitive disadvantage compared to its competitors that have less debt; and
•	limit the Company’s ability to borrow additional funds to meet the Company’s operating expenses, to make acquisitions and for other purposes.

The Company may incur substantial additional debt in the future, including additional secured debt. This could further exacerbate the risks associated with the Company’s debt.

Servicing Indebtedness

Notwithstanding that the Company believes it has sufficient free cash flow to service its indebtedness, including its obligations under the New 2024 Debentures and 2021 Unsecured Notes, if the Company is unable to generate a sufficient amount of cash to service its indebtedness, the Company’s financial condition and results of operations could be negatively impacted.

The Company’s ability to generate cash in the future will be, to a certain extent, subject to general economic, financial, competitive and other factors that may be beyond the Company’s control. In addition, the Company’s ability to borrow funds in the future to service the Company’s debt, if necessary, will depend on covenants in the 2021Unsecured Note Indenture and other debt agreements it may enter into in the future. Future borrowings may not be available from the capital markets in amounts sufficient to enable the Company to pay its obligations as they mature or to fund other liquidity needs. If the Company is not able to obtain such borrowings or generate cash flow from operations in an amount sufficient to enable it to service and repay its indebtedness, the Company will need to refinance its indebtedness or be in default under the agreements governing the Company’s indebtedness and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets. Such refinancing or alternative measures may not be available on favourable terms or at all. The inability to service, repay and/or refinance the Company’s indebtedness could negatively impact the Company’s financial condition and results of operations.

In addition, the Company conducts a substantial portion of its operations through its subsidiaries, of which certain subsidiaries are not guarantors of the 2021 Unsecured Note Indenture or the Company’s other indebtedness. Accordingly, repayment of the Company’s indebtedness, including the New 2024 Debentures and 2021 Unsecured Notes, is dependent on the generation of cash flow by its subsidiaries and their ability to make such cash available to GCM by dividend, debt repayment or otherwise. Unless they are guarantors of the 2021 Unsecured Notes or other indebtedness, the Company’s subsidiaries do not have any obligation to pay amounts due on the 2021 Unsecured Notes or the Company’s other indebtedness or to make funds available for that purpose. The Company’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable GCM to make payments in respect of its indebtedness, including the 2021 Unsecured Notes and the New 2024 Debentures. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit the Company’s ability to obtain cash from the Company’s subsidiaries. While the 2021 Unsecured Note Indenture limits, and agreements governing other indebtedness of the Company may limit, the ability of the Company’s subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to GCM, these limitations are subject to qualifications and exceptions. In the event that the Company does not receive distributions from its subsidiaries, the Company may be unable to make required principal and interest payments on its indebtedness, including the 2021 Unsecured Notes and the New 2024 Debentures.

The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms, or at all, would materially and adversely affect the Company’s financial position and results of operations and the Company’s ability to satisfy the Company’s obligations under the 2021 Unsecured Notes and the New 2024 Debentures.

If the Company cannot make scheduled payments on the Company’s debt, the Company will be in default and the Company’s 2021 Noteholders could declare all outstanding principal and interest to be due and payable and the Company could be forced into bankruptcy or liquidation.

The Company and its Subsidiaries May Incur Additional Indebtedness

Despite the Company’s current level of indebtedness, the Company and its subsidiaries may still be able to incur substantially more debt, including secured indebtedness. This could further exacerbate the risks to the Company’s financial condition. Although the 2021 Indenture and other financing agreements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial.

These restrictions also will not prevent the Company and its subsidiaries from incurring obligations that do not constitute indebtedness. If new debt is added to the Company’s current debt levels, the related risks that the Company and its subsidiaries now face could intensify.

Indebtedness – Restrictive Covenants

The 2021 Indenture imposes significant operating and financial restrictions, which may prevent the Company from capitalizing on business opportunities or otherwise engaging in activities that may be in the Company’s long-term best interests. These restrictions may also limit the Company’s ability and the ability of its subsidiaries, among other things, to:

●	incur additional indebtedness;

●	make investments;

●	sell assets;

●	incur liens;

●	enter into agreements restricting the Company’s subsidiaries’ ability to pay dividends;

●	enter into transactions with affiliates; and

●	consolidate, merge or sell substantially all of the Company’s assets.

These restrictions could limit the Company’s ability to seize attractive growth opportunities for its businesses or otherwise engage in activities that may be in the Company’s long-term best interests that are currently unforeseeable, particularly if the Company is unable to incur financing or make investments to take advantage of these opportunities.

Further, the failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in the acceleration of substantially all of the Company’s funded debt. The Company may not have sufficient working capital to satisfy its debt obligations in the event of an acceleration of all or a significant portion of the Company’s outstanding indebtedness.

The Company May Not Have the Ability to Raise the Funds Necessary to Finance a Change of Control Offer if Required by the 2021 Indenture

If the Company undergoes a Change of Control (as defined in the 2021 Indenture), it may need to refinance its debt.

Under the 2021 Indenture, if a Change of Control Triggering Event (as defined in the 2021 Indenture) occurs, the Company would be required to offer to buy back the 2021 Unsecured Notes for a price equal to 101.0% of the principal amount of the 2021 Unsecured Notes, plus any accrued and unpaid interest. The Company may not have sufficient funds available to it to make any required repurchases of the 2021 Unsecured Notes upon a Change of Control Triggering Event. If the Company fails to repurchase the 2021 Unsecured Notes in those circumstances, the Company will be in default under the Indenture, which may, in turn, trigger cross default provisions in our other debt instruments.

Current Global Markets and Economic Conditions

Global financial conditions over the past decade have been characterized by volatility in both commodities prices and otherwise. Several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to financing has been negatively impacted by many factors. The global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, Russia began a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets and interest rates. This may impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company. Additionally, global economic conditions may cause decreases in asset values that are deemed to be other than temporary, which may result in further impairment losses. If such volatility and market turmoil continue, the Company’s operations and financial condition could be adversely impacted.

To the extent the Company relies on the capital markets for necessary capital expenditures, the businesses, financial conditions and operations of the Company could be adversely affected by: (i) continued disruption and volatility in financial markets; (ii) continued capital and liquidity concerns regarding financial institutions generally and hindering the Company’s counterparties specifically; (iii) limitations resulting from governmental action in an effort to stabilize or provide additional regulation of the financial system; or (iv) recessionary conditions that are deeper or last longer than currently anticipated.

Availability and Cost of Supplies

The Company, as with other companies in the industry, requires raw materials and supplies in connection with operations. These supplies and materials may be significantly affected by changes in market price, exchange rates and availability. Some of these supplies may be obtained from a limited group of suppliers or may become difficult to obtain at a price satisfactory to the Company. As the global mining industry fluctuates, increased activity in the sector would cause a similar increase in demand for the materials and supplies, as well as labour. Although the Company monitors the market and attempts to anticipate future needs, the market cost of such supplies and materials is outside of the control of the Company. Operating costs of the Company could be significantly impacted by the ability of the Company to obtain necessary materials and supplies at the predicted price. Increases in the price of necessary supplies would impact the costs of production and predicted expenses.

Exploration, Development and Operations

Exploration and development of mineral deposits involves a high degree of risk which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing properties. Although the mineral resource figures set out herein have been carefully prepared and reviewed or verified by an independent Qualified Person, these amounts are estimates only and no assurance can be given that an identified mineral resource will ever become a mineral reserve or in any way qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and any potential determination as to whether a mineral deposit will be commercially viable can also be affected by such factors as: deposit size, grade, unusual or unexpected geological formations and metallurgy; proximity to infrastructure; metal prices which are highly cyclical; environmental factors; unforeseen technical difficulties; work interruptions; and government regulations, including regulations relating to permitting, prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted.

The Segovia Operations have been in continuous production for over a century and the Company’s production decisions have not been based on mineral reserves demonstrating economic feasibility and technical viability, although in 2018 the 2018 Segovia Technical Report established the first mineral reserve for the Segovia Operations. Similarly, drilling has occurred at the Toroparu Project since 2006. Decisions to explore and drill have not been based on mineral reserves demonstrating economic feasibility and technical viability, but have been based on a number of factors including, but not limited to, geochemical sampling, surface sampling and mapping, satellite imagery and the quality and quantity of survey data. Historically, projects in which the production decision is not based on mineral reserves have a much higher risk of economic and technical failure. If such failure occurs, it could have a materially adverse impact on the Company’s future profitability.

The long term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that any such deposit will be commercially viable or that the funds required for development can be obtained on a timely basis.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and silver, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, the mine and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although appropriate precautions to mitigate these risks are taken, operations are subject to hazards such as equipment failure or failure of structures which may result in environmental pollution and consequent liability. Even though the Company obtained liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Risks with Title to Mineral Properties

The Company does not maintain insurance against title. Title on mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mining properties. The Company has diligently investigated and continues to diligently investigate and validate title to its mineral claims; however, this should not be construed as a guarantee of title. The Company is continuously in the process of establishing the certainty of the title of mineral concessions which it holds either directly or through its equity interest in its subsidiaries or will be seeking to consolidate those titles through a government-sanctioned process. The Company cannot give any assurance that title to properties it acquired individually or through historical share acquisitions will not be challenged or impugned and cannot guarantee that the Company will have or acquire valid title to these mining properties. For example, there is theoretically a risk that the Colombian government may, in the future, grant additional titles in excess of the Company’s expectations to small miners currently illegally mining on the Company’s properties or the Company may be unable to convince currently illegal miners to vacate the Company’s properties or to convince mining authorities to forcefully vacate illegal miners from the areas of its mining titles.

In April 2012, the Minister of Mines of Colombia (and now known as the Colombian National Mining Agency) contracted out to private firms the legal and technical audit of all exploration and exploitation licenses in Colombia. The Minister of Mines has stated that titles may be cancelled or fines may be imposed if the audit shows that the applicable law has not been or is not being complied with by mining companies. The first compliance audit visits for the Segovia Operations by the private contractor took place during the months of January and February 2013 and continue to occur periodically. Although the Company believes that it is in substantial compliance in all material respects with applicable material laws and regulations in Colombia, the Company cannot assure that the results of the audit will not result in further inquiry or actions taken by the National Mining Agency (Colombia).

Changes in Environmental laws

The Company’s operations are subject to the extensive environmental risks inherent in the gold and silver mining industry. The current or future operations of the Company, including development activities, commencement of production on its properties, potential mining and processing operations and exploration activities require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Existing and possible future environmental legislation, regulations and actions could cause significant additional expense, capital expenditures, restrictions and delays in the activities of the Company. There are certain risks inherent in the Company’s activities such as accidental spills, leakages or other unforeseen circumstances, which could subject the Company to extensive liability. In addition, the Company cannot assure that the illegal miners and artisanal miners operating on its properties are in compliance with applicable environmental laws and regulations. Any violations by such miners could result in liability for the Company.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed or the termination of mineral rights, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of mining properties.

Mining Risks and Insurance Risks

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labour force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity, water conditions and gold bullion losses, most of which are beyond the Company’s control. These risks and hazards could result in: (i) damage to, or destruction of, mineral properties or producing facilities; (ii) personal injury or death; (iii) environmental damage; (iv) delays in mining; and (v) monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and the Company may incur significant costs or experience significant delays that could have a material adverse effect on the Company’s financial performance, liquidity and results of operation.

The Company maintains insurance to protect against some of these risks and hazards. The insurance is in amounts that are believed to be reasonable depending on the circumstances surrounding each identified risk. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that the Company will maintain such insurance. The Company’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, the Company does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack of, or insufficiency of, insurance coverage could adversely affect the Company’s cash flow and overall profitability.

Price Risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control.

Currency Risk

The Company reports its financial results and maintains its accounts in U.S. dollars and the markets for gold and silver are principally denominated in U.S. dollars. The Company’s operations in Colombia and Guyana make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. Colombia has a free and unrestricted supply and demand market. The Company is exposed to foreign exchange risk from the exchange rate of COP relative to the Canadian and U.S. dollars. Over the past year the Company has benefitted from favourable currency rates between the Colombian Peso and the U.S. dollar; however, there is no certainty about future exchange rates. Should the rates change dramatically it could have a significant effect on the Company. Foreign exchange risk is mainly derived from assets and liabilities stated in COP. The Company limits its foreign exchange risk by the acquisition of short-term financial instruments and, when possible, minimizes its COP monetary asset positions.

Regulatory Approvals

The operations of the Company and the exploration agreements into which it has entered require approvals, licenses and permits from various regulatory authorities, governmental and otherwise (including project specific governmental decrees) that are by no means guaranteed. The Company believes that it holds or will obtain all necessary approvals, licenses and permits under applicable laws and regulations in respect of its main projects and, to the extent that they have already been granted, believes it is presently complying in all material respects with the terms of such approvals, licenses and permits. However, such approvals, licenses and permits are subject to change in various circumstances and further project-specific governmental decrees and/or legislative enactments may be required. There can be no guarantee that the Company will be able to obtain or maintain all necessary approvals, licenses and permits that may be required and/or that all project-specific governmental decrees and/or required legislative enactments will be forthcoming to explore and develop the properties on which it has exploration rights, commence construction or operation of mining facilities or to maintain continued operations that economically justify the costs involved.

Environmental Permits

Segovia Project

The mining and processing assets of the Segovia Project were in operation for many years before they were purchased by the Company in August 2010 under an environmental management plan and several specific environmental permits. The Company has been working with environmental authorities to update compliance with existing permits and to determine parameters for updated permitting. In June 2012 the Company filed with the environmental authorities an updated environmental management plan for the expanded Segovia Project to that date, which has been complemented by additional studies submitted in May 2013 and August 2014 as well as one definitive updated environmental study filed before the authority in August 2015. Additional information was submitted, following a request of the environmental authority, between October 2016 and August 2017, effectively completing the technical information required to approve the new environmental management plan.

Additionally, the adoption of new, more stringent standards for discharges to watercourses in 2015 required the Company to invest in a treatment system for residual water produced in the Maria Dama processing plant, which became operational as of June 2018 and now fully complies with Corantioquia’s specifications.

While the Company has worked closely with environmental authorities to manage and minimize environmental impacts, there is no guarantee that investigations or administrative or legal procedures could not be opened and that no environmental sanctions would be imposed in connection with the Segovia Project.

The expansion of the Segovia Project is also affected by permits relating to water management issues associated with the discharges of effluents from the Maria Dama plant into the nearby river basin, contributing to contamination of local surface water which could potentially affect local communities. The Company is subject to charges under assessments from Corantioquia, the local competent environmental authority in Segovia, relating to these discharges. Certain of the assessed amounts related to 2010, 2011 and 2015 are being challenged in the Colombian judicial system and it may be several years before these amounts are finalized. As of July 2017 the Company has virtually eliminated all discharges from the Maria Dama process and expects to be able to continue to operate with zero discharges through the completion of the El Chocho tailings storage facility; however, there is a risk that the Segovia operation will contaminate surrounding surface watercourses and may experience future action from the regulatory authority. In addition, there is a risk that changes to the groundwater regime through dewatering activities of the mines may lead to geotechnical instabilities in underground workings.

Expansion of mining and processing capacity of the Segovia Operations will require updated and new environmental permits, some of which have already been requested. The Company expects to timely file applications for the remaining updated permits, as well as specific water and forestry usage permits and any other specific environmental permits as required. Although the Company believes all applications and related studies have been and will be prepared to required standards, there is no guarantee that such permits will be issued within a reasonable time frame, or that they will be issued at all.

Toroparu Project

ETK has a mineral agreement with the Government of Guyana, Guyana Geology and Mines Commission (“GGMC”) and Sandspring Resources (USA) Ltd. over the Toroparu Project dated November 9, 2011 that allows it to conduct exploration and feasibility work and, if warranted, to apply for a mining license. Mineral agreements are contracts with the Government of Guyana and GGMC, the regulatory body, that allow their titleholders to conduct exploration and feasibility work in an area. A mineral agreement grants the right to its holder to apply for a mining license, which will entitle such holder to build and operate a mine.

The requirements under the mineral agreement and mining law is that for the grant of a mining license to be issued ETK must:

(i)	obtain an Environmental Protection Agency permit for construction and operation of a mine in the subject area;
(ii)	file a feasibility study (at the level of detail of a PEA which includes an environmental management plan); and
(iii)

submit detailed proposals for the construction, establishment and operation of all facilities and services for and incidental to the recovery, processing, storage and transportation of the mineral from the proposed mining area.

ETK conducted exploration and feasibility work at the Toroparu Project, filed a feasibility study and obtained an environmental permit for its intended project, which is valid up the year 2024. Thereafter, ETK applied for a mining license for the Toroparu Project in August 2013 and a draft mining license has already been negotiated with the Government of Guyana.

GCM will be making some changes to the original ETK project proposal including the provision for underground operations and the construction of a road from the Toroparu Project to Aurora. Therefore, ETK must now:

i.	vary its environmental permit, such variation was approved in October 2021;
ii.	file a new technical study to include underground mining and road construction, which has been completed;
iii.	file an updated detailed proposal to include underground mining and road construction, such proposal was filed on February 28, 2022;
iv.	obtain permission from the Ministry of Public Works to construct and maintain roads on public land;
v.	obtain a licence of occupation for use of the public road from the Ministry of Public Works;
vi.	apply to the Minister of Home Affairs to designate the location of a magazine for the storage of explosives; and
vii.	obtain miscellaneous permits from the Environmental Protection Agency such as: construction permits, authorizations for air and noise pollution and the release of contaminants, as necessary.

Although the Company believes all applications and related studies have been and will be prepared to required standards, there is no guarantee that such permits will be issued within a reasonable time frame, or that they will be issued at all.

Changes in Legislation

The mining industry in Colombia and Guyana is subject to extensive controls and regulations imposed by various levels of government. All current legislation is a matter of public record and the Company will be unable to predict what additional legislation or amendments may be enacted. Amendments to current laws, regulations and permits governing operations and activities of mining companies, including environmental laws and regulations which are evolving in Colombia, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs, affect the

Company’s ability to expand or transfer existing operations or require the Company to abandon or delay the development of new properties.

The current Colombian mining code was enacted in 2001 and amended in 2010. The 2010 amendment was declared unconstitutional in 2011 by the Colombian Constitutional Court due to inadequate consultations prior to enactment. The Constitutional Court, however, left it in force for two more years (until May 2013) for the Government to propose, and Congress to approve, a new amendment. No new amendment of the mining code was passed by May 2013; therefore, the original 2001 mining code (without the 2010 amendment) is currently in force. However, the government announced in 2014 its intention to introduce before Congress a bill to amend the 2001 mining code, which has not yet occurred. Although changes to the law are expected to mostly deal with applications for concessions, which should not affect the Company, such changes, as well as changes or enactment of new laws and regulations could include environmental, zoning and control issues, which, together with any local zoning regulations, could have an impact on the Company’s activities.

Mineral rights in Guyana are governed by the Mining Act of 1989 and applicable mining regulations. The applicable legislation has been updated by way of amendments and regulations and codes that have been introduced since 1989. However, the legislation has not substantially changed since it was created and there is no current indication that major changes are likely to be enacted.

Corruption

The Company’s operations are governed by the laws of many jurisdictions, which generally prohibit bribery and other forms of corruption. The Company has policies in place to prevent any form of corruption or bribery, which includes enforcement of policies against giving or accepting money or gifts in certain circumstances and, commencing in 2013, employees have been required to sign an annual certification confirming that each employee has not violated any applicable anti-corruption or bribery legislation. Despite the policies, it is possible that the Company, or some of its subsidiaries, employees or contractors, could be charged with bribery or corruption as a result of the unauthorized actions of its employees or contractors. If the Company is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, the Company could be subject to onerous penalties and reputational damage. A mere investigation itself could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). In addition, bribery allegations or bribery or corruption convictions could impair the Company’s ability to work with governments or non-governmental organizations. Such convictions or allegations could result in the formal exclusion of the Company from a country or area, national or international lawsuits, government sanctions or fines, project suspension or delays, reduced market capitalization and increased investor concern.

Labour Matters and Employee Relations

The Company’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. A prolonged labour disruption at any of its material properties could have a material adverse impact on its operations as a whole. To date, the Company has not experienced any material work stoppages at its facilities at any of the Projects, nor has it experienced any disputes with unions that have had a material effect on the Company’s operations. However, if future disputes with labour unions should arise, they may not be resolved without significant work stoppages or delays, which could have an adverse effect on the Company’s revenues and the output of each project.

The Company relies on contract miners at the Segovia Operations to mine a significant portion of the Company’s current production. Such miners have entered into contractual arrangements with the Company pursuant to which the Company pays for their services. Any widespread disruption or work stoppage by such miners could have a material adverse effect on the Company’s results of operations and financial position. The Company’s contract miners have at times failed to comply with health, safety and environmental standards, which raises health and safety concerns for people working at the mine as well as for adjacent communities. As well, there has been mining of the underground pillar supports, which can lead to potential ground collapse and loss of life. In addition to the risk to health and safety that these issues pose, if an incident occurs it can be materially adverse to the Company if the reaction to the incident leads to work actions, strikes, government investigation or intervention, or litigation.

Economic and Political Factors

Colombia

Emerging Market Country

There are certain economic risks that are inherent in any investment in an emerging market country such as Colombia. Economic instability in Colombia and in other Latin American and emerging market countries has been caused by many different factors, including the following:

●	high interest rates;
●	changes in currency values;
●	high levels of inflation;
●	exchange controls;
●	wage and price controls;
●	changes in economic or tax policies;
●	the imposition of trade barriers;
●	the COVID-19 pandemic; and
●	internal security issues.

Any of these factors could have an adverse impact on the Company’s financial condition and results of operations.

Economic and Political Developments

The Segovia Project is located in Colombia; consequently it is dependent upon the performance of the Colombian economy. As a result, the Company’s business, financial position and results of operations may be affected by the general conditions of the Colombian economy, price instabilities, currency fluctuations, inflation, interest rates, regulation, taxation, social instabilities, political unrest and other developments in or affecting Colombia over which the Company has no control. In addition, the Company’s exploration and production activities may be affected in varying degrees by political stability and government regulations relating to the industry.

In the past, Colombia has experienced periods of weak economic activity and deterioration in economic conditions. The Company cannot assure that such conditions will not return or that such conditions will not have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company’s financial condition and results of operations may also be affected by changes in the political climate in Colombia to the extent that such changes affect the nation’s economic policies, growth, stability or regulatory environment. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, wealth taxes, expropriation of property, environmental legislation and site safety. There can be no assurance that the Colombian government will continue to pursue business-friendly and open-market economic policies or policies that stimulate economic growth and social stability. Any changes in the Colombian economy or the Colombian government’s economic policies, in particular as they relate to the mining industry, may have a negative impact on the Company’s business, financial condition and results of operations.

Although Colombia has a long-standing tradition respecting the rule of law, which has been bolstered in recent years by the present and former government’s policies and programs, no assurances can be given that the Company’s plans and operations will not be adversely affected by future developments in Colombia. The Company’s property interests and proposed exploration activities in Colombia are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions, and international monetary fluctuations. Future government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as mines, could have a significant effect on the Company.

The Colombian government has historically exercised substantial influence over the economy, and its policies are likely to continue to have a significant effect on Colombian companies operating in Colombia, including the Company. The next presidential election is scheduled for May 2022, and it is possible, although currently unclear, that a left-wing candidate with anti-extractive industry views may be elected. The president of Colombia has considerable power to determine governmental policies and actions relating to the economy and may adopt policies that may negatively affect the Company’s operations. Any changes in regulations or shifts in political attitudes are beyond the Company’s control and may adversely affect the Company’s business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income and/or mining taxes, expropriation of property, environmental legislation and permitting and mine and/or site safety.

Exchange Controls

Foreign operations may require funding if their cash requirements exceed operating cash flow. To the extent that funding is required, there may be exchange controls limiting such funding or adverse tax consequences associated with such funding. Colombia does not currently have any exchange controls and none are anticipated. In addition, taxes and exchange controls may affect the dividends that the Company receives from its foreign subsidiaries or branch offices of foreign subsidiaries. Exchange controls may prevent the Company from transferring funds abroad.

There can be no assurance that the Colombian governmental authorities will not require prior authorization or will grant such authorization for the Company’s foreign subsidiaries or branch offices of foreign subsidiaries to make dividend payments to GCM and the Company cannot assure that there will not be a tax imposed with respect to the expatriation of the proceeds from the Company’s foreign subsidiaries or branch offices of foreign subsidiaries. The implementation of a restrictive exchange control policy, including the imposition of restrictions on the repatriation of earnings to foreign entities, could affect the Company’s ability to engage in foreign exchange activities, and could also have a material adverse effect on the Company’s business, financial condition and results of operations.

Decline in Economic Growth

Colombia experienced a slowdown in its economic growth in 2009 and 2015 and other adverse economic and financial effects as a result of the global economic crisis and is experiencing another slowdown as a result of the COVID-19 pandemic. Emerging-market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments.

A significant decline in the economic growth of any of Colombia’s major trading partners, such as the United States, could have a material adverse impact on Colombia’s balance of trade and adversely affect Colombia’s economic growth. The United States is Colombia’s largest export market. A decline in United States demand for imports could have a material adverse effect on Colombian exports and Colombia’s economic growth. In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investment losses favour with international investors, Colombia could be adversely affected by negative economic or financial developments in other emerging market countries. Colombia has been adversely affected by such contagion effects on a number of occasions, including following the 1997 Asian financial crisis, the 1998 Russian financial crisis, the 1999 devaluation of the Brazilian real, the 2001 Argentine financial crisis and the collapse of energy prices in 2015-2016. Similar developments can be expected to affect the Colombian economy in the future.

There can be no assurance that any crises such as those described above or similar events will not negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including Colombia. In addition, there can be no assurance that these events will not adversely affect Colombia’s economy and its industries.

Seizure or Expropriation of Assets

Pursuant to Article 58 of the Colombian constitution, the Colombian government can exercise its eminent domain powers in respect of the Company’s assets in the event such action is required in order to protect public interests. According to Law 388 of 1997, eminent domain powers may be exercised through: (i) an ordinary expropriation proceeding (expropiacion ordinaria), (ii) an administrative expropriation (expropriacion administrativa) or (iii) an expropriation for war reasons (expropiacion en caso de guerra). In all cases, the Company would be entitled to a fair indemnification for the expropriated assets. However, indemnification may be paid in some cases years after the asset is effectively expropriated. Furthermore, the indemnification may be lower than the price for which the expropriated asset could be sold in a free market sale or the value of the asset as part of an ongoing business.

Protection of Mining Rights

The Company’s mineral rights in Colombia are guaranteed by the Constitution and applicable laws. The Constitution and legislation include several legal recourses for the Company for the exercise of its rights to seek protection against third parties, which include, among others, illegal miners and squatters and includes the forcible removal of such third parties from the areas of the Company’s mineral rights. However, the effective protection of the Company’s mineral rights and the capability or willingness of Colombian authorities to enforce the Company’s rights cannot be assured.

Local Legal and Regulatory Systems

The jurisdictions in which GCM operates its exploration, development and production activities may have different or less developed legal systems than Canada or the United States, which may result in risks such as:

●	effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation;
●	it being more difficult to obtain or retain title in an ownership dispute;

●	a higher degree of discretion on the part of governmental authorities;
●	the lack of judicial or administrative guidance on interpreting applicable rules and regulations;
●	inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; and
●	relative inexperience of the judiciary and courts in such matters.

In certain jurisdictions the commitment of local business people, government officials and agencies and the judicial systems to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licenses and agreements for the Company’s business. These licenses and agreements may be susceptible to revision or cancellation and legal redress may be uncertain or delayed.

Colombia is a Less Developed Country

The Company’s foreign operations involve substantial costs and are subject to certain risks because the mining industries in the countries in which the Company operates are less developed. The mining industry in Colombia is not as efficient or developed as the mining industry in Canada. As a result, the Company’s exploration and operating activities may take longer to complete and may be more expensive than similar operations in Canada. The availability of technical expertise, specific equipment and supplies may be more limited than in Canada. The Company expects that such factors will subject the Company’s operations in Colombia to economic and operating risks that may not be experienced in Canada.

Guerilla and other Criminal Activity

Colombia has experienced, and continues to experience, internal security issues, primarily due to the activities of guerrilla groups such as non-demobilized groups within the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or “FARC,” the National Liberation Army (Ejército de Liberación Nacional), or “ELN,” paramilitary groups, drug cartels and criminal gangs (Bacrim). In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting and rendering services to drug traffickers and participating in drug trafficking activities. The area of the Segovia Operations has been historically impacted by the activities of these groups.

In November 2012, the Colombian Government and FARC, the largest guerrilla group in Colombia, initiated peace talks in an attempt to end their armed conflict. In August 2016, the Colombian Government and FARC reached a final agreement, which was executed in September 2016. However, the peace agreement was rejected by a plebiscite that took place in October 2016, and then President Juan Manuel Santos reopened negotiations with FARC and the plebiscite opposition in order to revise the peace agreement. On November 24, 2016, President Santos and the leader of FARC, Rodrigo Londoño Echeverri, signed a revised peace agreement, which was subsequently approved by Colombia’s Congress on November 30, 2016. In December 2016, Colombia’s constitutional court validated an abbreviated legislative process to implement legislation related to the peace agreement. During December 2016 and early 2017, relevant steps were taken toward the implementation of the peace agreement, including FARC disarmament and the approval of FARC amnesty law, among others. In June 2017, FARC formally completed its disarmament process under United Nations oversight. During negotiations and after completion of the peace agreement with FARC, several factions of said guerrilla group have abandoned the peace process, have refused to de-mobilize or have re-taken arms against the Government. Such groups continue to be a threat to security, especially in certain areas of the country.

The implementation of the peace agreement with the FARC will continue to require the enactment of new laws and regulations, which may impact the Company´s activities in ways we cannot anticipate. Recently, legislation was enacted in connection with the implementation of the Rural Reform (Reforma Rural Integral) as provided under the peace agreement. Such legislation included the creation of a Land Fund for the Rural Reform (Fondo de Tierras para la Reforma Rural Integral), which set forth the parameters of land grants to certain benefited populations and which properties are subject to distribution hereunder. The impact of such new legislation is still unknown, and further regulations may be required for such legislation to be implemented. New laws or regulations enacted in connection with the implementation of the peace agreement may impact our activity and may have a negative effect on our financial condition and results of operations.

On March 31, 2016, the second largest guerrilla of Colombia, the ELN, together with the Colombian Government of then President Juan Manuel Santos, made official the commencement of a public phase of dialogue and negotiation between such parties and, since January 14, 2017, the delegations of the Colombian Government and ELN convened in Ecuador to discuss the sequence of events for peace negotiations and the Colombian Government and ELN agreed to a temporary suspension of armed hostilities from October 1, 2017 up to January 12, 2018. In February 2018, ELN resumed armed hostilities and, consequently, the Colombian Government suspended the peace negotiations. During 2019, ELN perpetrated different terrorist attacks in Colombia, including a car bomb in a police academy in Bogota, which resulted in 21 people dead and many other injured. Any possible escalation in the violence associated with the terrorist attacks and/or these activities may have a negative impact on the Colombian economy and/or our financial condition and results of operation.

Even though the Colombian Government reached a peace agreement with FARC, and even though the Colombian Government’s programs and policies have reduced guerrilla and criminal activity, particularly in the form of terrorist attacks, homicides, kidnappings and extortion, such criminal activity persists in Colombia. Possible escalation of such activity and the effects associated with it may have a negative effect on the Colombian economy and on the Company, its employees, financial condition and results of operations.

In addition, the peace agreement reached with FARC may be modified by future governments, including the current president. If there are deviations from the peace agreement, there can be no assurance that criminal actions will not escalate in Colombia. Although the Colombian Congress has approved certain regulations to implement to the final peace agreement such as, the law governing the Special Peace Justice System (Jurisdicción Especial para la Paz), laws enacted by Congress in this regard may differ from the provisions of the peace agreement. On March 10, 2019, President Duque introduced a bill proposing the amendment of six of the articles contained in the Special Peace Jurisdiction Law (Ley Estatutaria de la Jurisdicción Especial para la Paz). The Colombian Congress did not approve these proposed amendments. New laws or regulations enacted in connection with the implementation of the peace agreement may have an adverse effect on the Company’s financial condition and results of operations.

During 2020, the ELN and the FARC dissidents, together with other splinter criminal groups, have continued to operate in Colombia and while the security situation has improved dramatically in recent years, there can be no guarantee that the situation will not again deteriorate. Any increase in kidnapping or terrorist activity in Colombia or in the areas of the Company’s projects generally may disrupt supply chains and discourage qualified individuals from being involved with the Company’s operations.

Additionally, the perception that matters have not improved in Colombia may hinder the Company’s ability to access capital in a timely or cost-effective manner. There can be no assurance that continuing attempts to reduce or prevent guerilla, drug trafficking or criminal activity will be successful or that guerilla, drug trafficking and/or criminal activity will not disrupt the Company’s operations in the future.

Guyana

The Toroparu Project is located in Guyana; consequently it is dependent upon the performance of the Guyanese economy. As a result, the Company’s business, financial position and results of operations may be affected by the general conditions of the Guyanese economy, price instabilities, currency fluctuations, inflation, interest rates, regulation, taxation, social instabilities, political unrest and other developments in or affecting Guyana over which the Company has no control. In addition, the Company’s exploration and production activities may be affected in varying degrees by political instability and government regulations relating to the industry.

In the past, Guyana has experienced periods of weak economic activity and deterioration in economic conditions. Despite the successive years of growth and the high projection of further growth for the economy in the immediate future due to the activities in the oil and gas industry, the Company cannot assure that such conditions will not return or that such conditions will not have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company’s financial condition and results of operations may also be affected by changes in the political climate in Guyana, to the extent that such changes affect the nation’s economic policies, growth, stability or regulatory environment. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, wealth taxes, expropriation of property, environmental legislation and site safety. There can be no assurance that the Guyanese government will continue to pursue business-friendly and open-market economic policies or policies that stimulate economic growth and social stability.

Although Guyana has a long-standing tradition respecting the rule of law, which has been bolstered in recent years by the present and former government’s policies and programs, no assurances can be given that the Company’s plans and operations will not be adversely affected by future developments in Guyana. The Company’s property interests and proposed exploration activities in Guyana are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions, and international monetary fluctuations. Future government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as mines, could have a significant effect on the Company.

Political Instability

In Guyana, the government has historically exercised substantial influence on the local economy. However, in relation to the mining and the extractive industry, influence has more been related to legislation and regulations rather than direct participation in the industry.

In December 2018, the then opposition party successfully held a vote of no-confidence in the government of Mr. David Granger. As a result, new elections were held on March 2, 2020, and Mr. Granger was deemed the winner. However, the election process, particularly the tabulation of votes, was challenged in courts, leading to a recount. As a result of these legal challenges, the elections were declared in favor of the then opposition party and Mr. Mohamed Irfaan Ali was sworn in as the new President of Guyana on August 2, 2020. The legal challenge to the election results is ongoing. At the same time, the new administration is reviewing major decisions made by the previous administration. The political uncertainty in Guyana may have an adverse impact on the Company’s business, financial condition and results of operations. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income or mining taxes, expropriation of property, environmental legislation and permitting and mine or site safety.

Exchange Controls

Foreign operations may require funding if their cash requirements exceed operating cash flow. Guyana does not currently have any exchange controls and none are anticipated. In addition, taxes and exchange controls may affect the dividends that the Company receives from its foreign subsidiaries or branch offices of foreign subsidiaries. Exchange controls may prevent the Company from transferring funds abroad.

There can be no assurance that the Guyanese governmental authorities will not require prior authorization or will grant such authorization for the Company’s foreign subsidiaries or branch offices of foreign subsidiaries to make dividend payments to GCM and the Company cannot assure that there will not be a tax imposed with respect to the expatriation of the proceeds from the Company’s foreign subsidiaries or branch offices of foreign subsidiaries. The implementation of a restrictive exchange control policy, including the imposition of restrictions on the repatriation of earnings to foreign entities, could affect the Company’s ability to engage in foreign exchange activities, and could also have a material adverse effect on the Company’s business, financial condition and results of operations.

Increase in Economic Growth

Guyana’s economic growth has been steady over the past ten years but experienced a 43.5% increase in GDP in 2020 according to the International Monetary Fund (the “IMF”), a 14.5% growth in the first half of 2021 according to the Ministry of Finance, Guyana and has a projected growth rate of 48.7% in 2022 according to the IMF. Although Guyana’s economic growth was not affected by the pandemic, it could be affected by the change in the price of crude on the global market. Emerging-market investment generally poses a greater degree of risk than investment in more mature market economies because of the increased risk of destabilization resulting from domestic and international developments.

There can be no assurance that any financial crises or geo-political crises will not negatively affect investor confidence in emerging markets and economies such as Guyana.

Protection of Mining Rights

The Company’s mineral rights in Guyana are guaranteed by the Constitution and applicable laws. Mineral rights in Guyana are governed by the Mining Act of 1989 and applicable mining regulations. The applicable legislation includes several legal recourses for the exercise of rights to seek protection against third parties, which include, among others, illegal miners and squatters and include the forcible removal of such third parties from the areas of our mineral rights, either through the regulatory authority (GGMC) or the Guyanese courts. However, the effective protection of our mineral rights and the capability or willingness of Guyanese authorities to enforce the Company’s rights cannot be assured. Lack of governmental or judicial enforcement of the Company’s mineral rights may have an adverse impact on our business, financial condition and results of operations.

Venezuela

Some of the Company’s assets are located in Venezuela. On September 16, 2011, the Venezuelan government issued a Decree-Law nationalizing gold exploration and mining operations in the country, including a requirement of a minimum state equity participation of 55% in gold projects, a new 13% royalty, and the banning of export sales by producers. The Decree-Law established a three-month period for negotiations for pricing and transfer of ownership of the nationalized portion of projects, which was subsequently extended for a further three months. The Company repeatedly tried to engage the government in such negotiations but its communications went unanswered. The Decree-Law called for the automatic termination of gold mining concessions and contracts at the end of the negotiation period.

The Company has continued its efforts to engage the Venezuelan government in negotiations on compensation for the genuine value of its project and/or on recovery of the project in reasonable economic and contractual terms. Under the current regime, such efforts have not led to any satisfactory outcome. However, certain changes in the political climate in Venezuela may allow the Company to resume operations. In connection with the evolving political situation in Venezuela, the Company has recognized Mr. Juan Guaidó as the legitimate interim President of Venezuela and has communicated its intent to the Venezuelan government led by Mr. Guaidó to re-start its mining projects as soon as circumstances allow. Nevertheless, the political situation in Venezuela remains uncertain and there is no guarantee that the Company will be able resume its Venezuelan operations.

Use of and Reliance on Experts Outside Canada

The Company uses and relies upon a number of legal, financial and industry experts outside of Canada as required given its corporate and operational structure. Some of these industry professionals may not be subject to equivalent educational requirements, regulations, and rules of professional conduct or standards of care as they would be in Canada. The Company manages this risk through the use of reputable experts and review of past performance. In addition the Company uses, where possible, experts and local advisers linked with firms also operating in Canada to provide any required support.

Integration Risks

In addition to the integration of acquisitions, the Company may make selected acquisitions in the future. The Company may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on the Company. The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:

●	identifying acquisitions that fit the Company’s strategy;
●	negotiating acceptable terms with the seller of the business or property to be acquired; and
●	obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If the Company does make further acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to:

●	assimilating the operations of an acquired business or property in a timely and efficient manner;
●	maintaining the Company’s financial and strategic focus while integrating the acquired business or property;
●	implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and
●	to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s Common Shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Governmental Regulation and Permitting

The mineral exploration and development activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Company’s exploration, development and mining activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, development or production. Amendments to current laws and regulations governing the Company’s operations, or more stringent implementation thereof, could have an adverse impact on the Company’s business and financial condition.

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments and management plans or issuance of environmental licenses. Environmental legislation is evolving in a manner that means standards are stricter, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Company’s future operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities that cause operations to cease or be curtailed. Other enforcement actions may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violations of applicable laws or regulations.

The operations of the Company require licenses and permits from various governmental authorities. The Company will use its best efforts to obtain all necessary licenses and permits to carry on the activities which it intends to conduct, and it intends to comply in all material respects with the terms of such licenses and permits. However, there can be no guarantee that the Company will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake its proposed exploration and development, or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the Company’s properties.

In addition, failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Decommissioning Liabilities

Mining, processing, development and exploration activities are subject to various laws and regulations governing the protection of the environment. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

In connection with the Frontino Acquisition, the Company filed a five-year environmental management plan for the Segovia Operations with the local environmental authority. Although the Company is not currently required to prepare a comprehensive closure plan for the Segovia Operations, it has estimated the undiscounted costs to be incurred with respect to the ultimate mine closure and reclamation activities. This represents management’s best estimate of the future reclamation and remediation obligations; however, the estimated amount is inherently uncertain and will be revised as further information becomes available. Actual future expenditures may therefore differ materially from the amounts currently provided.

The lack of a detailed closure cost and financial provisioning for the Segovia Project poses a risk that, at the eventual end of the mine life, insufficient funds will be available to close the site in a safe, environmentally and socially appropriate manner. The largest uncertainty regarding closure cost is associated with the potential need for long term treatment of water from the disused mine workings.

Shortage of Experienced Personnel and Equipment

The ability to identify, negotiate and consummate transactions that will benefit the Company is dependent upon the efforts of the Company’s management team. The loss of the services of any member of management could have a material adverse effect on the Company. The Company’s future drilling activities may require significant investment in additional personnel and capital equipment. Given the current shortage of equipment and experienced personnel within the mining industry, there can be no assurance that the Company will be able to acquire the necessary resources to successfully implement its business plan. Furthermore, while the Company has full-time Chief Executive and Financial Officers, as well as other key management personnel, certain of the directors and officers of the Company are directors and officers of other reporting issuers and, as such, will devote only a portion of their time to the affairs of the Company.

Potential Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Possible Volatility of Stock Price

The market price of the Common Shares, listed Warrants and 2021 Unsecured Notes can be subject to wide fluctuations in response to factors such as actual or anticipated variations in the Company’s results of operations, changes in financial estimates by securities analysts, general market conditions, the issuance of Common Shares in connection with acquisitions made by the Company or otherwise, and other factors. Market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations may adversely affect the market price of the Common Shares, listed Warrants and 2021 Unsecured Notes.

Repatriation of Earnings

There are currently no restrictions (except for certain withholding tax) on the repatriation from Colombia of earnings to foreign entities. However, there can be no assurance that restrictions on repatriations of earnings from Colombia will not be imposed in the future.

Enforcement of Civil Liabilities

All of the Company’s assets are located outside of Canada and certain of the directors and officers of the Company are resident outside of Canada. As a result, it may be difficult or impossible to enforce judgments granted by a court in Canada against the assets of the Company or the Company’s directors and officers residing outside of Canada.

Forward-Looking Information May Prove Inaccurate

Investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties is found under the heading “Forward-Looking Information.”

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations. Disruptions in the supply of products and services required for the Company’s activities in any of the jurisdictions in which it operates would also adversely affect the Company’s business, results of operations and financial condition.

Joint Ventures

The Company may enter into joint ventures in the future. Any failure of a joint venture partner to meet its obligations to the Company or third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on such joint ventures. In addition, the Company may be unable to exert influence over strategic decisions made in respect of properties of such joint ventures.

Competition

The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Company, in the search for and acquisition of exploration and development rights on attractive mineral properties. The Company’s ability to acquire exploration and development rights on properties in the future will depend not only on its ability to develop the properties on which it currently has exploration and development rights, but also on its ability to select and acquire exploration and development rights on suitable properties for exploration and development. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring exploration and development rights on such properties.

Dividends

Any payments of dividends on the Common Shares will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company, restrictions under the 2024 Debenture Indenture, and other factors which the Board may consider appropriate in the circumstance. It is unknown whether the Company will continue to pay dividends in the future or the price of such dividends.

Service of Process and Enforcement of Judgments Outside Canada

The Company’s subsidiaries are incorporated or otherwise organized under the laws of foreign jurisdictions and certain of the directors and officers of the Company and certain of the experts retained by the Company reside outside of Canada. In addition, some or all of the assets of those persons and the Company’s subsidiaries are located outside of Canada. It may not be possible for investors to collect from the Company’s subsidiaries or to enforce judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation against the Company’s subsidiaries, its foreign directors and officers and certain of the experts retained by the Company. Moreover, it may not be possible for investors to effect service of process within Canada upon the aforementioned foreign directors and officers of the Company.

COVID-19 Virus

Since the second half of March 2020, the outbreak of COVID-19 has impacted the Company’s operations, customers, suppliers and employees. It remains unclear at this time how the developments in relation to COVID-19 will continue to evolve through 2022 and beyond, and the extent to which COVID-19 might further impact the Company’s business, results of operations and financial condition. We will continue to monitor the situation closely.

As a response to the COVID-19 pandemic, on March 17, 2020 the Colombian government declared a social, economic and ecological emergency which included imposing a mandatory shelter-in-place or quarantine order within Colombia. Although the national quarantine has been lifted, the national sanitary emergency declared by the Colombian government has been extended until April 30, 2022. The COVID-19 pandemic continues to evolve and there are still certain restrictions in place which may affect the Company’s daily operations.

Even as overall daily cases and deaths have been declining for most of February and March 2022, it is unclear whether or not the current restrictive measures will be increased or extended for any length of time beyond April 2022. The Company continues to monitor the developments related to the situation, follow government health guidelines and adjust its operations accordingly. For example, the Company has taken precautionary measures for screening of all employees at its Segovia Operations. If disruption posed by the COVID-19 pandemic continues for an extensive period of time, it could have a material adverse effect on the Company’s ability to continue its operations effectively.

In Guyana, COVID-19 mandates have been lifted as of March 2022 and there are no public requirements for vaccination, social distancing or mask wearing.

Other Risks

Foreign investments involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. The Company may be unable to address these risks successfully, or at all, without incurring significant costs, delay or other operating problems. The Company’s inability to resolve any of such risks could have a material adverse impact on its business, consolidated financial condition and consolidated results of operations.

ITEM 6. MATERIAL	MINERAL PROPERTIES

6.1    Mineral Reserves and Resources Summary

Segovia

Mineral Resources

GCM has completed an updated Mineral Resource estimate (“MRE”) for its Segovia Operations prepared in accordance with the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Definition Standards incorporated by reference in NI 43-101 with an effective date of December 31, 2021. Highlights of the December 31, 2021 MRE (the “2021 MRE”) update include:

●	Total Measured & Indicated Resources increased to 4.6 million tonnes at a grade of 11.0 g/t totalling 1.62 million ounces of gold, up 14% from last year.
●	Total Inferred Resources increased to 5.3 million tonnes at a grade of 9.9 g/t totalling 1.70 million ounces of gold, up 41% compared to last year.
●

The Company more than replaced the Mineral Resources it mined in 2021 representing the sixth consecutive year that it has, at a minimum, replaced the Mineral Resources mined at its Segovia Operations. El Silencio and Sandra K were the primary areas of growth within the 2021 MRE.

●	The 2021 MRE continues to reaffirm confidence in the high-grade nature of the Segovia gold deposits which have been in continuous operation for more than 100 years.
●

The brownfield exploration program, which focused on exploration for new resources at the brownfield exploration targets on the 24 veins within the Segovia mining title that are not currently in production, yielded its first addition in the 2021 MRE with inferred resources reported at the Vera Project.

The following table summarizes the 2021 MRE with an effective date of December 31, 2021 for the Segovia Operations and the changes by category in tonnes, grade and ounces of gold compared with the previous total MRE as of December 31, 2020:

			Measured						Indicated						Measured & Indicated						Inferred
Project	Deposit	Type	Tonnes (kt	)	Grade (g/t	)	Au Metal (koz	)	Tonnes (kt	)	Grade (g/t	)	Au Metal (koz	)	Tonnes (kt	)	Grade (g/t	)	Au Metal (koz	)	Tonnes (kt	)	Grade (g/t	)	Au Metal (koz	)
	Providencia	LTR	263		12.0		101		385		8.8		109		648		10.1		210		367		7.0		83
		Pillars	156		17.5		88		88		9.3		26		243		14.6		114		458		17.6		259
	Sandra K	LTR	17		12.2		7		498		9.5		153		515		9.6		159		704		12.3		279
		Pillars	27		14.7		13		188		10.4		63		214		10.9		75		67		26.8		58
Segovia	El Silencio	LTR							1,601		11.2		577		1,601		11.2		577		2,159		8.8		609
		Pillars							1,228		11.4		449		1,228		11.4		449		341		12.1		133
	Verticales	LTR																			771		7.1		176
	Subtotal	LTR	280		12.0		108		2,484		10.5		839		2,764		10.4		928		4,001		8.9		1,146
	Segovia Project	Pillars	182		17.1		100		1,504		11.1		538		1,675		11.8		634		867		16.2		450
Carla	Subtotal Carla	LTR							129		7.9		33		129		7.9		33		224		9.6		69
	Project
Vera	Subtotal Vera	LTR							6		10.9		2		6		10.9		2		257		4.6		38
	Project
December 31, 2021 (1)			462		14.0		208		4,123		10.6		1,412		4,585		11.0		1,620		5,349		9.9		1,704
December 31, 2020 (2)			327		19.8		208		3,639		10.4		1,217		3,967		11.2		1,425		3,661		10.3		1,209
% Change vs previous			41%		-29%		-		13%		2%		16%		16%		-2%		14%		46%		-4%		41%
(1)

The Mineral Resources are reported at an in situ cut-off grade of 2.9 g/t Au over a 1.0 m mining width, which has been derived using a gold price of US$1,800 per ounce and suitable benchmarked technical and economic parameters for the existing underground mining (mining = US$99.0/t, processing = US$26.0/t, G&A = US$22.0/t, Royalties = US$6.1/t) and conventional gold mineralized material processing (90.5%). Each of the mining areas have been sub-divided into Pillar areas (“Pillars”), which represent the areas within the current mining development, and long-term resources (“LTR”), which lie along strike or down dip of the current mining development. Mineral Resources are reported inclusive of the Mineral Reserve. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate. Some production at Segovia is sourced from mining areas that are not currently included in the Company’s MRE.

(2)

Sourced from the NI 43-101 Technical Report, Prefeasibility Study Update, Segovia Project, Colombia dated May 13, 2021 and effective as of December 31, 2020, prepared by SRK Consulting (US) Inc. (“SRK”).

The 2021 MRE reflects an increase in the diamond drilling database of 412 holes for 93,868 meters compared to December 2020. A new vein has been added to the Mineral Resource at the historical Vera mine, which includes an additional 63 holes for 9,640 meters (including 27 holes for 7,509 meters of new drilling), bringing the total cumulative drilling database to 2,553 holes for 378,846 meters. All diamond core drilling during 2021 has been logged and sent for preparation at the SGS laboratories in Medellin, with associated Quality Control Programs. In addition to the drilling, a total of 13,001 channel samples totalling some 11,485 meters in length were added to the database in 2021, including 4,588 channel samples totalling 3,326 meters from historical FGM sources, and 92 channels for 106 meters of GCM check sampling for Vera.

The 2021 MRE was prepared using a block model constrained with 3D wireframes of the principal veins, which have been sub-domained using high-grade mineralisation wireframes to constrain the influence of higher grade material. Assays are capped prior to compositing. Values were interpolated using ordinary kriging for well informed areas and inverse distance squared methodology for smaller veins with limited data. All models have been depleted using projections of the mining faces through the entire width of the veins. Classification has been applied based on a combination of data quality, confidence in the spatial location, and confidence in the mining depletion shapes. Only material reporting above a cut-off of 2.9 g/t over a minimum stope width of 1.0 m has been included in the 2021 MRE. The MRE for Las Verticales has not been updated as no new information is currently available and the previous estimate for this project remains valid.

Ben Parsons, Principal Consultant (Resource Geology) with SRK, prepared the Segovia MRE according to CIM Definition Standards and will be supported by a NI 43-101 independent report which will be published and filed on the Company’s website and SEDAR profile by May 6, 2022. Mr. Parsons is a Qualified Person as defined by NI 43-101. The NI 43-101 independent report will include detailed information on the key assumptions, parameters and methods used to estimate the mineral resources.

Segovia’s Life-of-Mine (“LOM”) Mineable Gold Reserves Total Approximately 633,000 Contained Ounces Effective December 31, 2020

SRK has also completed preliminary results of an updated Preliminary Feasibility Study (“Segovia PFS”) for the Segovia Operations effective December 31, 2021 and is currently finalizing the technical report. At December 31, 2021, Segovia’s reported Mineral Reserve totaled approximately 745,000 proven and probable ounces of gold, based on 2.3 million tonnes of material at an average head grade of 10.1 g/t, compared with 633,000 ounces at the end of 2020 based on 2.2 million tonnes of material at an average head grade of 9.0 g/t.

For the Segovia PFS, SRK included the geological and resource modelling of the various deposits and mining areas that comprise the operating mine site of the Segovia Operations. A mining study and schedule was prepared by both SRK’s and the Company’s technical professionals to create a LOM production schedule, including both Company-operated areas and contractor-operated areas within the Company’s Providencia, El Silencio, Sandra K and Carla mines. The Segovia PFS production schedule includes only Proven and Probable Reserves, and as such, the annualized level of production over the seven-year projected mine life in the Segovia PFS may be lower than the Company’s current expectations. This is largely due to the exclusion of Inferred Resources in the LOM production schedule in the Segovia PFS which the Company currently mines and intends to continue mining in the future. In addition, the material processed under operating contracts at the Company’s Maria Dama plant from the small-scale mines located in the Company’s mining title is not included in the LOM production schedule in the Segovia PFS as it falls outside the Company’s mines and is therefore not included in the Company’s 2021 MRE or Mineral Reserves.

The following table shows a breakdown of the Mineral Reserve as of December 31, 2021 by area and category compared with the total Mineral Reserve as of December 31, 2020:

Area	Category	Tonnes (kt)	Grade (g/t)	Au Metal (koz)
Providencia	Proven	204	12.0	79
Providencia	Probable	154	9.9	49
Sandra K	Probable	399	8.0	103
El Silencio	Probable	1,461	10.5	492
Carla	Probable	72	9.6	22
December 31, 2021 (1)	Total	2,290	10.1	745
December 31, 2020 (2)	Total	2,196	9.0	633
% Change vs previous		4%	13%	18%
(1)

Ore reserves are reported using a gold cutoff grade ranging from 3.20 to 3.51 g/t depending on mining area and mining method. The cutoff grade calculations assume a $1,650/oz Au price, 90.5% metallurgical recovery, $6/oz smelting and refining charges, 3.5% royalty, $21.72/t G&A, $26.06/t processing cost and mining costs ranging from $99.70/t to $114.05/t. The reserves are valid as of December 31, 2021. Note that costs/prices used here may be somewhat different than those in the final economic model. This is due to the need to make assumptions early on for mine planning prior to finalizing other items and using long term forecasts for the life of mine plan. Mining dilution is applied to a minimum mining height and estimated overbreak (values differ by area/mining method) using a zero grade. Reserves are inclusive of Mineral Resources. All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding. Mineral Reserves have been stated on the basis of a mine design, mine plan, and economic model. There are potential survey unknowns in some of the mining areas and lower extractions have been used to account for these unknowns. The Mineral Reserves were estimated by Fernando Rodrigues, BS Mining, MBA, MMSAQP #01405, MAusIMM #304726 of SRK, a Qualified Person.

(2)	Sourced from the NI 43-101 Technical Report, Prefeasibility Study Update, Segovia Project, Colombia dated May 13, 2021 and effective as of December 31, 2020, prepared by SRK.

A summary of the key LOM operating and financial parameters of the current Segovia PFS dated as of December 31, 2021 compared with the previous Segovia PFS prepared as of December 31, 2020 is as follows:

	December 31, 2021	December 31, 2020 (1)

Operating data:
Ore milled (tonnes)	2,290,000	2,196,000
LOM head grade (g/t)	10.1	9.0
LOM mill recovery (%)	90.5%	90.5%
Gold produced (ozs)	674,000	573,000

Financial data (U.S. dollars):
Expected long-term gold price	$1,650/oz	$1,600/oz
LOM gold revenue	$1,112 million	$916 million
Total cash cost, including refining	$807/oz	$796/oz
LOM sustaining capex, including exploration	$151 million	$134 million
Mine-level AISC	$1,032/oz	$1,030/oz
Undiscounted after-tax free cash flow	$264 million	$226 million
NPV after-tax free cash flow @ 5%	$242 million	$209 million

(1)	Sourced from the NI 43-101 Technical Report, Prefeasibility Study Update, Segovia Project, Colombia dated May 13, 2021 and effective as of December 31, 2020, prepared by SRK.

Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP Practice Leader/Principal Consultant (Mining Engineer) with SRK, prepared the Segovia Mineable Reserve according to CIM Definition Standards and will be supported by a NI 43-101 independent report which will be published and filed on the Company’s website and SEDAR profile by May 6, 2022. Mr. Rodrigues is a Qualified Person as defined by NI 43-101. The NI 43-101 independent report will include detailed information on the key assumptions, parameters and methods used to estimate the mineable reserve.

6.2    Segovia Operations

Segovia Technical Report

The following is a summary overview of the Segovia Project and the Carla Project (together in this section 6.2, the “Project”) as set out in the Segovia Technical Report, dated May 13, 2021, prepared by SRK, which is incorporated by reference into this Annual Information Form. The Segovia Technical Report summary reproduced below includes defined terms and usages that are different from or may conflict with those used elsewhere in this Annual Information Form, or that are not contained in this Annual information Form but can be found in the complete Segovia Technical Report, which may be accessed through the Company’s website and on its profile on SEDAR at www.sedar.com. Please note that information contained in the summary below is as of the date indicated in the summary and may have changed materially since that time, as explained elsewhere in this Annual Information Form and the Company’s other public disclosure.

This report was prepared as a prefeasibility-level Canadian National Instrument 43-101 (NI 43-101) Technical Report (Technical Report) for Gran Colombia Gold Segovia Sucursal (GCGS or Company) by SRK Consulting (U.S.), Inc. (SRK) on the Segovia Project, which is comprised of several areas named Providencia, El Silencio, Sandra K, Carla, and Las Verticales Veins System (Las Aves, Pomarosa and Pomarosa 2 shears). The Las Verticales Vein System is currently considered to be at the exploration stage and is therefore reported within the Mineral Resources but is excluded from the prefeasibility study due to the level of confidence at the current stage.

The metric system has been used throughout the report. Tonnes (t) are metric of 1,000 kg, or 2,204.6 lb. All currency is in U.S. dollars (US$) unless otherwise stated.

Property Description and Ownership

The Segovia Project (Segovia or the Segovia Project) is a gold mining complex located in Colombia’s Segovia-Remedios mining district, Department of Antioquia, north-west Colombia approximately 180 kilometers (km) northeast of Medellín (the Department capital of Antioquia), at 74° 42’ W and 7° 04’ N. Within the Segovia Project area, the Company is current producing from three underground mines, Providencia, El Silencio and Sandra K.

The Carla Project (Carla, or the Carla Project) is a development stage project located approximately 10 km southeast of Segovia at approximately 7° 04’ 18.0’’ N, 74° 41’ 55.5’ W.

Geology and Mineralization

Gold mineralization at Segovia occurs in mesothermal quartz-sulfidic veins hosted by granodiorites of the Segovia Batholith. The well-known, partially exploited veins dip at approximately 30° to the E or NE. There are also a number of steeply dipping quartz veins with a N40°W trend in the western part of the concession, termed the Las Verticales veins.

The modelled vein at Providencia is geologically continuous along strike for approximately 2 km and has a confirmed down dip extent that ranges from 690 m to greater than 1.3 km, and an average thickness of 0.9 m, reaching over 5 m in areas of significant swelling and less than 0.1 m where the vein pinches. Locally, the Providencia vein displays significant disruption by faulting, pinch and swell structures, fault brecciation and fault gouge.

Exploration work and mining activity at Sandra K confirms the previous geological interpretation. The current known mineralization extends 2 km along strike and extends approximately 0.7 km down-dip, which remains open to depth, with the current limits being restricted in parts to the current mining license. Additional validation of data from historical mines, previously mined by local contract miners have increased the potential for additional mineral resources within the vicinity of the Sandra K mine. These areas include the previously mined Cogote mine and the Vera mine. In 2020, work has focused on validation and capture of the Cogote mine database, to connect to the previous modelled structures intercepted at depth in the 2019 exploration programs by GCGS.

GCGS has completed a considerable review of the geological interpretation of the El Silencio Mine with the identification of a number of additional small-scale structures defined in the latest model, including the updated interpretation of some tensional structures. The new model also accounts for a number of changes to the interpretations between the two main structures (Veta Manto [VEM] and Veta Nacional [NAL]), which have resulted in removal of some previously defined Inferred areas in some cases. These areas may potentially return to the Mineral Resources but will require additional exploration to test for presence of these structures in either the hangingwall or footwall of selected locations. The current El Silencio system confirms geological continuity along strike for 2.2 km respectively and indicates down-dip extents of more than 2.0 km, with thicknesses comparable to the Providencia vein, but there appears more geological complexity in the identification of small-scale structures and splays which represent further exploration potential.

Although currently less well defined by sampling, the Las Verticales veins appear geologically continuous along strike for up to 1.3 km, and have an average thickness of 0.5 m, reaching over 2 m in areas of vein swelling. No work has been completed on the Las Verticales structures during 2020, so the Mineral Resources remain unchanged.

Gold mineralization at the Carla Project occurs in mesothermal quartz-sulfide veins hosted by granodiorites of the Segovia Batholith. The Carla vein dips at approximately 35° to the east and is offset by three broadly NW/SE trending, steeply dipping faults, which reflect a dominantly strike-slip sinistral sense of movement. The mineralized structure shows a close spatial relationship with mafic dikes, which are interpreted as pre-dating the gold mineralization. The modelled structure at Carla is geologically continuous along strike for approximately 900 m and has a confirmed down dip extent that ranges from 400 m to greater than 750 m, and an average thickness of 0.8 m, reaching over 3.5 m in areas of significant swelling and less than 0.1 m where the vein pinches. Infill drilling resulted in reduction in grades within the central portion of the models, with increases in grades to the south and at depth. Further drilling will be required to increase confidence in the new areas.

Status of Exploration, Development and Operations

It is understood that the previous owners of the Segovia Project, Frontino Gold Mines (FGM), did not complete any regional surface geological mapping, geochemistry, or surface or airborne geophysics. Historical exploration data is mainly limited to underground mapping, sampling and drilling for resource development.

The historical underground channel sampling database made available to SRK consists of more than 130,000 samples split between three mining operations and is understood to incorporate data from the past 30 years. The database provided is largely restricted to vein samples only, with the hangingwall, footwall and face ‘composite’ data stored separately. SRK completed a validation exercise on the electronic database provided. Where potentially erroneous data exists in the database, SRK has accounted for these areas during the classification process. SRK has reviewed all quality assurance/quality control (QA/QC) information available and has deemed the assay database to be in line with accepted industry best practice and therefore deemed it acceptable for the determination of Mineral Resource estimates.

SRK previously made a number of recommendations for improvement in terms of verification of the historic underground database and, as such, the Company has continued with verification channel sampling programs between 2013 and 2020 at all three operating mines and at the Cogote mine which is in close proximity to the Sandra K mine.

Since 2015, GCGS began completing infill drilling at Providencia using underground drill rigs, with the aim of infill drilling via fan drilling to approximately 20 m x 20 m spacing. Drilling is completed using industry standard underground rigs using NQ core diameter which is consistent with the surface drilling.

During 2020, GCGS exploration continued to add to the current database through a combination of drilling and capture from other sources. The increase in the database can be summarized as follows:

◾

In total (Segovia + Carla), there has been an increase in the diamond drilling database of 467 holes for 64,030 m, compared to December 2019. This can be broken down between the various sources and projects as follows:

–

GCGS exploration (GEX) with the Segovia license continued the routine infill underground drilling programs designed to confirm and increase the confidence in the grade distribution at the mines. The program consisted of 230 holes drilled for a total of 35,987 m

–	Additional to the exploration, 89 holes for 12,422 m where added from the mining department (GEM)

–	28 holes for 956 m were added from small scale department which have been assayed at SGS (GPE)

–	Additional data capture of 106 holes for 12,409 m where added from historical sources (FGM)

–

At Carla License, a total of 26 holes for 5,494 m were added to the database. The provided database included a further 19 holes (3,725.2 m) from the LBA target and 10 holes (2,445.5 m) at the SAN target, but these have been excluded from the current estimates as they lie outside of the license boundary.

In addition to the drilling, there has been an increase in the underground channel databases from a combination of new channel sampling and the capture of historical samples at El Silencio and Sandra K mines. In total, there has been an increase of 9,806 channels for 7,815 m in length added to the database of new channels. A total of 3,721 channels for 2,198 m have been captured from FGM (mainly at El Silencio), which has resulted in improve definition within some of the smaller veins (Veta Principal – [VPN]), and a total of 15,016 sample points for 2,469 m of sampling has been captured at Sandra K from the PAT and JUL veins within the historical Cogote mine areas.

All historical underground samples were sent to the mine laboratory for sample preparation and analysis. GCGS has also completed a separate exploration channel sampling program, using a diamond saw to produce improved quality sampling. Between 2012 and 2016, exploration channel samples were sent to the SGS sample preparation in Medellín for analysis, which have been treated with the same sample procedures and analysis as diamond core samples. GCGS commissioned an onsite laboratory in 2016 which was built by SGS (Medellín), is run by GCGS, and has been used for all mine and exploration channel sampling since this date. SRK has visited the site on numerous occasions between 2017 and 2019. All GCGS diamond core has been logged and sent for preparation to the SGS (Colombia) facility in Medellín.

Mineral Processing and Metallurgical Testing

GCGS ore is processed through the Maria Dama process plant utilizing a process flowsheet that includes crushing, grinding, gravity concentration, gold flotation, concentrate regrinding, concentrate cyanidation, Merrill-Crowe zinc precipitation and refining of both the zinc precipitate and gravity concentrate to produce a final gold/silver doré product.

The Maria Dama process plant has been in production for many years and the metallurgical requirements for processing ore from the Providencia, El Silencio and Sandra K mines are well understood. GCGS is now planning to mine and process ore from the Carla vein, which is part of the Segovia complex and has conducted metallurgical testwork at SGS Canada (SGS) on a single test composite that was formulated from selected drillholes and intervals from the Carla vein. The metallurgical program included rougher flotation followed by cyanidation of the reground rougher concentrate using process conditions currently practiced at GCGS’ Maria Dama process plant. In addition, whole-ore cyanidation and Bond ball mill work index (BWI) tests were conducted. The results of this testwork demonstrated that the gold contained in ore from the Carla vein is highly recoverable using the process conditions currently in use at the Maria Dama process plant. Gold and silver recoveries were reported at about 95% and 77%, respectively. SRK has reduced the reported laboratory recoveries by 2% in order to account for inherent plant inefficiencies. As such, overall gold and silver recoveries from Carla ore are projected at 93% and 75%, respectively.

Mineral Resource Estimate

At Providencia, El Silencio, Carla and Sandra K and Carla, updated Mineral Resources have been defined based on the revised database provided by GCGS. The Mineral Resource model prepared by SRK utilizes some 1,983 diamond drillholes for a combined length of 256,232 m, 51,531 underground channel samples (as part of the routine sampling and verification programs), and a further 116,289 historical samples contained in the databases.

SRK is satisfied with the quality of the laboratories used for the latest program and based on the quality control investigations considers that there is no evidence of bias within the current database which would materially impact on the Mineral Resource Estimate (MRE). Based on the validation work completed by SRK, the database has been accepted as provided by GCGS’ Resource Geologist.

At Providencia, El Silencio, Sandra K and Carla updated MREs have been defined based on the revised database provided by GCGS. The new databases consider in total 467 additional diamond core boreholes (64,030 m) drilled by GCGS when the database is compared to the previous model. The resource evaluation work was completed by Mr. Benjamin Parsons, MAusIMM (CP#222568) and Mr. Giovanny Ortiz (FAUSIMM #304612). The effective date of the Mineral Resource Statement is December 31, 2020, which is the last date assays and the surveyed mining depletion outlines were provided to SRK.

GCGS provided SRK with geological information in Seequent Leapfrog® Geo (Leapfrog®) with a first pass geological model. Leapfrog® has been selected due to the ability to create rapid accurate geological interpretations, which interact with a series of geological conditions. The geological model and database used to estimate the Mineral Resources were audited by SRK. SRK is of the opinion that the current drilling information is sufficiently reliable to interpret with confidence the boundaries for gold mineralization and that the assay data are sufficiently reliable to support Mineral Resource estimation.

GCGS staff provided to SRK an exploration database with flags of the main veins as interpreted by GCGS. In addition to the database, GCGS also supplied a geological interpretation comprising preliminary three-dimensional (3D) digital files (DXF) through the areas investigated by core drilling for each of the main veins. Statistical analysis and visual validation indicated the presence of two sample populations (medium and high grade) at El Silencio and Providencia (and to a limited extent at Sandra K). SRK considers that the application of internal high-grade domains (orientated to the northeast) should continue to be required at both these mines and has introduced the same procedures at Sandra K within the northern fault block where the majority of the channel sampling has been completed to date. SRK completed an estimation domain analysis and worked with GCGS and the mine to aid the definition of the high-grade domains at the two main mines.

SRK has produced block models using Datamine™ Studio RM software (Datamine™). The procedure involved construction of wireframe models for the fault networks, veins, definition of resource domains (high-grade sub-domains), data conditioning (compositing and capping) for statistical analysis, geostatistical analysis, variography, block modeling and grade interpolation followed by validation. Grade estimation has been based on parent block dimensions of 5 m x 5 m x 5 m, for the updated models. The block size reflects that the majority of the estimates are supported via underground channel sampling and spacing ranging from 2 to 5 m. Sub-blocking has been utilized to enable accurate modelling of the tonnage with a minimum block size of 1 m x 1 m x Z dimensions, where the z dimension is flexible to fit the vertical width of the vein.

Datamine™ was used to domain assay data for statistical and geostatistical analysis, construct the block model, estimate metal grades and tabulate the resultant Mineral Resources. Phinar X10 Geo was used to conduct the capping analysis with Snowden Supervisor software used for geostatistical analysis, variography and statistical validation of the grade estimates. All samples have been capped and composited based on the statistical review with a default composite of 3 m, selected in an attempt to model a single composite across the width of the vein, given the varying widths of the veins. A minimum composite length of 0.2 m has been used.

SRK has not updated the Mineral Resource models for the Las Verticales areas as no new information is currently available and therefore the last estimate remains valid.

Gold grades have been interpolated using nested three pass approaches within Datamine™, using an Ordinary Kriging (OK) routine for the main veins. In the cases of Providencia and El Silencio, where minor veins or splays off the main structure exist, SRK has used Inverse Distance weighting squared (ID2). The search ellipses follow the typical orientation of the mineralized structures, and where appropriate, were aligned along higher-grade plunging features within the mineralized veins.

The classification is based on standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on May 14, 2014. The Mineral Resources at the Project have been classified as Measured, Indicated and Inferred at Providencia. At El Silencio, Sandra K and Carla, only Indicated and Inferred Mineral Resources have been defined. SRK has limited the Indicated Mineral Resources to the lower portion of the mine (previously flooded), where the depletion limits are considered more accurate due to a lack of mining activity over prolonged periods of time by contractor mining. In the historical Cogote mine, which was previously only included at depth from drillhole intercepts, GCGS have completed a major data validation process of the historical veins. SRK considers the work completed to be sufficient for the declaration of Inferred Mineral Resources, but has not assigned higher confidence levels until further work on verification sampling and confirmation of surveys has been completed.

SRK has evaluated the Mineral Resources to confirm that there is reasonable potential for eventual economic extraction. To determine the potential for economic extraction, SRK has assumed a metallurgical recovery for gold of 90.5% based on the current performance of the operating plant. The gold price was assumed to be US$1,700/oz and an average mining cost was applied. SRK has limited the Mineral

Resources based on a cut-off grade of 2.9 grams per tonne (g/t) Au over a (minimum mining) width of 1.0 m.

The classified Mineral Resource is sub-divided into material within the remaining pillars and the long-term resource material (LTR) outside of the previously mined areas, with the classification for the pillars considered separately given the uncertainty of the extent of remnant pillar mining currently being undertaken by Company-organized co-operative miners. The Mineral Resource statement for the Project is shown in Table 1.1.

Table 1.1 SRK Mineral Resource Statement for the Segovia and Carla Projects Dated December 31, 2020 – SRK Consulting (U.S.), Inc.

			Measured			Indicated			Measured and Indicated			Inferred
Project	Deposit	Type	Tonnes	Grade	Au Metal	Tonnes	Grade	Au Metal	Tonnes	Grade	Au Metal	Tonnes	Grade	Au Metal
			(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
	Providencia	LTR	218	18.5	130	237	14.9	114	455	16.6	243	171	9.9	55
		Pillars	109	22.3	78	99	10.2	32	208	16.5	110	384	19.8	245
	Sandra K	LTR				413	10.0	132	413	10.0	132	384	9.9	122
		Pillars				156	11.1	56	156	11.1	56	17	27.5	15
Segovia	El Silencio	LTR				1,277	9.8	404	1,277	9.8	404	1,279	9.0	371
		Pillars				1,326	10.6	454	1,326	10.6	454	395	11.4	145
	Verticales*	LTR										771	7.1	176
	Subtotal Segovia Project	LTR	218	18.5	130	1,927	10.5	650	2,145	11.3	780	2,605	8.6	724
		Pillars	109	22.3	78	1,581	10.7	542	1,690	11.4	620	796	15.8	405
Carla	Subtotal Carla Project	LTR				132	6.0	25	132	6.0	25	260	9.7	81

Source: SRK, 2021

Notes: The Mineral Resources are reported at an in situ cut-off grade of 2.9 g/t Au over a 1.0 m mining width, which has been derived using a gold price of US$1,700/oz, and suitable benchmarked technical and economic parameters for underground mining (mining = US$85.0, processing = US$24.0, G&A = US$24.0, Royalties = US$11.1), and conventional gold mineralized material processing (90.5%). Each of the mining areas have been sub-divided into Pillar areas (“Pillars”), which represent the areas within the current mining development, and LTR, which lies along strike or down dip of the current mining development. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate.

SRK considers the exploration data accumulated by GCGS is generally reliable, and suitable for this MRE. SRK undertook a laboratory audit of the mine laboratory during previous site inspections and has previously visited the SGS sample preparation and fire assay facilities in Medellin and found it to be clean, organized, with the correct equipment and procedures in place to ensure quality is maintained.

Infill drilling, along with the on-going validation work of the historical database, and surveying of the underground mine workings has resulted in an increase in the Mineral Resources at Segovia. It is SRK’s opinion that improvements have been made from previous models but that further improvements can still be made to the geological database (namely elevations).

There are zones in all three mines where the vein coding requires detailed review to improve the geological interpretation. SRK has highlighted any obvious misclassification of vein coding in the databases using a coding of “SRK_XXX_xyz”, which GCGS needs to review as a priority. Correction of the vein coding will enable an improved geological model which can aid exploration planning and identifying possible areas where parallel veins exist, which would provide additional feed material within the existing infrastructure. One recommendation is that the mine geology team of Segovia should have more involvement in the geological model construction and correction of issues, including the unification of the vein names and codes used for new zones.

One of the most significant issues encountered in the geological modelling during the December 2020 update has been the depletions at El Silencio. The geological team has advanced the current geological interpretation to account for a number of splays or sub-parallel structures. While the geological model has advanced in these areas, a large portion of the historical depletions remains 2D, and therefore required

SRK to interpret where depletion has taken place. SRK does not consider this to be best practice and efforts should be made during 2021 to generate a completed 3D model of the mine for El Silencio. Upon completion, the current geological model should be overlain to confirm any potential mis-allocations. Further to this in relation to the required improvements to data quality, SRK recommends the following:

◾	Creation of a 3D interpretation of all mining development and stoped areas

◾	Continued infill drilling using underground drill-rigs ahead of the planned mining faces to a minimum of 20 m by 20 m pattern

◾

SRK recommends that GCGS look towards the use of localized short-term planning models to improve the understanding of the short scale variation in grade and improve the potential to monitor the current estimates. These short-term models should include results from the infill underground drilling areas and adjustments to the high-grade domain boundaries

◾

In 2019, an area has been identified within El Silencio where the current mining is interpreted to have occurred within an un-named hanging wall vein. If correct, then potential exists for Veta Manto to remain undeveloped in the footwall. An exploration drilling (underground) program was designed in 2020 to test the footwall for possible Veta Manto mineralization, which confirmed in places the presence of the vein. SRK considers further follow-up work is needed in the areas. Additionally, in the areas where there have been significant changes between 2019 and 2020, it is recommended that testwork be completed to identify any potential additional material in the hanging wall and footwall, which were removed as a result of changes made in 2020.

SRK has reviewed the current exploration potential at Segovia which can be summarized as follows into two phases of work, namely (a) in and near mine drilling, and (b) brownfields exploration targeting extensions to other historical small scale mines in the license. These can be summarized as follows:

In and Near Mine Targets (approximately 40,000 m)

◾

Continuation of drilling at El Silencio at depth targeting high-grade shoots within VEM and NAL veins. Drilling during 2020 indicates that there are potentially two shoots with a portion of lower grades in between. These will require additional drilling where possible from the current fan drilling, or via a new mother hole.

◾	At Providencia, there is potential in two main areas:

–	On level 14, a new high-grade shoot was defined in 2020, which remains open down-dip and requires further drilling to defined Indicated Mineral Resources.

–

The eastern fault block which represents an uplift in the location of the vein due to faulting. Initial drilling has encouraging results in an area where the vein has previously been considered to feather out into more discontinuous structures, and warrants follow-up drilling. This area is currently not included in the Mineral Resource, so would represent new Mineral Resources, if verified with further drilling.

◾	At Sandra K, a number of potential areas exist to increase the current Mineral Resources and potentially add additional material to future mine plans, including:

–

Verification channel samplings and drilling down-drip of the historical PAT and JUL veins represents a near mine target of Inferred mineral resources. These veins are known to extend to depth based on the 2019 drilling programs, and the grades in the upper mines are higher than the average grades at Sandra K. If the dip extension of the existing mines is targeted, this could provide additional resources.

–	Down-dip, step-out, and infill drilling of the Veta Techo vein [SKT] along the regional trends of the high-grade shoots.

Brownfields Targets – (approximately 21,000 m)

◾

SRK has recommended generation of a regional geological model, which has been completed by GCGS. The regional model is a combination of the existing mine data, plus other historical records from other known veins/mining areas within the RPP license. This work will form the basis for more accurate exploration planning in the future, and GCGS has set aside budget to undertake target generation drilling in 2021, to increase the potential Mineral Resources.

◾	GCGS has identified 4 near mine targets and 7 distral mine targets

◾

Data capture has commenced on the Vera [VER] vein to the south east of the current Sandra K operation but has not been verified during 2020. Continuation of the verification process including underground channel sampling, and diamond drilling down-dip of known mineralization is recommended.

◾	The Cristales and San Nicolas areas north of El Silencio and Sandra K respectively also show potential from data capture of the historical mine channel dataset.

Additional data capture not currently considered for Mineral Resources exists north at the Cristales vein to the north of the El Silencio mine, and the San Nicolas veins to the north Sandra K. GCGS have a planned program within these areas as detailed in a press release on February 23, 2021, which states “The 2021 brownfield exploration program at Segovia comprises a multi-phase fieldwork program for each of the high-priority exploration targets, namely: Vera (ongoing), Cristales, Marmajito and San Nicolas. Planned exploration work includes Unmanned Aerial System (UAV) magnetic and radiometric surveys, underground and surface mapping, and possibly induced polarization (IP) surveying. A total of approximately 21,000 m of exploration and step-out drilling has been planned, of which 6,300 m will be drilled at Vera (additional to the current program), 8,400 m at Cristales, 4,200 m at Marmajito and 2,100 m at San Nicolas. The total budget for these programs is approximately US$4 million. SRK considers this action to be reasonable but will review the current planned program for further detail.

Mineral Reserve Estimate

Mineral Reserves stated here for the Segovia operations include four distinct areas named Providencia, El Silencio, Sandra K, and Carla. There are other mines in the vicinity, owned by GCGS, however there are no Indicated resources stated outside of these four areas at this time. There are also other mines in the vicinity owned by others. The general dip of the orebodies in all four areas is 30° to 40°. The veins are narrow and range from several centimeters (cm) to over 1 m. All four areas are currently being mined.

The mines are currently accessed using an apique hoisting system which approximately follows the dip of the orebody. The mining method currently in use is predominantly a room and pillar method, although some areas of Providencia are mined using cut and fill methods. In the cut and fill areas, ramps are developed in waste and an attack ramp system is used to access various levels of the orebody. In room and pillar areas, access is via on-ore openings/apiques.

A 3D design has been created representing the planned reserve mining areas. The underground mine design process resulted in underground mining reserves of 2.2 million tonnes (Mt) with an average grade of 8.96 g/t gold (Au) diluted. The Mineral Reserve statement, as of December 31, 2020, for GCGS Segovia is presented in Table 1.2. Mineral Reserves were classified using the 2014 CIM Definition standards.

Table 1.2: Gran Colombia Segovia Mineral Reserves Estimate as of December 31, 2020

Segovia Mineral Reserves		Cut-off [1]: 3.11 - 3.86 g/t
Category	Area	Tonnes	Au Grade (g/t)	Oz (in situ)
	Providencia	186,606	13.86	83,126
Proven	Carla	-	-	-
	Sandra K	-	-	-
	El Silencio	-	-	-
Subtotal Proven		186,606	13.86	83,126
	Providencia	176,070	10.40	58,859
	Carla	87,811	6.29	17,755
Probable	Sandra K	273,021	9.05	79,395
	El Silencio	1,472,175	8.32	393,602
Subtotal Probable		2,009,076	8.51	549,611
Total	Proven + Probable	2,195,682	8.96	632,737

Source: SRK

Note:

[1]

Ore reserves are reported using a gold cut-off grade (CoG) ranging from 3.11 to 3.86 g/t depending on mining area and mining method. The CoG calculation assumes a $1,600/oz Au price, 90.5% metallurgical recovery, smelting and refining charges, $24/t G&A costs, $24/t processing cost, and mining costs ranging from $85 to $110/t. Note. that costs/prices used here may be somewhat different than those in the final economic model. This is due to the need to make assumptions early on for mine planning prior to finalizing other items and using long term forecasts for the life of mine plan.

●	Mining dilution is applied to a minimum mining height and to estimate overbreak (values differ by area/mining method) using a zero grade.

●

All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding. Mineral Reserves have been stated on the basis of a mine design, mine plan, and economic model. Mineral Resources are reported inclusive of the Mineral Reserve.

●	There are potential survey unknowns in some of the mining areas and lower extractions have been used to account for these unknowns.

●	The Mineral Reserves were estimated by Fernando Rodrigues, BS Mining, MBA, MMSAQP #01405, MAusIMM #304726 of SRK, a Qualified Person.

Mining Methods

Geotechnical

SRK reviewed and validated the geotechnical data collected by the Segovia Geotechnical team and all laboratory tests conducted since 2017. Based on current mine stability performance, data quality and quantity, SRK considers that the geotechnical field investigation and data collected is consistent with international standards for a PFS mining project level. More investigations, such as stress induced measurements and additional laboratory tests need to be incorporated into the PFS geotechnical model to move forward to a feasibility study (FS).

SRK considers that pillar recoveries proposed in the mining plan are achievable. Pillar recovery is among the complex operation in underground mining and can place workers at risk if not performed correctly. The appropriate ground support needs to be implemented as described in this report. The implementation is a key component in the mine plan success. Although the Segovia geotechnical team has demonstrated good pillar recovery practices, it is important to continue reviewing and updating the existing short term mine plan.

It is important for Segovia implement a monitoring system to identify any excessive pillar deformation that could produce room instability. SRK recommends performing first pass mining and additional pillar recovery using timber pillars to achieve the overall extraction ratio indicated in this report. The current Segovia recovery plan has been reviewed by SRK and the pillar recovery plan proposed by GCGS is acceptable.

Groundwater

The mining areas are in the hydrogeological regional area of Magdalena Cauca. Most of this region is comprised of igneous and metamorphic rocks with limited groundwater storage capacity and hydraulic conductivity. The fractured rocks within the Antioquia Department may host local aquifers (IDEAM, 2013). Saprolite and bedrock are the two major hydrogeological units in the mine area. The saprolite is a low conductivity unit draped on the top of the bedrock as a surficial layer and has a thickness from 5 to 45 m. The bedrock is formed primarily by the Segovia Batholith and dikes, covering almost all of the mine levels. Because the mines have been in operation for a significant amount of time, it is likely that a large cone of drawdown exists around each of the mines, and the combined drawdown seems to dominate the mining district. There is a high density of fractures and cracks in this unit, an assumed consequence of the long-term mine activity. The presence of deep aquifers cannot be ignored due to the lack of piezometric and hydrological field data.

Dewatering System

Dewatering systems are in operation at the Sandra K, Providencia and El Silencio mines, recording an average pumping rate of 464, 1,068 and 1,007 gallons per minute (gpm) respectively during 2016 and 2017 and an average of 526, 1,342 and 930 gpm respectively during 2018. There are not yet completed records for 2019 and 2020, however, the measured dewatering rates are consistent with the historical data. This dewatering system fits the needs for the current operations in each mine. More details are needed to evaluate the system’s response to in rush flow events. Future mine plans are up to 100 m deeper than the current mining levels, and this will increase the groundwater inflow into the mine as well as the lift head. The mine dewatering system will need to accommodate future development. The design should consider potential inrush flow from deep aquifers, and/or high-pressure water in the fracture/fault systems. Such a design will need to be based on drilling and hydraulic testing to estimate static heads and the potential for large inrush events from faults or fracture sets.

Mine Design

To determine minable areas, the grades in the block models were diluted to include a minimum mining height and expected overbreak dilution. The diluted grades above cut-off, based on mining method, were then displayed on the screen and polygons were drawn around minable panel areas. This was done for each individual vein (as some veins are stacked on top of each other).

Once mining areas were identified, the geologic vein triangulations were cut to the polygons giving a 3D shape showing the mining area (without dilution). Tonnages and grades for each of the shapes was then reported based on the diluted tonnages and grades in the block model.

Existing apique systems are used/extended in most areas, with new apique systems added as necessary. New raises to surface are also included for ventilation and egress where necessary. The production and development schedules were completed using Vulcan Gantt software. Figure 6.1 shows planned production by area.

Figure	6.1: Segovia Mine Production by Area

The mines utilize jacklegs for a large part of the underground mining. Where possible, jumbos are used for cut and fill areas and for all development. The existing diesel operated mobile equipment includes jumbos, trucks, and load haul dumps (LHD) along with support equipment. GCGS has a large for diesel repairs on Level 19. At Providencia there is a diesel shop on level 12. In addition, all mines have underground workshops to repair jacklegs, number of track and air powered overshot muckers and jackleg style drills that are used for general production as well as air and electric slushers. The El Silencio mine has a mechanical workshop

Recovery Methods

GCGS processes ore from the Providencia, El Silencio, Sandra K and Carla mines at its 1,500 t/d Maria Dama process plant which includes crushing, grinding, gravity concentration, gold flotation, cyanidation of the flotation concentrate, Merrill-Crowe zinc precipitation and refining of both the zinc precipitate and gravity concentrate to produce a final gold/silver doré product. SRK makes the following conclusions regarding GCGS’ processing facilities:

◾	Plant production for the period 2018 - 2020 increased from 369,836 t of ore at an average gold grade of 16.92 g/t Au in 2018 to 468,587 t at an average gold grade of 13.63 g/t Au during 2020.

◾	Overall gold recovery has been consistent and has ranged from 95.2 to 95.9% over the period 2018 - 2020.

◾	During the period 2018 - 2020 annual gold production ranged from 192,953 to 214,036 oz.

◾	Silver recovery is not monitored but is a relatively minor contributor to overall project economics.

◾	Process plant cash operating costs were reported at US$24.42/t during 2019 and US$25.34/t during 2020.

Project Infrastructure

The infrastructure for Segovia is installed and fully functional. Additional work is ongoing to improve the power system and underground mine infrastructure. All major facilities are in place and have been in use for a number of years. Continued focus on the tailings storage and associated equipment (filters) will be important.

Tailings Management Area

The El Chocho tailings storage facility (TSF) has been designed as a dry stack TSF for filtered tailings. The tailings production rate is currently around 1,500 tonnes per day (t/d) and will increase to approximately 1,800 t/d with a total estimated volume of current tailings storage at 0.5 Mt and future storage of 2.3 Mt to meet the life-of-mine (LoM) requirements.

The current operation consists of a single filter plant with a solitary plate and frame filter press and three dehydration cells capable of treating the full tailings load of 1,500 t/d of dry solids. The original emergency pond used to store tailings when the filter plant is down for maintenance has been backfilled with filtered tailings. Instead, the mine uses geotubes to filter the tailings solids during filter press down times. A second filter press is planned for construction in the third quarter of 2021 with the goal of eliminating down time for maintenance and reaching a maximum filtering rate of 1,800 t/d.

The current TSF consists of existing Phases 1B, 1A and 1C. Future Phase 2A is currently under construction downstream of Phase 1C. Phase 1B was the first tailings storage area built and was designed to accept slurry tailings. It was constructed as an earth fill embankment with a clay core and upstream chimney drain to prevent the development of excess pore water pressures in the embankment. The upper portion of Phase 1B is currently undergoing the final stages of reclamation and will be converted into a recreational field for the community. The lower portion of Phase 1B has an internal rockfill berm dividing the storage area which acts as a filter to decant water to the current operating pool used to recirculate water to and from the filter press.

Phase 1A was designed as interim containment measure while Phase 1C was being constructed. The Phase 1A geotube embankment was designed by Maccafferi and was constructed by stacking Geotubes filled with tailings slurry to form an embankment approximately 15 m high. Filtered tailings are currently being placed and compacted between the Phase 1B and Phase 1A embankments with additional geotubes being utilized as described above when the filter is down for maintenance.

Phase 1C and future Phase 2A were designed by Wood. Phase 1C was constructed as a 15 m high rockfill starter embankment with a 0.5 m clay liner, stormwater diversion channels, underdrains and contact water collection pond. The starter embankment is constructed downstream of the existing Phase 1A Geotube embankment. The future Phase 2A embankment will be constructed downstream of Phase 1C and is designed with a 12 m high starter embankment with the same design elements as Phase 1C.

Filtered tailings are transported from the filter press by haul trucks and spread with a tracked dozer and compacted with a vibratory smooth drum compactor to a specified lift thickness and minimum relative density. The outer 40 m of each tailings lift is compacted to a higher relative density to reduce erosion and improve stability of the placed tailings.

Environmental Studies and Permitting

PMA Approval: The site Environmental Management Plan (“Plan de Manejo Ambiental” or “PMA”) was accepted by the Regional Environmental Authority (Corantioquia) on February 22, 2019; however, GCGS appealed several of the terms and conditions of the resolution, which led to the issuance of Resolution 160ZF-RES1911-6813 on November 25, 2019, accepting several of the arguments and approving the final PMA. Throughout the application and multiple renewal processes, a number of environmental studies have been completed to satisfy Corantioquia, some of which are detailed in Section 20 of this report.

Changes to Groundwater Regime: The previous PMA application (2012; unapproved) highlighted a lack of information regarding the groundwater regime in the operating mines and suggested that changes to the groundwater levels through dewatering activities of the mines may lead to geotechnical instabilities and increase the potential for subsidence from the underground workings. This is considered to be a significant risk to the Project, given the location of residential buildings at Segovia above the workings. The recently approved PMA (2019) includes requirements to complete a conceptual hydrogeological model and a numerical model of the mining area to predict and manage changes to the hydrogeological setting. GCGS initiated the hydrogeological investigation in 2019, but data collection was ultimately delayed due to the COVID-19 pandemic. The requisite numerical modeling effort will commence upon completion of the data collection activities. Preliminary results from the conceptual hydrogeological model are discussed elsewhere in this report.

Health and Safety of Contract Miners: GCGS employs groups of contract miners to extract high grade run-of-mine (RoM) mill feed from the operating mines. Although each mining group is required to meet contractual health, safety and environmental standards set by GCGS, historically there has not been sufficient auditing of compliance with these standards. Significant health and safety risks may be associated with uncontrolled (uncontracted and unauthorized) mining of support pillars (outside of the direct control of the company), which may potentially lead to ground collapse and loss of life.

The company has a group of experts in Industrial Safety that audits and verifies compliance with the action plans. The audits evaluate the legal compliance in industrial safety and the implementation of an industrial safety management system. The inspections of the company’s industrial safety experts focus on:

◾	Ventilation

◾	Rock support

◾	Access to the mine

◾	Legal compliance

El Chocho Tailings Storage Facility Area: The El Chocho TSF is fully permitted and operational. Floatation tailings from the Maria Dama process plant are pumped directly to the TSF for filtration and dry stacking. A smaller secondary stream of cyanide tailings is first detoxified using H2O2 and FeSO4, then pumped to one of several settling/holding ponds for temporary storage. The detoxified and dewatered tailings from the settling ponds will eventually by treated through a polymetallic plant (a.k.a., cleaning plant) to remove lead and zinc before being transferred to the El Chocho TSF. Construction of the ‘cleaning plant’ was delayed during the COVID-19 pandemic but should be operational mid-2021.

Geochemistry

Geochemical testing indicates that ore and tailings produce ARDML (acid rock drainage and metal leaching). The current filter press tailings test acid-neutralizing, but cyanide destructed tailings produce ARDML. The limited static and kinetic testing conducted on underground mine rock are inconclusive with regards to the ARDML properties of country rock surrounding veins, and additional work is needed. Water quality data for groundwater discharges in the underground mine workings show isolated occurrences of acidic water with elevated metals. The rock and water quality data sets demonstrate the potential for generation of ARDML, but the data are limited and exemplify the need for expanding the data collection program to improve the state of geochemical characterization.

Closure Water Treatment

Closure scenarios may involve some form of water collection and water treatment. It is assumed that the Sandra K and Providencia mines will fill with water and outflow, requiring treatment for approximately five years before stabilizing. Thus, detailed geochemical characterization is needed to more accurately understand the potential for mining wastes to generate poor quality contact water that might persist into closure and post closure. SRK (2014) observed that the largest uncertainty regarding closure costs is the potential need for long-term water treatment from the mine workings after closure. A requirement for long-term post-closure water treatment would add significant cost to the closure estimates presented in this report.

Capital and Operating Costs

The Segovia Project is a currently operating underground mine, the estimate of capital includes only sustaining capital to maintain the equipment and all supporting infrastructure necessary to continue operations until the end of the projected production schedule.

The capital cost estimates developed for this study include the costs associated with engineering, procurement, acquisition, construction, and commissioning. The cost estimate is based on budgetary estimates prepared by Segovia and reviewed by SRK. All estimates are prepared from first principles based on site specific recent actuals. The budget and estimates indicate that the Project requires sustaining capital of US$139.4 million (M) throughout the LoM based on the current production schedule/reserves. Table 1.3 summarizes the sustaining capital estimate.

Table 1.2: Segovia Sustaining Capital Cost Estimate Summary

Description	LoM (US$000’s)
Development	35,045
Exploration	23,221
Providencia	4,022
El Silencio	15,030
Sandra K	4,577
Carla	2,331
Mine Planning	1,642
Small Miners	81
Maria Dama Plant	10,413
Assay Lab	778
Maintenance	3,693
Civil	152
Logistics	115
Environment	11,110
Health and Safety	3,304
Security	1,045
IT	1,088
Administration	2,056
HR	208
Mine Closure	10,852
TSF Closure	3,091
Carry Over (2020 Projects)	5,535
Total Capital	139,386

Source: GCGS/SRK, 2021

The operating cost is based on budgetary estimates from GCGS, reviewed by SRK, and were modeled as entirely variable costs.

SRK and GCGS prepared the estimate of operating costs for the reserves production schedule. These costs were subdivided into the following operating expenditure categories:

◾	Mining

◾	Processing

◾	Site G&A

The resulting LoM cost estimate is presented in Table 1.4.

Table 1.4: Segovia Operating Costs Summary

Description	LoM (US$000’s)	LoM (US$/t-Ore)	LoM (US$/oz-Au)
Mining	299,919	136.59	523.76
Process	69,577	31.69	121.50
G&A	49,668	22.62	86.74
Total Operating	419,164	190.90	732.00

Source: GCGS/SRK, 2021

The costs presented above include costs associated with both an owner mining operations and third-party operations that take place within the Mineral Reserve areas.

The estimated cash cost, including direct and indirect production costs, is US$796/Au-oz, while All-in Sustaining Costs (AISC), including sustaining capital, is US$1,031/Au-oz. Table 1.5 presents the make-up of the Segovia cash costs.

Table 1.5: Segovia Cash Costs(1)

Cash Costs	$000’s
Direct Cash Cost
Mining Cost	299,919
Process Cost	69,577
Site G&A Cost	49,668
Smelting & Refining Charges	4,581
Direct Cash Costs	423,745
$/t-ore	192.99
$/Au-oz	740.00
Indirect Cash Cost
Royalties	32,250
Indirect Cash Costs	32,250
$/t-ore	14.69
$/ Au-oz	56.32
Total Direct + Indirects Cash Costs	455,995
$/t-ore	207.68
$/ Au-oz	796.32
Sustaining Capital Cash Cost (US$/ Au-oz)	234.19
All-In Sustaining Cash Costs (US$/ Au-oz)	1,030.51

Source: SRK, 2021

Note:

(1)

SRK’s standard cash cost reporting methodology for NI 43-101 reports includes smelting/refining costs; whereas GCGS’ basis of reporting treats these costs as a reduction of realized gold price (the refinery discounts the selling price by a factor to cover these charges) and excludes them from its reported “total cash cost per ounce”.

Figure 1.2 presents the breakdown of the estimated all-in sustaining cash costs associated with the Mineral Reserves. Direct cash costs are the clear majority of the AISC cash cost, while the sustaining capital is a distant second.

Figure 1.2: All-In Sustaining Cash Cost Breakdown

Figure 1.3 presents the breakdown of the estimated direct cash costs associated with the reserves. Mining costs represent the clear majority of the direct costs, followed by processing and general and administrative costs.

Figure 1.3: Direct Cash Cost

Economic Analysis

The valuation results of the Segovia Project indicate that the Project has an after-tax Net Present Value (NPV) of approximately US$209.5 M, based on a 5% discount rate. The operation is projected to only have negative annual cash within the closure periods. Revenue generation steadily decreases year over year, due to a decline of the gold grade. The annual free cash flow profile of the Project is presented in Figure 1.4.

Figure 1.4: Segovia After-Tax Free Cash Flow, Capital and Metal Production

Indicative economic results are presented in Table 1.6. The Project is a gold operation, with gold representing 100% of the total projected revenue. The underground mining cost is the heaviest burden on the operation, followed by the sustaining capital as a distant second.

Table 1.6: Segovia Indicative Economic Results

Description	Value	Units
Market Prices
Gold (US$/oz)	1,600	US$/oz
Estimate of Cash Flow (all values in $000’s)
Concentrate Net Return		$/oz-Au
Gold Sales	$916,204	$1,600.00
Total Revenue	$916,204	$1,600.00
Smelting and Refining Charges	($4,581)	($8.00)
Net Smelter Return	$911,623
Royalties	($32,250)	($56.32)
Net Revenue	$879,373
Operating Costs
Underground Mining	($299,919)	($523.76)
Process	($69,577)	($121.50)
G&A	($49,668)	($86.74)
Total Operating	($419,164)	($732.00)
Operating Margin (EBITDA)	$460,209
Expansion Capital	($5,285)
LoM Sustaining Capital	($134,102)
Working Capital	$3,692
Income Tax	($98,245)
After Tax Free Cash Flow	$226,269
NPV @: 5%	$209,480

Source: SRK, 2021

Silver was not included in the analysis, as it is not included in the resources nor the reserves. It should be noted, however, that past production indicates the production of silver in the doré and its revenue could represent an addition of about 1% to 2% to the revenue presented above.

Table 1.7 shows annual production and revenue forecasts for the life of the Project. All production forecasts, material grades, plant recoveries and other productivity measures were developed by SRK and GCGS.

Table 1.7: Segovia LoM Annual Production and Revenues

Period	RoM (kt)	Plant Feed (kt)	Doré. (koz)	Free Cash Flow (US$000’s)	Discounted Cash Flow (US$000’s)
2021	529.90	529.90	202.97	87,254	85,056
2022	554.18	554.18	156.92	67,307	62,739
2023	393.12	393.12	84.62	33,605	30,012
2024	252.64	252.64	48.04	17,138	14,495
2025	233.83	233.83	41.51	15,874	12,768
2026	185.34	185.34	30.03	11,017	8,500
2027	46.68	46.68	8.54	(18)	(2)
2028	0.00	0.00	0.00	(5,656)	(3,931)
2029	0.00	0.00	0.00	(235)	(155)
Total	2,195.68	2,195.68	572.63	226,285	209,480

Source: SRK, 2021

The Mineral Reserves disclosed herein are sufficient to feed the Maria Dama plant for approximately 6.6 years of operation.

6.3    Toroparu Project

Toroparu Technical Report

The following is a summary overview of the Toroparu Project as set out in the Toroparu Technical Report dated February 4, 2021, prepared by Nordmin, which is incorporate by reference into this Annual Information Form. The Toroparu Technical Report summary reproduced below includes defined terms and usages that are different from or may conflict with those used elsewhere in this Annual Information Form, or that are not contained in this Annual information Form but can be found in the complete Toroparu Technical Report, which may be accessed through the Company’s website and on its profile on SEDAR at www.sedar.com. Please note that information contained in the summary below is as of the date indicated in the summary and may have changed materially since that time, as explained elsewhere in this Annual Information Form and the Company’s other public disclosure.

Nordmin Engineering Ltd. (Nordmin) was retained by GCM Mining Corp. (GCM Mining or the Company) to prepare a Canadian National Instrument 43-101 (NI 43-101) Technical Report (Technical Report) and Preliminary Economic Assessment (PEA) for the Toroparu Gold Project (the Project). The Project is comprised of the Toroparu Deposit and the Sona Hill Deposit. It is situated in the Upper Puruni River Region of western Guyana, South America.

This Technical Report supports the disclosure of Mineral Resources for the Project in the Company news release of December 1, 2021, entitled “GCM Mining Announces Updated Mineral Resource Estimate and Positive Preliminary Economic Assessment for Its Toroparu Project in Guyana“. All measurement units used in this Technical Report are metric unless otherwise noted. Currency is expressed in United States dollars (US$). The Technical Report uses Canadian English.

Mineral Resources are reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (May 2014; the 2014 CIM Definition Standards) and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019; 2019 CIM Best Practice Guidelines).

Geological Setting, Mineralization and Deposit Types

The Guiana Shield, the northern half of the Amazonian Craton, underlies the eastern part of Venezuela, Guyana, Suriname, French Guyana, and parts of northern Brazil. It is also among the least documented of Precambrian terranes due to thick weathering profiles, tropical vegetation, and tertiary sands (Voicu, Bardoux, & Stevenson, 2001). This region is bound in the north by the Atlantic Ocean and the south by the Amazon-Solimoes basin. There are two undisputed terranes in the Guiana Shield, the Imataca Complex in northwestern Venezuela and the Trans-Amazonian granitoid-greenstone belts in the easternmost extension in Amapá, Brazil. The Toroparu Deposit is located close to and between two major lineaments; the WNW oriented Puruni fault zone, to the southwest, and the NNW striking Wynamu fault, likely affecting the southeast portion of the deposit. Within such a regional structural pattern the mineralized zones of the Toroparu Deposit can be interpreted as east-west oriented, west plunging, dilational zones within an WNW oriented, oblique sinistral strike-slip fault zone. More structural evidence is needed to fully support this interpretation of higher-grade E-W lenses within the overall WNW oriented orebody.

The Toroparu Deposit mineralization is oriented in a west-northwest direction with cross-cutting east-west mineralized structures. The system corresponds to a 2.7 km long and 200 m to 40 m wide body and extends to over 400 m in depth. The mineralized body occurs along the northwestern boundary of a tonalitic to quartz dioritic intrusion within a series of mafic volcanics with a thick, gradational layer of saprolite material. Saprolite results from deep tropical weathering, resulting in the larger part of the original rock mineralogy being replaced by clays. Quartz veins and veinlet networks survive quite well in saprolite and contain occasional free gold grains. Sulphides tend to be completely leached and removed, leaving relic voids, and/or oxidized spots. The Toroparu Deposit sits in a topographic low and is near the Puruni and Wynamu rivers. This has resulted in the upper part of the lateritic profile being eroded. Bedrock substratum is overlain by a thin, 1 m residual soil layer, followed by a 10 m 35 m thick saprolite layer. Saprolite rock is the transitional zone between saprolite and fresh rock, creating a gradational contact several metres thick at the Toroparu Deposit.

Within the Toroparu Deposit mineralization is hosted by a paleoproterozoic greenschist facies metamorphic volcano-sedimentary (VS) sequence in contact with a tonalitic to quartz dioritic intrusives. Gold and copper mineralization appears to be largely controlled by a series of moderately developed, dilational brittle-ductile fracture veinlet stockworks. This dilational fracture veinlet stockwork forms a NW-SE trending mineralized corridor with two sets of cross-cutting higher-grade structures. Where these structures intersect, there is a large increase in the grade of both gold and copper. There is also either massive veining or vein breccias in these intersections. The main area of the Toroparu Deposit (the “Main Area”) contains the majority of known mineralization, which is still open at depth. The northwestern lens (the “Toroparu Deposit NW Area”) of the Main Area appears to have slightly lower concentrations of gold grades, but this could be due to a lack of drill density; mineralization here is also open along strike to the NW and at depth.

The Sona Hill Deposit differs from the Toroparu Deposit in the absence of potentially economic quantities of copper mineralization. Gold mineralization is hosted in sub horizontal, shallow dipping structures. It has two sets of identified cross-cutting high-grade gold structures. The Sona Hill saprolite is generally thicker, as the 25 m to 30 m of topographic hill results in a greater depth to the water table. Sap-rock and saprolite layers can reach up to 60 m thick in the Sona Hill Deposit.

Similar to the Main Area, and SE Area of the Toroparu Deposit, mineralization at the Sona Hill Deposit is mainly hosted within intrusive lithologies. These intrusives are petrographically described as porphyritic/micro-porphyritic ± equigranular granodiorite to quartz diorite. Metavolcanics are foliated andesitic volcaniclastics and intermediate to felsic flows. Quartz veining is typically white-crystalline quartz, and can be associated with feldspar, carbonate, tourmaline, sericite, and chlorite with minor sulphides (pyrite). Veins/veinlets are variable in size but generally range from 0.5 cm to 10 cm, density varies significantly. Alteration is quartz-sericite-carbonate-chlorite which is both pervasive throughout the deposit and present as vein halos.

The Toroparu and Sona Hill Deposits are a part of a single coherent structural system related to thrusting that carries hanging wall blocks eastward over footwall blocks. Mineralization here is hosted within the frontal part of the back-thrust zone.

Exploration and Drilling

Until the beginning of 2011, the Upper Puruni Concession package (1,000 km2) had remained unexplored. A systematic surface sampling and mapping approach was implemented starting in 2011, focused primarily on geological potential for gold and/or base metals. Targets were originally selected from interpretations of airborne geophysical data and satellite imagery. In areas where geochemical sampling yielded positive results, tighter grid spacing for ground geophysics was carried out.

Geochemical samples were taken from the soil layer, and if possible, the laterite layer, averaging 0.5 m to 0.3 m depth. This was done using a hand auger. The geochemical sampling resulted in identifying the Toroparu Deposit NW area, the Ameeba hills geochemical anomaly – which led to follow up diamond drill hole (DDH) drilling – a possible extension of the Toroparu Deposit.

A geochemical sampling program in 2012 extended to areas south and southeast of the Toroparu Deposit and added 3,251 samples. Sampling during this program confirmed three new anomalies, Sona Hill, Sona Hill South, and Majuba located south and southeast of the Toroparu Deposit.

Drilling has occurred at the Project from 2006 through to 2021, directed primarily at the Main and SE Areas of the Toroparu Deposit. At the end of 2021 over 14 years, a total of 215,154 m of resource definition drilling was completed in 528 holes. Since 2013 most of the exploration drilling throughout the Project has been directed toward the Toroparu and Sona Hill deposits and the Wynamu target area. Sona Hill was drilled from late 2015 to early 2018 with 181 diamond drill holes and 20,850 m of drilling: sufficient for resource estimation. Wynamu was drilled with 62 core holes for 6,432.6 m of drilling and further drilling is required to delineate a mineral resource.

The November 2021 Mineral Resource Estimate was prepared by Nordmin following a two-phase diamond drill program in 2020-2021 which comprised a total of 20,750 m in 114 drill holes. Previously the deposit was modelled as a large low-grade, high tonnage system. A new interpretation of the existing data identified cross-cutting high-grade structures throughout the deposit and the results of the new drilling confirmed the new resource model.

The quantity and the quality of lithological, collar, and downhole survey data collected in the various exploration programs by various operators are sufficient to support the Mineral Resource Estimate. The collected sampling is representative of gold, total copper, cyanide soluble copper, and silver data in the deposits, reflecting areas of higher, and lower grades. The analytical laboratories used for legacy and current assaying are well known in the industry, produce reliable data, are properly accredited, and are widely used within the industry.

Nordmin is not aware of any drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results. In Nordmin’s opinion the drilling, core handling, logging, and sampling procedures meet or exceed industry standards, and are adequate for the purpose of Mineral Resource Estimation.

Nordmin considers the Quality Assurance (QA)/Quality Control (QC) protocols in place for the Project to be acceptable and in line with standard industry practice. Based on the data validation and the results of the standard, blank, and duplicate analyses, Nordmin is of the opinion that the assay and specific gravity (SG) databases are of sufficient quality for Mineral Resource Estimation for the Project.

Mineral Processing and Metallurgical Testing

The Company completed multiple metallurgical testwork programs from 2009 through 2020 that have produced information regarding the physical properties of the various economic material grade mineralization in the Toroparu and Sona Hill Deposits and their response to comminution, gravity concentration, rougher and cleaner flotation, cyanide leaching and ancillary processes.

For the Toroparu Deposit, testwork indicates that both “Average Copper Ore” (ACO) and “Low Copper Ore” (LCO) benefit from gravity concentration in the flowsheet. (Note that the term “Ore” as used here is a naming convention dating back to the May 2013 Prefeasibility Study (PFS) to identify two different categories of mineral processing materials and is not meant to convey positive economic connotations.)

Flotation testwork conducted to determine the amenability of LCO to flotation shows that while Cu and Au recoveries from LCO are acceptable, the relative loss in Au recovery versus a cyanide leach was not sufficiently offset by an increase in Cu flotation recovery to warrant processing of LCO via flotation.

Flotation recoveries achieved from ACO were 83.6% Cu and 80.2% Au. These recoveries include gravity concentration, flotation, and cyanide leaching of flotation tailings.

Cyanide leach testwork conducted to determine the amenability of the ACO and LCO materials to leaching indicates that the preferred processing circuit for LCO is gravity + cyanide leach, and that cyanide leaching of ACO flotation cleaner tailings improves overall ACO Au recovery.

Cyanide leach recoveries achieved from LCO were 92% Au from gravity concentration and cyanide leaching of gravity tails.

Overall testwork shows flotation gold metallurgical recovery of 80% and cyanide leach gold metallurgical recovery of 92%. Further, testwork shows that the preferred processing circuit for LCO is a gravity + cyanide leach while that for ACO is gravity + flotation+ flotation tail leach.

In addition to the primary hardrock ACO/LCO materials, saprolitic cover material was also tested for amenability to gravity concentration, flotation, and cyanide leaching. Gravity and leach recovery testwork indicate that >90% Au recoveries were achieved. Flotation recoveries for the saprolite cleaner test was 80%. Recoveries achieved for 72-hour whole ore cyanide leaching was approximately 98% for both run of mine (RoM) saprolite fines and coarse saprolite ground to 80% passing (P80) of 129 micrometres (µm).

For the Sona Hill deposit, test results indicated that Au from the saprolite composite sample presents high extractions at between 94% and 98% from a flowsheet incorporating gravity+ leach. Au extraction from the Granodiorite Master Composite (GRDT-MC) sample was between 81% to 85% and from the Granodiorite with High Quartz Master Composite (GRDT-QZ) sample, Au was extracted between 74% to 85% using the same flowsheet as the SAP-MC sample. However, increasing the pH of the leach and employing a grind as fine as 53 µm has been found to increase the Sona Hill leach extractions into the high 80% and at times low 90% range for the GRDT-MC and GRDT-QZ composites. The presence of auriferous telluride minerals is believed to be the reason for this leach behaviour. In addition, the use of lead nitrate and pre-aeration assisted in both increased extractions and reduced sodium cyanide consumption.

While the Sona Hill resource does not include Ag as a payable metal, testwork has shown that Ag is present and recoverable in gravity concentration, flotation, and cyanide leaching.

Mineral Resource Estimate

The Mineral Resource Estimate for the Project conforms to industry best practices and is reported using the 2014 CIM Definition Standard for Mineral Resources and Mineral Reserves and 2019 CIM Best Practice Guidelines. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. This estimate of Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

The Mineral Resource Estimate was calculated from two main databases for the Project, one for the Toroparu Deposit and another for the Sona Hill Deposit. Both complete databases are comprised of a total of 709 diamond drill holes and three trenches consisting of 199,996 m. This includes:

●	Toroparu Deposit has 528 diamond drill holes consisting of 178,491 m and three trenches comprised of 655.3 m completed between 2006 and 2021, and

●	Sona Hill Deposit area has 181 diamond drill holes consisting of 20,850 m completed between 2012 and 2018.

The November 2021 Mineral Resource Estimate was prepared by Nordmin following a two-phase diamond drill program in 2020-2021 which comprised a total of 20,750 m in 114 drill holes. The new drill hole assays were reviewed and fully validated by Nordmin.

Nordmin, through an interactive process with the Company, undertook a full re-examination of the mineralogical, lithological, structural, and geochemical correlations influencing gold (Au) mineralization within the Project. The review concluded that:

●

The previous modelling of the mineralization utilizing a single implicit lower grade 0.2 g/t gold shell did not identify nor isolate the structurally controlled higher-grade domains that exist throughout the project area.

●	The previous interpretation was not representative of the deposit type nor the geological controls of mineralization that support both lower grade and higher-grade mineralized domains.

●

Each domain and corresponding sub domains required extensive modelling of the higher-grade structural domains, which control the higher-grade mineralization within the encapsulating lower grade mineralized domain.

The 2020 and 2021 20,750 m (114 hole) drill program further verified the location and structural relationship between the lower and higher-grade mineralization domains located within the previously defined disseminated lower grade mineralized halo along the 4 km Toroparu trend and for the Sona Hill Deposit. Nordmin incorporated the various geological, structural controls to support the various gold, copper, and silver mineralization styles, and their associated geochemistry. The block model utilized explicit modelling of mineralized structures present in the deposit areas to support the Mineral Resource Estimate. These models incorporate the geologic and structural controls of gold mineralization, the style of mineralization, and its associated geochemistry. The Toroparu Deposit consists of multiple geographical areas, including the Main, NW, and SE Areas. Each of these areas was separated into various domains. The Sona Hill Deposit used three main domains for the estimation process.

The intersection of the NW-SE and E-W structures creates zones of wider and higher-grade gold mineralization than in the structures themselves. These structural intersections occur over a consistent and repeatable pattern that enriches gold, silver, and copper mineralization throughout the deposits. The recognition of these patterns supports the combination of open pit and underground mining methods that form the basis of the Mineral Resource Estimate.

The Mineral Resource was classified in accordance with the 2014 CIM Definition Standards and 2019 CIM Best Practice Guidelines. Mineral Resource classifications or “categories” were assigned to regions of the block model based on the Qualified Persons (QPs) confidence and judgment related to geological understanding, continuity of mineralization in conjunction with data quality, spatial continuity based on variography, estimation pass, data density, and block model representativeness, specifically assay spacing and abundance, kriging variance, and search volume block estimation assignment.

For the Toroparu Deposit, the classification was initially applied from the estimation pass. Blocks populated in pass 1 were classified as Measured, blocks populated in pass 2 were classified as Indicated, and blocks populated in pass 3 were classified as Inferred. Subsequently, the block model was analyzed, and it was determined that classification adjustments were required depending on the drilling density required to support an underground or an open pit resource; blocks in the first, second, and third pass that display a relatively high kriging variance were downgraded to a lower classification. For the Sona Hill Deposit, classification was applied directly from the estimation pass. Blocks populated in pass 1 were classified as Measured, blocks populated in pass 2 were classified as Indicated, and blocks populated in pass 3 were classified as Inferred.

The Mineral Resource Estimate, which is summarized in Table 2-1 and Table 2-2. The updated Mineral Resource Estimate includes an open pit and a maiden underground resource estimate within the Toroparu Main & NW and SE Deposits along with the satellite deposits consisting of the Southeast zone (SE) and the Sona Hill satellite gold deposits.

Table 2-1: Mineral Resource Statement for the Toroparu Project

Deposit	Area	Resource Category	Type	Tonnes (‘000s)	Au (g/t)	Au oz (‘000s)	Cu (%)	Cu lb (‘000s)	Ag (g/t)	Ag oz (‘000s)

Toroparu	Main/NW	Measured	Open pit	98,070	1.21	3,809	0.110	238,112	1.19	3,743
		Indicated		62,531	1.56	3,133	0.100	137,557	0.91	1,828

Toroparu	SE	Measured	Open pit	5,121	1.16	190	0.043	4,826	n/a	n/a
		Indicated		2,403	1.14	88	0.052	2,763	n/a	n/a

Sona Hill	Sona Hill	Measured	Open pit	6,958	1.85	413	0.008	1,241	1.07	239
		Indicated		4,180	1.66	223	0.008	700	0.85	115

Toroparu	Main/NW	Measured	Underground	727	2.84	66	0.072	1,151	0.47	11
		Indicated		4,978	3.21	514	0.091	9,937	0.41	66

Total Measured				110,877	1.26	4,479	0.100	245,330	1.12	3,993

Total Indicated				74,092	1.66	3,958	0.092	150,957	0.84	2,009

Total Measured & Indicated				184,969	1.42	8,437	0.097	396,286	1.01	6,002

Toroparu	Main/NW	Inferred	Open Pit	4,018	1.58	204	0.080	7,118	0.66	85

Toroparu	SE	Inferred	Open Pit	9	1.67	1	0.040	8	n/a	n/a

Sona Hill	Sona Hill	Inferred	Open Pit	1,365	1.28	56	0.006	179	0.54	24

Toroparu	Main/NW/SE	Inferred	Underground	8,403	3.53	953	0.091	16,884	0.25	68

Total Inferred				13,796	2.74	1,213	0.08	24,189	0.40	177

Table 2-2: Mineral Resource Estimate Summary

	Tonnes (‘000s)	Au (g/t)	Au oz (‘000s)	Cu (%)	Cu lb (‘000s)	Ag (g/t)	Ag oz (‘000s)

Open Pit

Measured and Indicated	179,264	1.36	7,857	0.097	385,198	1.03	5,924

Inferred	5,393	1.50	260	0.061	7,305	0.63	109

Underground

Measured and Indicated	5,705	3.16	580	0.088	11,088	0.42	77

Inferred	8,403	3.53	953	0.091	16,884	0.25	68

Total

Measured and Indicated	184,969	1.42	8,437	0.097	396,286	1.01	6,002

Inferred	13,796	2.74	1,213	0.080	24,189	0.40	177

Mineral Resource Estimate Notes

1.

Combined Open Pit and Underground Mineral Resources were prepared in accordance with NI 43-101 and the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2019). Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. This estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.	Underground and Open Pit Mineral Resources are based on a gold price of $1,630/oz. This gold price is the three-year tailing average as of September 30, 2021.

3.

Open Pit Mineral Resources comprise the material contained within various Lerchs-Grossmann pit shells at various revenue factors. These revenue factors are as follows: Main/Southeast/NW Zone @ 0.75 revenue factor and Sona Hill @ 1.00 revenue factor. The gold cut-off applied to Open Pit Mineral Resources within the selected pit shells was 0.40 g/t.

4.	Underground Mineral Resources comprise all material found within Mineable Shape Optimizer (MSO) wireframes generated at a cut-off of 1.8 g/t gold including material below cut-off.

5.	Silver values are not reported for the SE Open Pit Ag contained metal values reported will not equal A tonnes X grade conversion calculation.

6.	Assays were variably capped on a wireframe-by-wireframe basis.

7.	Specific Gravity was applied using weighted averages to each individual lithology type.

8.	Mineral Resource effective date November 1, 2021.

9.	All figures are rounded to reflect the relative accuracy of the estimates and totals may not add correctly.

10.	Excludes unclassified mineralization located within mined out areas.

11.	Reported from within a mineralization envelope accounting for mineral continuity.

Areas of uncertainty that may materially impact the Mineral Resource Estimate include:

•	Changes to long term metal price assumptions.

•	Changes to the input values for mining, processing, and General & Administrative (G&A) costs to constrain the estimate.

•	Changes to local interpretations of mineralization geometry and continuity of mineralized zones.

•	Changes to the density values applied to the mineralized zones.

•	Changes to metallurgical recovery assumptions.

•	Changes in assumptions of marketability of the final product.

•	Variations in geotechnical, hydrogeological, and mining assumptions.

•	Changes to assumptions with an existing agreement or new agreements.

•	Changes to environmental, permitting, and social license assumptions.

•	Logistics of securing and moving adequate services, labour, and supplies could be affected by epidemics, pandemics, and other public health crises, including COVID-19, or similar such viruses.

Mining Methods

Mineral Resources within the PEA Mine Plan

The estimate of mineral resources within the PEA mine plan is effective as of December 1, 2021 and is presented in Table 2-3. The PEA models an open pit and an underground mine with mineral resources within the PEA mine plan containing 6.156 Moz of Au, 3.993 Moz of Ag and 240.2 Mlb of Cu (109.0 kt).

Measured, Indicated and Inferred resources were used for conversion to mineral resources within the PEA mine plan for the open pit and underground designs. The open pit mineral resources within the PEA mine plan are contained within the Toroparu and NW Pits (Toroparu Pit), Sona Hill Pit and SE Pit and are associated with 558 Mt of waste and a LoM stripping ratio of 5.99:1. The underground mineral resources within the PEA mine plan are contained below the Toroparu Pit.

The mineral resources within the PEA mine plan are valid at the time of estimation and include cut-off grade (CoG) assumptions made before the final PEA cash flow model was completed. SRK and Nordmin confirmed the overall project economics are favorable at the approximate four-year moving average Au price of US$1,500/oz Au, an average Ag price of US$20/oz Ag, and an average Cu price of US$3.13/lb Cu.

Table 2-3: Mineral Resources within the PEA Mine Plan

MINERAL RESOURCES WITHIN THE PEA MINE PLAN
Area	Resource Category	Tonnes (‘000s)	Au g/t	Ag g/t	Cu %	Contained Au Toz (‘000s)	Contained Ag Toz (‘000s)	Contained Cu Tonnes (‘000s)

All Open Pits	Measured	60,117	1.41	1.36	0.11	2,728	2,633	64.6
	Indicated	31,407	1.74	1.12	0.09	1,756	1,126	29.8
	Measured & Indicated	91,525	1.53	1.28	0.10	4,499	3,769	94.5
	Inferred	1,593	1.62	0.89	0.07	83	45	1.1
	All Open Pits Subtotal	93,118	1.53	1.27	0.10	4,567	3,804	95.5

Underground	Measured	839	2.73	0.63	0.07	74	17	0.6
	Indicated	5,899	3.24	0.49	0.11	614	92	6.2
	Measured & Indicated	6,738	3.17	0.51	0.10	687	110	6.8
	Inferred	7,447	3.77	0.33	0.09	902	80	6.6
	Underground Subtotal	14,185	3.48	0.41	0.09	1,589	189	13.4

All Open Pits & Underground	Measured	60,956	1.43	1.35	0.11	2,802	2,650	65.3
	Indicated	37,306	1.98	1.02	0.10	2,369	1,219	36.0
	Measured & Indicated	98,262	1.64	1.23	0.10	5,187	3,878	101.3
	Inferred	9,040	3.39	0.43	0.09	985	125	7.7
	Grand Total	107,302	1.78	1.16	0.10	6,156	3,993	109.0

Source: SRK, 2021 & Nordmin, 2021

Open pit mineral resources within the PEA mine plan notes

●	Open Pit mineral resources within the PEA mine plan:

o

The open pit mineral resources within the PEA mine plan are based on a block by block net smelter return calculation based on an Au price of US$1,500/oz, Ag price of US$20.00/oz and Cu price of US$3.13/lb. The PEA cash flow base case used an Au price of US$1,500/oz., Ag price of US$20.20/oz and Cu price of US$3.13/lb;

o	The open pit mineral resources within the PEA mine plan assume complete mine recovery;

o

The open pit mineral resources within the PEA mine plan are diluted at approximately 15-30% (further to dilution inherent in the resource model and assumes selective mining unit of 5 m x 5 m x 5 m for Main and NW Pits and 2.5 m x 2.5 m x 5m for Sona Hill and SE pits);

o	Contained in situ gold ounces do not include metallurgical ACO recoveries of 83.6% Cu and 80.2% Au and gold LCO recoveries of 92.2%;

o	Waste tonnes within the open pit is 558 Mt at a strip ratio of 5.99:1 (waste to ore);

o	Costs assumptions are: Mining Costs = US$2.30/t moved, Processing/Tailings Costs = US$15.50/t processed, G&A Costs = $5.95/t processed;

o	An open pit CoG of 0.5 g/t-Au saprolite and 0.5 g/t-Au fresh rock was applied to open pit resources constrained by the ultimate pit design; and

o

The open pit mineral resources within the PEA mine plan for the Project was calculated by Fernando P. Rodrigues, BSc, MBA MMSAQP #01405QP of SRK Consulting, Inc. in accordance with the Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and generally accepted Canadian Institute of Mining, Metallurgical and Petroleum “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines (“CIM Guidelines”).

●	Underground mineral resources within the PEA mine plan:

o

The underground mineral resources within the PEA mine plan were prepared by B. Wissent, BEng of Nordmin Engineering Ltd., in accordance with NI 43-101 and the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2019). Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. This estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues;

o

The underground mineral resources within the PEA mine plan are based on selected MSO wireframes generated at Au cut-off of 2.0 g/t based on an Au price of US$1,500/oz. A small amount of the underground mineral resources within the PEA mine plan is based on material from development with a marginal Au diluted cut-off of 1.25 g/t. The PEA cash flow base case used an Au price of US$1,500/oz., Ag price of US$20.20/oz and Cu price of US$3.13/lb;

o	The underground mineral resources within the PEA mine plan assumes mining recovery at approximately 80-92.5% for longhole open stoping (LHOS) and 100% for development;

o	The underground mineral resources within the PEA mine plan are diluted at approximately 12% for LHOS and 5% for development; and

o

Costs assumptions are: Mining Costs = US$36.00/t processed, Processing/Tailings Costs = US$15.50/t processed, G&A Costs = US$6.00/t processed, Operating Cost Marginal Allowance (10%) = US$5.80/t processed.

●	The mineral resources within the PEA mine plan tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding;

●	“g/t” = gram per metric tonne, “Toz” = troy ounces; and

●	The mineral resources within the PEA mine plan effective date: December 1, 2021.

Open Pit Mining

A conventional truck-shovel method was considered for the open pit portion of the Toroparu Deposit, as shown in Figure 2-1 and Figure 2-2. The open pit analysis results in several distinct open pits coalescing into the NW and Main Toroparu Pits over time. The Sona Hill and Southeast Zone (SE) will be developed in a similar fashion beginning in year 3 and 6 respectively. The final dimensions of the NW Pit are approximately 990 m long x 690 m wide x 360 m deep. The dimensions of the Main Pit are approximately 1,300 m long x 750 m wide x 470 m deep. The open pit LoM plan proposes to mine approximately 93 Mt at a cut-off grade of 0.5 g/t Au and 558 Mt of waste rock material. The average stripping ratio for the open pit operations is 6:1 over the LoM. Each pit is currently planned to be developed with 29 phases each. Compacted saprolitic waste material will be used to construct haul roads, facility pads and flood control berms, levies, and other structures.

Figure 2-1: Open pits, waste dumps and site infrastructure, plan view

Waste Dump Area
Process Plant Area
Road To Tailings Storage Facility
Legend
Hauls Roads / Access Roads
Site Infrastructure
Open Pits
Waste Dump Areas
NW Pit
Main Pit
ROM Area
Camp Location
Water Reservoir
Airstrip
SE Pit
Waste Dump Area
Waste Dump Area
Sona Hill Pit
0 500 1000 1500 2000
Metres
824,000E
825,000E
826,000E
827,000E
828,000E
829,000E
830,000E
831,000E
717,000N
716,000N
715,000N
714,000N
713,000N
712,000N
711,000N

Figure 2-2: Open pits, long section view (looking Northeast)

NW Pit
Main Pit
SE Pit
Sona Hill Pit
Underground Mine
400EL
200EL
0EL
-200EL
-400EL
-600EL
-800EL
0 200 400 600 800 1000
Metres
Looking Due Northeast
~3km To Sona Hill

Underground Mining

Underground development will commence at the beginning of the ninth year of open pit operation and targets 3,500 tpd, ramping up to full production over an approximately two-year period. The ramp-up allows for the main ramp system development at the 250 m elevation down from the surface portal in the NW Pit and to connect to both fresh air and return air raises, providing ventilation and secondary egress for the mine. Underground production is scheduled based on approximately 3,500 tpd mill feed and 750 tpd average waste, excavated using a fleet of 15 and 10 tonne load-haul-dump loaders, hauled with 45 tonne trucks using the ramps to portals entrances and rehandled using the surface fleet. Production is expected to commence in the central area between the Main and NW Pits from 360 Level (approximately 360 m elevation below surface) and continues for the first 2 years in a bottom-up sequence. It is anticipated that mining next transitions to production from lower mining areas below and around Main and NW Pits for approximately the final 10 years of the LoM. Figure 2-3 shows the LoM underground design.

The underground mineralization was evaluated using Datamine’s MSO tool to create the mineable inventory. The mining cut-off for the MSO underground inventory was generated based on a 2.0 g/t gold cut-off grade (insitu), which approximately equates to a 1.6 g/t gold mill feed grade. A 1.25 g/t incremental mill feed cut-off grade was selected to apply to development. Stopes were created on 30 m level spacing and a maximum of 15 m length, with an average mineralized width of approximately 7 m. Stopes are mined via longitudinal retreat and are accessed by overcut and undercut stope access drifts which extend from the level haulages. The LoM underground mill feed is approximately 14.18 Mt at an average gold grade of 3.48 g/t, and 3.49 Mt of waste.

This PEA is preliminary in nature. In addition to the Measured and Indicated Resources, the mine plan presented in this section includes Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that this PEA will be realized.

Figure 2-3: Underground long section view (looking northeast)

Recovery Methods

The concentrator is designed to process 14,000 tonnes per day (tpd) of mineralized material (nominal) during its peak operation. The processing plant will be constructed in two phases. The first phase consists of the initial 5 years of the Project where the plant will receive LCO and saprolitic material to recover Au at a nominal throughput of 7,000 tpd. During the second phase, the plant will be expanded with the addition of a 7,000 tpd Cu flotation circuit and the associated equipment to process ACO and produce a Cu concentrate. The overall plant capacity will double in size to 14,000 tpd with the addition of the flotation circuit.

Phase 1 processes 7,000 tpd of LCO and saprolite material through crushing and grinding, carbon in leach (CIL) circuit and adsorption, desorption and recovery (ADR) to produce Au doré. This phase continues through the LoM. Sona Hill material will also be processed during this period.

In Phase 2, ACO will be processed at 7,000 tpd of ACO through flotation with cyanide leaching of the rougher scavenger concentrate and cleaner flotation tailings via a CIL circuit. Based on metallurgical testwork recovery by flotation, a Cu concentrate with grade of approximately 21% Cu is expected to be produced.

Gravity concentration with intense cyanidation will be performed on a portion of the underflow from the grinding cyclones in the Gold Plant and similarly in the Flotation Plant once it comes on line.

Project Infrastructure

The Project is a greenfield gold project that will have supporting infrastructure both on and off site. Existing facilities on site including an exploration camp, airstrip, and site roads.

On Site Infrastructure

The on site facilities will include a security entrance, site access roads, mine haul roads, open pit mine and waste rock storage areas, processing plant, laboratory and associated shops and offices, fuel storage and delivery facility, fuel oil generating facility, explosives storage facility, camp, administrative buildings, emergency treatment facility, shops, warehouses, an airstrip, and laydown yards. The on site project facilities will be supported by services and utilities.

The utilities and services will include potable water systems, water supply system, and firewater system. An on site landfill will be utilized. The site will include a sewage collection, treatment, and disposal system. Additionally, a full communications system including radio, satellite, and a regional mobile telephone tower and system will be constructed. A fibre optic network will be installed throughout the site.

Site Water Management Facilities

The purpose of site water management structures (WMS) include:

Manage the Wynamu River and protect mine facilities for events up to the 100-year 24-hour storm;

•	Develop a wetland within the Wynamu River Drainage (“Wetland”) to retain all site water for de-sedimentation prior to release to the environment via the Puruni River;

•	Divert non-contact water to the Wetland;

•	Collect contact water in ditches and convey it to the Wetland; and

•	Release water from the Wetland to the Puruni River.

The WMS include mine haul roads acting as WMS structures, contact and non-contact diversion ditches, the Wetland and culverts regulating the flow and impoundment of site water for sedimentation.

Tailings Storage Facility

The TSF, located on the northeast side of the mine property, will be organized and operated in the area encompassing Module 1 and Module 3 (developed by KCB (2014)). The TSF has been designed for a storage capacity of 107 Mt within an impoundment with a final nominal capacity of 156 Mt of slurry tailings.

Tailings will be confined by site topography and constructed saddle dams, with the typical section being compacted saprolite shells with a chimney drain to relieve the head from the pond in the centre of the final dam and conduct seepage through finger drains downstream.

Water balance estimates indicate excess water volumes (mainly due to precipitation) during operations of the tailings modules. Water management includes the use of diversion channels and discharge of excess water volumes to the environment through operating spillways designed for the Probable Maximum Flood (PMF).

Off Site Infrastructure

The off site facilities will include port access and access to the Project by road. The port facilities are located near Itaballi at a location on the south bank of the Cuyuni River approximately 2 miles upstream of the confluence with the Mazaruni River known as Pine Tree.

Project Logistics

During construction and mine operations, transportation of equipment, materials, and supplies will be delivered by barge and truck from Georgetown Harbor to a newly constructed port/wharf at Pine Tree and overland to the Project, and by air from Ogle International Airport in Georgetown.

Logistical infrastructure includes docking and transshipment facilities at third party ports in Georgetown, docking/unloading facilities for barges at the Pine Tree Port facility near Itiballi, overland access from Pine Tree to the Toroparu South Junction on the Itiballi-Puruni Landing-Papishao public road, then private road from the Toroparu South Junction to the Project site.

Environmental Studies, Permitting and Social Impact

The Property is located within the Mazaruni Mining District, one of six mining districts in Guyana. This mining district is located within Region 7 of Guyana, the Cuyuni–Mazaruni Region, one of ten administrative regions within the Country of Guyana.

The Property is held and operated through ETK Inc. (ETK), the Company’s wholly owned subsidiary.

ETK holds the mineral properties in the Upper Puruni Area. They are comprised of seven Small Scale claims, 65 Prospecting Permits Medium Scale (PPMS), 25 Mining Permits (MP) and two contiguous Prospecting Licenses (PL) that collectively cover an area of 105,802 acres or 42,816.55 ha.

Environmental Studies

The initial environmental baseline studies were conducted in 2007, 2008 and 2010. The results were summarized, and the impacts were interpreted as part of the Environmental Impact Assessment (EIA) submittal (ETK, 2012). Subsequent environmental studies included geochemical characterization. Baseline data on the physical environment and biodiversity were recorded and observed over an initial baseline period of May 2007 to May 2008 and supplemented with additional information collected in June – July of 2010. An initial baseline study was done for the Sona Hill area in 2018. Addendums to these baseline investigations will be necessary for the expansion areas of the proposed PEA mine plan, including, but not necessarily limited to the Sona Hill Pit and waste rock dump areas. It is not anticipated at this time that these areas will differ materially from those areas already studied. Summaries of the existing baseline data programs are included in Section 20, and include:

•	Surficial Soils;

•	Climate;

•	Air Quality;

•	Surface Water;

•	Groundwater;

•	Archaeological Resources;

•	Flora; and

•	Fauna (Terrestrial, Avifauna, Herpetofauna, and Special Interest Species).

Geochemical characterization studies were conducted by Klohn Crippen Berger (KCB) from 2011 to 2013 on the dominant bedrock lithologies representing waste rock and low-grade economic material, and metallurgical tailings representing the three main economic material types. Results of the solid-phase elemental analysis indicated that the lithologies included high concentrations of silver, arsenic, cobalt, chromium, copper, nickel, molybdenum, sulphur, and selenium in comparison to average crustal abundance of high-calcium granite. There was a wide variation between the different lithologic units. The paste pH results indicated that the major lithologies are alkaline with the exception of the saprolite and the Transition Zone samples. The saprolite samples were slightly acidic to neutral while the transition zone samples were neutral to alkaline. These results indicate that no acidity was released from any of the samples except from the saprolite samples. The alkaline results indicate effective carbonate buffering. The net acid generation (NAG) pH results confirmed the not-potentially acid generating (NPAG) acid rock drainage (ARD) risk of waste rock and low-grade economic material samples. Humidity cell testing (HCT) was recommended to be completed to further assess metal leaching of waste rock, low-grade economic material and open pit walls under alkaline conditions. The tailings samples were classified as NPAG based on the sulphide-sulphur values and are, therefore, considered to have negligible risk of ARD (KCB, 2013).

Although additional studies are recommended to further develop mining waste management strategies and characterize the PEA-proposed expansion areas, there do not appear to be any known environmental issues that could materially impact the Company’s ability to extract the mineral resources at the site. Preliminary mitigation strategies have been developed to reduce environmental impacts to meet regulatory requirements and the specifications of the environmental permit.

The overall environmental management objective of the Project is to use best available techniques (BATs), best management practices (BMPs) and modern, proven technology to operate a gold and copper mine, process plant, and supporting infrastructure consistent with the social, economic and environmental requirements of the Government of Guyana and, to the extent that they represent recognized international

BMPs and World Bank/IFC/Equator Principles policies and guidelines. The Company will establish and maintain a documented, comprehensive Environmental and Social Management System (ESMS) over the construction, operation and closure phases of the Project.

Project Permitting

The Mining Act of 1989 governs the establishment of a mine and appoints the Guyana Geology and Mines Commission (GGMC) as the state agency with responsibility for mining in Guyana. In addition to the Mining Act; the Amerindian Act, the Environmental Protection Act, and the Occupational Health and Safety Act also set out conditions relevant to the development of a mine.

For large scale operations, the operator is required to apply for a mining license. The process for the application of a mining license requires that the applicant submit a technical and economic feasibility study, processing and mine plans, and an EIA. A mining license is valid for 20 years, or for the life of the mine if it is shorter and can be renewed at the end of the first 20 years, if needed. A mining license is only granted after all the prerequisite conditions have been met. The license holder must pay an annual rental fee for each acre within the mining permit. The rate for a mining permit is set out by the GGMC and updated periodically. In some cases, a performance reclamation bond may be required.

The applicable permit or license requirements, and the status of any permit applications, are presented in Section 20.

The Project received environmental permits for gold and copper mining and processing in 2012 based on an original permit application dated May 2, 2008, and the approved EIA (ETK, 2012). The permit was issued to ETK. The permit included design, operational and reporting compliance items.

ETK submitted an amendment to its Environmental Management Plan in October of 2021 to include the processing of silver from the deposits and adding the Southeast Area of the Main Toroparu Deposit and the Sona Hill Deposit to the permitted operations under the Environmental Authorization. EPA accepted the revised Environmental Plan on November 22, 2021.

Social and Community

The socio-economic and socio-cultural baseline was compiled based on literature review and on field surveys conducted in communities considered to be within the Project area of influence. The study details and interpretation were presented in the EIA (ETK, 2012).

Mine Closure

The license holder is responsible for mine closure and reclamation. In addition to the EIA and permit closure discussions, KCB completed the Toroparu Project Conceptual Mine Reclamation and Closure Plan in 2017. IFC and other international standards, regulations and baseline information was considered for the closure plan, to achieve the following objectives:

•	Prevent, reduce or mitigate the long term adverse environmental and social effects associated with the Project;

•	Reduce the need for long term monitoring and maintenance by designing for closure using current available proven technologies and instituting progressive reclamation;

•	Provide mine landscapes that are in a geotechnically and geochemically stable and safe condition;

•	Provide for the return of all affected ecosystems to healthy and sustainable functioning; and

•	Provide for long term monitoring and maintenance affected by the Project.

Performance standards to measure closure success (assumed to be achieved within 20-years post-closure) are as follows:

•	Physical stability (static) to a factor of safety of 1.5 for remaining facilities;

•	Biological stability on 70% of site areas intended for revegetation;

•	Chemical stability of mine wastes to prevent water degradation and impacts to humans or wildlife; and

•	Water quality similar to or improved when compared to background pre-mining baseline data.

The PEA anticipates cessation of milling and processing in Year 24, with a closure cost expenditure occurring entirely in Year 25. The base allowance for closure costs presented in the Technical Economic Model is US$22,216,000 with an allowance for a 30% contingency making the total closure cost estimate for the Project to be US$28,881,000. Nordmin did not prepare this estimate, nor were the calculations provided for Nordmin’s review. However, the estimate is consistent with the reclamation cost estimate attached to the most recent closure plan (KCB, 2017), and is in keeping with other gold mining operations of similar size.

No post-performance or reclamation bond was specified in the approved EIA issued by the Guyana EPA; however, a detailed closure plan is required two years prior to scheduled closure and the plan will be subject to agency approval. A bond may be specified and required as part of the modification process for the proposed PEA operation and amended EIA.

Capex and Opex Costs

The total estimated initial cost to design and construct the Project identified in this report is US$355 million. Approximately US$41 million of this estimate is related to pre-stripping costs and the remainder of US$314 million is directly related to the installation of the Project site facilities and purchasing of equipment.

Initial capital will support the installation of a leaching circuit that will produce doré bars bearing gold and silver and will operate at a feed rate of 7,000 tpd, this circuit will support the operation for the first five years.

In years four and five expansion capital will be used to install a flotation circuit that will operate at a feed rate of 7,000 tpd, bringing the total project feed rate to 14,000 tpd, and will produce a copper concentrate bearing copper, gold and silver. This circuit will begin operating in year 6 and its cost is estimated at US$281 million (including expansion of the mine fleet, processing circuit, infrastructure, power and associated indirect and owner’s costs). The free cash flow from the Project is estimated to self-finance this expansion.

This PEA’s capital cost estimates consider the precious metal purchase agreement (PMPA) with Wheaton Precious Metals Corp. (Wheaton) for the purchase of 10% of the gold produced over the LoM at US$400 per payable ounce; and 50% of the silver produced over the LoM at US$3.90 per payable ounce. The acquisition cost of this precious metal production stream of US$138 million and is entirely included as a payment towards the initial capital. This acquisition cost is used to reduce the Project’s capital requirements in the economic model and are identified in this report as PMPA Installments.

Sustaining capital is estimated at US$662 million for the LoM and will support equipment maintenance and replacement, incremental capacity increases, water management structures and tailings storage facility expansions, infrastructure maintenance and associated indirect and owner’s costs.

The aggregate capital estimate is considered to be within a ±40% weighted average accuracy of actual costs. Base pricing will be in Q4 2021 US dollars, with no allowances for inflation or escalation beyond that time.

The contingency cost is based on the following factors of specific direct cost areas:

•	Leaching Process Circuit: 28.60%

•	Flotation Process Circuit: 26.23%

•	Off site Infrastructure: 5.00%

•	On site Infrastructure: 10.00%

•	Water Management and Treatment: 15.00%

•	Tailings Storage Facility: 15.00%

•	Buildings and Ancillary Equipment: 20.00%

•	Closure: 30.00%

The total contingency represents roughly 17% of the direct cost estimates from the initial and expansion capital. The contingency is included to account for unanticipated costs within the scope of the estimate. The percentage allowances were individually assessed based on the accuracy of the quantity measurement, type and scope of work, and price information for the capital cost estimate.

The estimate is based on first principles estimates based on vendor quotations and cost databases from similar projects. It does not reflect discounts for negotiated prices, bulk purchasing, or used equipment purchases where appropriate, any of which could lead to reductions in actual capital costs relative to the prices used in the capital estimate.

A summary overview of the estimate by area is presented in Table 2-4.

Table 2-4: Summary of Capital Costs by Area

PEA Capital Cost Estimates (US$M)	Scope	Initial Capital (Pre-Prod) (US$M)	Expansion (US$M)		Sustaining Capital (US$M)		LoM Capital (US$M)

Mine (Open Pit & Underground)	SRK/Nordmin	24	69		601		695

Process Plant	Metifex	95	103		-		198

Water and Tailings Management	KCB	17	-		29		45

Infrastructure	GCM Mining	64	-		6		69

Power Supply	GCM Mining	3	-		-		3

Owner’s	GCM Mining	23	21		22		66

Indirect Costs	GCM Mining	52	61		-		113

Risk and Contingency	GCM Mining	36	27		4		67

Subtotal Capital Expenditures		314	281		662		1,258

Capitalized Rock Pre-Stripping	SRK	41	-		-		41

PMPA Installments	GCM Mining	(138)	-		-		(138)

Net Financing Required		217	281	*	662	*	1,161

Source: SRK/Nordmin/Metifex/KCB/GCM Mining, 2021. * Free Cash Flow is sufficient to finance

Capital costs exclude:

•	Escalation;
•	Taxes (Value Added Tax [VAT]); and
•	Import Duties.

Imported equipment, materials, and operating supplies are not subject to taxes (VAT), import or other duties as per the Mineral Agreement with the government of Guyana.

The operating cost estimates have been assembled by area and component, based upon estimated staffing levels, consumables, and expenditures according to the mine and process design. LoM operating costs are shown in Table 2-5, and annual operating costs in Table 2-6 (rounded to nearest US$1,000,000).

Table 2-5: Operating Cost LoM

Area	Expenses (US$M)	US$/t Mined	US$/t-Mill

Mine	1,841	2.65	17.16

Processing	1,558	n/a	14.52

G&A	360	n/a	3.36

Total Operating	3,758	n/a	35.03

Source: SRK, 2021.

Table 2-6: Annual Operating Cost, US$ x 1,000,000

Period	Ore Milled (Mt)	Mining (US$M)	Processing (US$M)	G&A (US$M)	Total (US$M)	US$/t milled

-3	-	-	-	-	-	-

-2	-	-	-	-	0	-

-1	-	-	-	-	0	-

1	2.18	(42)	(35)	(14)	(91)	(41.99)

2	2.56	(43)	(39)	(14)	(96)	(37.45)

3	2.56	(42)	(38)	(15)	(95)	(37.19)

4	2.56	(45)	(39)	(15)	(99)	(38.67)

5	2.56	(44)	(40)	(15)	(99)	(38.79)

6	4.73	(41)	(69)	(16)	(126)	(26.71)

7	5.11	(45)	(74)	(17)	(135)	(26.50)

8	5.11	(54)	(74)	(17)	(144)	(28.17)

9	5.12	(55)	(74)	(17)	(145)	(28.28)

10	5.11	(56)	(73)	(17)	(146)	(28.63)

11	5.11	(96)	(73)	(17)	(186)	(36.36)

12	5.11	(116)	(73)	(16)	(205)	(40.18)

13	5.12	(114)	(74)	(16)	(204)	(39.75)

14	5.11	(120)	(73)	(16)	(209)	(40.97)

15	5.11	(119)	(73)	(14)	(207)	(40.46)

16	5.11	(115)	(73)	(14)	(202)	(39.63)

17	5.12	(117)	(73)	(14)	(205)	(40.00)

18	5.11	(113)	(73)	(14)	(201)	(39.28)

19	5.11	(112)	(73)	(14)	(199)	(39.04)

20	5.11	(108)	(73)	(14)	(195)	(38.19)

21	5.12	(110)	(73)	(14)	(197)	(38.44)

22	5.11	(85)	(74)	(13)	(173)	(33.86)

23	5.11	(39)	(74)	(13)	(125)	(24.56)

24	3.25	(9)	(50)	(14)	(72)	(22.25)

25	-	-	-	-	0	-

Total	107.30	(1,841)	(1,558)	(360)	(3,758)	(35.03)

Source: SRK, 2021

Economic Analysis

Project evaluation resulting economics present an after-tax net present value of US$794 million, at 5% discount rate, and an internal rate of return of 46.08%. Table 2-7 presents further details of the economic evaluation.

Table 2-7: Project Evaluation Economic Results

Description	Value US$000’s

Metal Prices

Au – Sold to Market (US$/oz)	$1,500

Au – Sold to WPM (US$/oz)	$400.00

Ag – Sold to Market (US$/oz)	$20.22

Ag – Sold to WPM (US$/oz)	$3.90

Copper	$3.13

Estimate Of Cash Flow (All Values in US$000’s)

Gross Income

Payable Au (Doré+Concentrate)	$7,516,386

Payable Ag (Doré+Concentrate)	$30,413

Payable Copper (US$/lb)	$441,660

Gross Income	$7,988,460

Treatment Charges	($18,634)

Refining Charges	($18,019)

Predicted Penalties	($1,553)

Freight Insurance Cost	($63,508)

Gross Revenue	$7,886,746

Guyana Au Royalty	($595,750)

Guyana Ag Royalty	($2,018)

Guyana Cu Royalty	($6,185)

One Time Royalty to Surface Owner	($20,000)

Net Revenue	$7,262,794

Operating Costs

Mining Cost	($1,840,872)

Processing Cost	($1,557,511)

Site G&A Cost	($360,096)

Total Operating	($3,758,479)

/t ore	($35.03)

Description	Value US$000’s

Cash Cost (/Au oz)	($695)

Operating Margin (EBITDA)	$3,504,315

Initial Capital	($354,760)

Sustaining Capital	($943,811)

PMPA Installments	$138,000

Income Tax	($649,572)

Free Cash Flow	$1,694,172

After-Tax IRR	46.08%

After-Tax Present Value 5%	$794,034

After-Tax Present Value 8%	$535,423

After-Tax Present Value 10%	$420,676

Source: SRK, 2021

The base case payback period is estimated at 1.15 years. Figure 2-4 presents the cumulative free and discounted cash flow profile.

Figure 2-4: Cumulative free and discounted cash flow

The economic modelling resulted in a LoM cash cost of US$916/Au oz, as presented in Table 2-8.

Table 2-8: Project LoM Cash Cost

PEA Cash Cost Estimates	LoM Average ($/oz. Payable Gold	)

Mining Cost (open pit & underground)	$340

Processing Cost	$288

Site G&A Cost	$67

Freight & Insurance Cost	$12

Treatment Charges	$3

Refining Charges	$3

Predicted Penalties	$0

By-Product Credit	($87)

Royalties	$115

Cash Cost	$742

Sustaining Capital	$175

All-in sustaining cash cost (AISC)	$916

Source: SRK, 2021

Table 2-9 shows annual production and cash flow forecasts for the life of the Project.

Table 2-9: Project LoM Cash Cost

Years	Mined Resource (kt)	Leaching Feed (kt)	Flotation Feed (kt)	Payable Au Produced (kozs)	Payable Ag Produced (kozs)	Payable Cu Produced (klbs)	Free Cash US$000’s	Discounted Cash US$000’s

-3	-	-	-	-	-	-	(3,474)	(3,474)

-2	-	-	-	-	-	-	(78,164)	(74,442)

-1	2,214	-	-	-	-	-	(135,122)	(122,559)

1	4,212	2,178	-	280	70	-	198,092	171,120

2	3,373	2,555	-	228	57	-	125,650	103,373

3	4,684	2,555	-	204	104	-	116,407	91,208

4	3,796	2,555	-	207	63	-	51,782	38,641

5	4,757	2,562	-	189	24	-	(47,837)	(33,997)

6	4,036	2,555	2,172	171	152	8,012	80,820	54,702

7	4,300	2,555	2,555	165	212	9,628	77,413	49,901

8	4,066	2,555	2,555	160	136	7,695	47,569	29,203

9	5,080	2,562	2,562	213	163	8,670	41,343	24,172

10	5,480	2,555	2,555	203	179	9,696	25,152	14,006

11	4,369	2,555	2,555	198	97	10,521	19,362	10,268

12	3,812	2,555	2,555	225	77	7,576	15,170	7,662

13	7,199	2,562	2,562	290	155	11,680	123,543	59,427

14	3,065	2,555	2,555	248	124	6,604	94,551	43,315

15	3,541	2,555	2,555	245	74	4,357	78,162	34,102

16	3,787	2,555	2,555	214	83	6,597	42,581	17,693

17	3,111	2,562	2,562	232	58	6,907	40,122	15,878

18	4,942	2,555	2,555	340	91	5,749	175,891	66,292

19	7,227	2,555	2,555	352	124	7,336	130,818	46,956

20	7,763	2,555	2,555	275	140	7,265	127,168	43,472

21	5,832	2,562	2,562	300	115	7,523	137,772	44,854

22	3,767	2,555	2,555	203	98	9,321	80,626	25,000

23	2,523	2,555	2,555	173	56	4,404	88,178	26,039

24	368	1,899	1,346	92	72	1,754	26,155	7,356

25	-	-	-	-	-	-	14,442	3,868

26	-	-	-	-	-	-	-	-

Total	107,302	60,322	46,981	5,407	2,522	141,295	1,694,172	794,034

Source: SRK, 2021

Interpretations and Conclusions

The results of the PEA affirm the Project’s technical and financial merits using base case and sensitivity metal price assumptions and the inputs in some areas from advanced historical studies completed by the Company that were at PFS or FS levels.

The Company believes there is further potential to significantly expand the Mineral Resource and the mineral resources within the PEA mine. Under the assumptions presented in this Technical Report, and based on the available data, the Mineral Resources meet 2014 CIM Definition Standards, the 2019 CIM Best Practice Guidelines and show reasonable prospects of eventual economic extraction.

Recommendations

The recommendations are focused on the completion of a PFS technical report that is predicated on additional infill drilling to increase the confidence of the resource, carry out further metallurgical test work, and various mine planning, processing related trade-off studies.

Table 2-10 tabulates the PFS recommendations which are anticipated to require a budget of US$7,826,500.

Table 2-10: Recommended PFS Budget

Item	Units	Unit Cost	Cost (US$)
10,000-metre infill drilling expansion drilling (used for metallurgy, geotechnical, etc.)	15,000	$200	$3,000,000
Underground Reserve development			$200,000
TSF and WMS Geotechnical Investigations			$240,000
Metallurgical and Comminution Testwork			$575,000
Mine Design Updates			$600,000
PFS Level Economic Assessment & Technical Report 43-101 (PFS)			$600,000
General support and administration costs, legal fees, professional fees, staff, fixed costs, etc.		40%	$1,900,000
Contingency (10%)		10%	$711,500
Total			$7,826,500

ITEM 7. DIVIDENDS AND DISTRIBUTIONS

On August 13, 2020, GCM announced that its Board approved the initiation of the Company’s quarterly dividend program of $0.015 per Common Share and on November 11, 2020, the Company announced that its Board had approved a monthly dividend of $0.015 per Common Share. Except as otherwise disclosed herein or pursuant to the 2021 Unsecured Notes, the TSX’s policies and the BCBCA, there are no restrictions on the Company that would prevent it from paying a dividend or distribution. However, the Company does not currently have a dividend or distribution policy in place.

ITEM 8. DESCRIPTION OF CAPITAL STRUCTURE

8.1    Authorized Share Capital

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value. As at March 31, 2022, there were 97,900,187 Common Shares issued and outstanding as fully paid and non-assessable, and no Preferred Shares of the Company issued or outstanding.

The following is a summary of the material provisions attaching to the Common Shares, Preferred Shares, 2024 Warrants, 2023 Unlisted Warrants Series A, 2023 Unlisted Warrants Series B and 2021 Unsecured Notes.

8.2    Common Shares

The holders of Common Shares are entitled to receive notice of and to attend all meetings of the Shareholders of the Company and to one vote per Common Share held at meetings of the Shareholders. Subject to the rights of the holders of Preferred Shares, the holders of Common Shares are entitled to dividends if, as and when declared by the Board, and upon liquidation, dissolution or winding-up, to share equally in such assets of the Company as are distributable to the holders of Common Shares.

8.3    Preferred Shares

Preferred Shares may be issued in one or more series and, with respect to the payment of dividends and the distribution of assets in the event that the Company is liquidated, dissolved or wound-up, rank prior to the Common Shares. Preferred Shares of each series rank on parity with the Preferred Shares of every other series. The Board has the authority to issue Preferred Shares in series and determine the price, number, designation, rights, privileges, restrictions and conditions, including dividend rights, redemption rights, conversion rights and voting rights, of each series without any further vote or action by shareholders. The holders of Preferred Shares do not have pre-emptive rights to subscribe for any issue of securities of the Company. Currently, the Company has no issued and outstanding Preferred Shares or plans to issue any such shares.

8.4    Warrants

The following table describes the outstanding Warrants of the Company as at March 31, 2022:

Name	Number of Warrants Outstanding and Exercisable	Number of Underlying Common Shares	Exercise Price	Expiry Date
2024 Warrants(1)	10,159,055	10,159,055	$2.21	April 30, 2024
2023 Unlisted Warrants Series A(3)	3,260,870	3,260,870	$5.40	November 5, 2023
2023 Unlisted Warrants Series B(2)	7,142,857	7,142,857	$6.50	February 6, 2023

Notes:

(1) The 2024 Warrants were issued pursuant to the 2024 Warrant Indenture in connection with the 2018 Note Offering.

(2) The 2023 Unlisted Warrant Series B were issued in connection with 2020 Offering.

(3) The 2023 Unlisted Warrants Series B were issued in connection with the 2019 Offering.

8.4.1    2024 Warrants

The 2024 Warrants were issued in connection with the 2018 Note Offering pursuant to the 2024 Warrant Indenture and rank pari passu, whatever may be the actual dates of issue of the certificates representing the warrants. The 2024 Warrants are subject to, and the 2024 Warrant certificates contain provisions for, adjustment to the exercise price and the number of Common Shares issuable upon the exercise of the warrants, including the amount and kind of securities or other property issuable upon exercise, upon the occurrence of certain stated events, including any subdivision or consolidation of the Common Shares, certain distributions of the Common Shares or securities exchangeable for or convertible into Common Shares, certain offerings of rights, options or warrants and certain capital reorganizations. The adjustments provided for in the 2024 Warrant certificates are cumulative and shall be made successively whenever an event that triggers such adjustments occurs, subject to certain conditions.

8.4.2    2023 Unlisted Warrants Series B

The 2023 Unlisted Warrants Series B were issued in connection with the 2020 Offering pursuant and rank pari passu, whatever may be the actual dates of the issue of the certificates representing the warrants. The 2023 Unlisted Warrants Series B are subject to, and the 2023 Unlisted Warrant Series B certificates contain provisions for, adjustment to the exercise price and the number of Common Shares issuable upon the exercise of the warrants, including the amount and kind of securities or other property issuable upon exercise, upon the occurrence of certain stated events, including any subdivision or consolidation of the Common Shares, certain distributions of the Common Shares or securities exchangeable for or convertible into Common Shares, certain offerings of rights, options or warrants and certain capital reorganizations. The adjustments provided for in the 2023 Unlisted Warrant Series B certificates are cumulative and shall be made successively whenever an event that triggers such adjustments occurs, subject to certain conditions.

8.4.3    2023 Unlisted Warrants Series A

The 2023 Unlisted Warrants Series A were issued in connection with the 2019 Offering and rank pari passu, whatever may be the actual dates of issue of the certificates representing the warrants. The 2023 Unlisted Warrants Series A are subject to, and the 2023 Unlisted Warrant Series A certificates contain provisions for, adjustment to the exercise price and the number of Common Shares issuable upon the exercise of the warrants, including the amount and kind of securities or other property issuable upon exercise, upon the occurrence of certain stated events, including any subdivision or consolidation of the Common Shares, certain distributions of the Common Shares or securities exchangeable for or convertible into Common Shares, certain offerings of rights, options or warrants and certain capital reorganizations. The adjustments provided for in the 2023 Unlisted Warrant Series A certificates are cumulative and shall be made successively whenever an event that triggers such adjustments occurs, subject to certain conditions.

8.4.4    2021 Unsecured Notes

As at March 31, 2022, there was US$300 million principal amount of 2021 Unsecured Notes outstanding.

8.4.5    Ratings

On August 4, 2021, the Company announced that the 2021 Unsecured Notes had been assigned a rating of “B+” with a stable outlook by Fitch Ratings and a rating of “B+” with a stable outlook by S&P Global Ratings.

A “B” rating by Fitch Ratings indicates that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment. Fitch Ratings noted several key ratings drivers including (i) a significant risk reduction over the past two years in preparation for the development of the Toroparu Project; (ii) solid free cash flow; (iii) low net leverage cash position; (iv) single-asset risk; (v) competitive cost structure; and (vi) the Toroparu Project. Additional information with respect to this rating may be found at www.fitchratings.com.

In 2020, the Company paid a rating fee of US$55,000 for the coverage period from September 2020 to September 2021. In 2021, the Company paid a rating fee of US$60,000 for the coverage period from September 2021 to September 2022. Over the last two years, the Company has also reimbursed Fitch Ratings for out-of-pockets expenses totaling US$nil.

A “B” rating by S&P Global Ratings indicates that the Company is more vulnerable to adverse business, financial and economic conditions but currently has the capacity to meet financial commitments. S&P Global Ratings noted several key ratings drivers including (i) the Company’s limited scale and narrow diversification in terms of output and assets; (ii) high EBITDA margins in Colombia, coupled with the expansion into Guyana will increase production and cash flows considerably over the upcoming years; (iii) S&P’s calculation that the Company’s adjusted leverage will most likely remain about 2.0x for the next two years, while liquidity should continue to have limited headroom. Additional information with respect to this rating may be found at www.spglobal.com.

In 2021, the Company paid a rating fee of US$90,000 to S&P Global Ratings for the coverage period from August 2021 to August 2022. The Company has also reimbursed S&P Global Ratings for out-of-pocket expenses totaling US$nil.

Ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. An issuer credit rating or a stability rating is not a recommendation to buy, sell or hold securities of the Company and may be subject to revision or withdrawal at any time by the rating organization.

ITEM 9. MARKET FOR SECURITIES

9.1    Trading Price and Volume

9.1.1    Common Shares

The Common Shares are listed on the TSX under the trading symbol “GCM” and on the OTCQX under the symbol “TPRFF”. The closing price of the Common Shares on March 30, 2022 was $5.79 on the TSX and US$4.64 on the OTCQX.

The following table sets out the market price ranges and trading volumes of the Common Shares on the TSX for the periods indicated, as reported by the TSX.

Date	High	Low	Aggregate Volume
March 1, 2022 – March 30, 2022	$6.13	$5.49	8,249,945
February 2022	$5.90	$5.03	7,019,058
January 2022	$5.63	$4.86	4,345,887
December 2021	$5.42	$4.87	5,431,199
November 2021	$5.80	$4.90	6,731,794
October 2021	$5.39	$4.62	4,385,648
September 2021	$5.27	$4.59	5,660,080
August 2021	$5.04	$4.50	5,196,077
July 2021	$5.39	$4.53	4,343,458
June 2021	$6.03	$4.94	12,596,701
May 2021	$5.61	$4.95	9,651,967
April 2021	$5.91	$5.12	6,047,515
March 2021	$6.30	$5.27	11,136,229
February 2021	$6.63	$5.62	6,235,053
January 2021	$8.40	$6.27	7,194,178

9.1.2    Warrants

The Warrants were listed on the TSX on September 11, 2018 under the symbol “GCM.WT.B”. The closing price for the Warrants on March 30, 2022 was $3.55. The following table sets out the market price ranges and trading volumes of the Warrants for the periods indicated, as reported by the TSX.

Date	High	Low	Aggregate Volume
March 1, 2022 – March 30, 2022	$3.84	$3.01	227,368
February 2022	$3.67	$2.85	93,241
January 2022	$3.40	$2.72	101,464
December 2021	$3.26	$2.55	90,267
November 2021	$3.65	$2.82	217,104
October 2021	$3.57	$2.53	175,238
September 2021	$3.12	$2.56	119,369
August 2021	$3.13	$2.34	104,123
July 2021	$3.31	$2.54	101,974
June 2021	$3.92	$2.83	501,668
May 2021	$3.49	$2.73	1,028,823
April 2021	$4.19	$3.39	94,220
March 2021	$4.19	$3.39	205,699
February 2021	$4.70	$3.79	93,089
January 2021	$6.21	$4.21	368,476

9.1.3    2021 Unsecured Notes

The 2021 Unsecured Notes were listed for trading on the SGX on November 1, 2021 under the symbol “GCM:CN”.

Regulation S Notes:

Date	High	Low	Aggregate Volume (in thousands of U.S. dollars)
March 1, 2022 – March 30, 2022	89.500	87.470	7,368
February 2022	97.750	94.220	7,263
January 2022	99.033	97.400	11,637
December 2021	99.750	98.370	6,908
November 1 – November 30, 2021	100.340	99.125	13,671
Rule 144A Notes:

Date	High	Low	Aggregate Volume (in thousands of U.S. dollars)
March 1, 2022 – March 30, 2022	88.780	88.780	1,000
February 2022	97.750	95.850	3,000
January 2022	N/A	N/A	N/A
December 2021	99.600	99.180	5,968
November 1 – November 30, 2021	N/A	N/A	N/A

9.2    Prior Sales

The following table sets forth all issuances of unlisted securities by the Corporation during the 12-month period preceding the date of this Annual Information Form.

Date Issued	Type of Security	Amount Issued	Issue Price
April 1, 2021	Stock Options(1)(2)	924,000	$6.04

January 26, 2022	Stock Options(1)(3)	600,000	$5.45

Notes:

(1)	Each exercisable into one Common Share.
(2)	Vesting on April 1, 2022 and having a term to expiry of five years.
(3)	50% of each Option vesting on January 26, 2023 and 50% of each Option vesting on January 26, 2024 and having a term to expiry of five years.

ITEM 10.	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the Company’s knowledge, there are no securities of the Company which are subject to escrow or to contractual restriction on transfer as at March 30, 2022.

ITEM 11.	DIRECTORS AND OFFICERS

As of March 31, 2022, the directors and executive officers of the Company (as a group) owned, or exerted direction or control over, directly or indirectly, a total of 2,792,371 Common Shares, representing approximately 2.85% of the Company’s total issued and outstanding Common Shares on a non-fully diluted basis.

The following table sets forth, as of the date hereof, the name and municipality of residence of each director whose directorship will expire (subject to being re-elected) at the 2022 annual meeting of the Shareholders of the Company and executive officers of the Company, as well as such individual’s position within the Company, principal occupation within the five preceding years and number of Common Shares beneficially owned by each such director or executive officer. Information as to residence, principal occupation and Common Shares owned is based upon information furnished by the person concerned and is as at the date of this Annual Information Form. Directors are elected at an annual meeting of shareholders for successive one-year terms expiring at each annual shareholders meeting; there is no limit on the number of years for which a director can be elected to the Board. The Board, after each annual meeting of the Shareholders of the Company and as necessary throughout the year appoints the Company’s officers and committees for the ensuing year.

Name, Municipality of Residence and Current Position with the Company	Director Since	Present Principal Occupation or Employment (including all officer position currently held with the Company), Principal Occupation or Employment for the Past Five Years or more, and Other Current Public Directorships(1)	Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(2)	Percentage of Common Shares Held

Serafino Iacono(7) Panama City, Panama Executive Chairman, Director	August 6, 2010

Executive Chairman or Executive Co-Chairman of the Board to the Company since August 20, 2010; Chief Executive Officer of Denarius Metals since February 19, 2021; Chief Executive Officer of NG Energy International Corp. since June 3, 2019; Chief Executive Officer of Aris Gold from February 25, 2020 to February 4, 2021; Co- Chairman of the Board of Pacific Exploration & Production Corporation from January 23, 2008 to November 2, 2016; Interim Chief Executive Officer and President of Medoro from September 2010 to June 10, 2011. He currently serves as a director of publicly listed companies NG Energy International Corp., Aris Gold and Western Atlas and is the Chairman of Denarius Metals.

			1,769,159	1.81%

Miguel de la Campa(6)(7) Lisbon, Portugal Vice Chairman, Director	August 6, 2010	Vice Chairman or Executive Co-Chairman of the Board to the Company since August 20, 2010; Chairman of the board of Strategic Minerals Europe Corp. since December 6, 2021; Director of Western Atlas since October 2019; Director of Strategic Minerals Spain since January 2018; Co-Chairman of the board of Pacific Exploration & Production Corporation from January 23, 2008 to November 2, 2016. Previously, Mr. de la Campa was the President and co-founder of Bolivar Gold Corp., a director of Petromagdalena Energy Corp. and a co-founder of Pacific Stratus Energy.	566,674	0.58%

Name, Municipality of Residence and Current Position with the Company	Director Since	Present Principal Occupation or Employment (including all officer position currently held with the Company), Principal Occupation or Employment for the Past Five Years or more, and Other Current Public Directorships(1)	Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(2)	Percentage of Common Shares Held

De Lyle Bloomquist(3) Scottsdale, Arizona, USA Director	August 16, 2017

Mr. Bloomquist retired in March 2015 as the President, Global Chemicals Business for Tata Chemicals Ltd. as well as the President, CEO and Director of Tata Chemicals North America Inc. He currently serves as the Chairman of board of directors for Rayonier Advanced Materials, and as director on the boards of directors for Sisecam Wyoming LLC (f/k/a/ Ciner Wyoming LLC) and Evoq Nano Inc. He has served in the past on the board of directors of PDS Biotechnology Corporation, Crystal Peak Minerals, Scientia Vascular LLC, Huber Engineered Materials, Costa Farms, ANSAC and Oglebay Norton. He is also an emeritus member of the Board of Business Advisors for the Tepper School of Business at Carnegie Mellon University.

			Nil	N/A

Hernan Juan Jose Martinez Torres(4) Barranquilla, Colombia Director	June 10, 2011	Mr. Martinez has been the Executive Chairman and a director of Caribbean Resources Corporation since September 4, 2012. Mr. Martinez served as Minister of Mines (Colombia) from July 2006 to August 2010, President of Atunec S.A. from August 2002 to July 2006 and held a number of positions at Exxon Mobil Colombia S.A. from 1964 to 2002.	356,001	0.36%

Robert Metcalfe(4)(5)(6) Toronto, Ontario Canada Director	June 10, 2011

Mr. Metcalfe was a senior partner with the law firm Lang Michener LLP for 20 years. He is the former President and Chief Executive Officer of Armadale Properties and Counsel to the Armadale Group of Companies. Mr. Metcalfe has also served on the board of a number of public companies including Medoro Resources Ltd. from August 2009 to June 2011 (Chairman), PetroMagdalena Energy Corp. from July 2009 to April 2012; as well as being the former Chairman of the Board of Alberta Oilsands Inc. He currently serves as a director of publicly listed companies Blue Star Gold, Medcolcanna Organics Inc., BetterLife Pharma Inc. and Pasofino Gold Corp.

			493	0%

Jaime Perez Branger(3)(4)(6)(7) Bogotá, Colombia Director	June 10, 2011

Mr. Perez Branger has been a director of Strategic Minerals Spain since June 2011, the Chief Executive Officer and a director of Strategic Minerals Europe Corp. since December 6, 2021, the Managing Director of Next Ventures Corp. since 2006, Executive Chairman of PetroMagdalena Energy Corp. from June 2011 to July 27, 2012 and President of C.A. Agropecuaria, from May 2003 to October 2011. Mr. Perez Branger was a founding partner of Andino Capital Markets, a Latin American investment bank from 1993 to 1999 and prior thereto was a Vice-President in charge of capital markets and corporate finance at Citibank, Caracas.

			29,324	0.03%

Name, Municipality of Residence and Current Position with the Company	Director Since	Present Principal Occupation or Employment (including all officer position currently held with the Company), Principal Occupation or Employment for the Past Five Years or more, and Other Current Public Directorships(1)	Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(2)	Percentage of Common Shares Held
Belinda Labatte(3) Toronto, Ontario, Canada Director	August 18, 2021

Ms. Labatte has been the Chief Executive Officer and a director of Lomiko Metals Inc. since October 26, 2021 and the Founder of The Capital Lab Inc. since January 2006. Ms. Labatte was the Chief Development Officer of Mandalay Resources Corporation from January 2015 to July 2021. Ms. Labatte has been a director of Star Royalties Ltd. since December 2020. Ms. Labatte is a member of the Institute of Corporate Directors, ICD.D.

			Nil	N/A

Lombardo Paredes Arenas Medellin, Colombia Chief Executive Officer	N/A

Mr. Paredes has been the Chief Executive Officer of the Company since February 1, 2014 and served as the President of Aris Gold from February 25, 2020 to February 4, 2021. Mr. Paredes has been a director of Denarius Metals since February 2021 and Western Atlas since January 2020. Prior to joining the Company, he worked as an Independent Consultant from 2005 until January 2014. Mr. Paredes also held a number of positions at Petróleos de Venezuela and its affiliates from 1975 to 1998.

			Nil	N/A

Michael Davies Burlington, Ontario, Canada Chief Financial Officer	N/A

Chief Financial Officer of the Company since August 20, 2010 and served as the Chief Financial Officer of Aris Gold from February 25, 2020 to February 4, 2021. He has been the Chief Executive Officer of Denarius Metals since February 19, 2021. Mr. Davies is a Chartered Accountant (Ontario) and has a Bachelor of Commerce degree from the University of Toronto. Over the last more than twenty years he has gained extensive international and public company experience in financial management, strategic planning and external reporting. Mr. Davies was the Chief Financial Officer of PetroMagdalena Energy Corp. from July 13, 2009 to July 27, 2012. His diverse background also includes senior finance roles with several public companies, including LAC Minerals, IMAX Corporation, Amtelecom Communications, Energentia Resources, Pamour Inc. and Giant Yellowknife Mines.

			70,720	0.07%

Name, Municipality of Residence and Current Position with the Company	Director Since	Present Principal Occupation or Employment (including all officer position currently held with the Company), Principal Occupation or Employment for the Past Five Years or more, and Other Current Public Directorships(1)	Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(2)	Percentage of Common Shares Held

Jose Noguera Gomez Medellin, Colombia VP, Corporate Affairs & Sustainability	N/A

Mr. Noguera Gomez has been Vice President, Corporate Affairs for the Company since June 2012, responsible for managing the Company’s Sustainability, External & Governmental Affairs strategy. His career in the mining and energy sectors began in 1993 when he worked with Glencore Swiss Ltd. in the coal mines in Cerrejon, Colombia. He then joined the ExxonMobil legal department and in 2004 was appointed Public Affairs and Government Relations Manager, responsible for managing the company’s Corporate, Reputation, Public and Governmental Affairs strategy, becoming an effective liaison with the legal, judiciary and congressional branches of government. Mr. Noguera Gomez is an Attorney with a Masters in Insurance Law, a certified stock trader and also holds an M.B.A from INALDE. He is a candidate for the MBA Global Leadership Program at Yale University.

			Nil	N/A

Alessandro Cecchi Medellin, Colombia VP, Exploration	N/A

Mr. Cecchi has been Vice President, Exploration for the Company since August 2010 and served as the Vice President, Exploration of Aris Gold from February 2020 to February 2021.He has been the Vice President, Exploration of Denarius Metals since October 1, 2021. Mr. Cecchi is an exploration geologist with over twenty years of experience, with a focus on gold exploration and development in South America. He has a Bachelor of Science degree in Geology and a Master of Science degree from University of Pisa, Italy.

			Nil	N/A

Amanda Fullerton Toronto, Ontario, Canada VP, Legal & Corporate Secretary	N/A

Ms. Fullerton has been the Vice President, Legal & Corporate Secretary for the Company since March 25, 2019 and the Vice President, Legal of Denarius Metals since February 19, 2021. Ms. Fullerton served as the Vice President, Legal & Corporate Secretary of Aris Gold from February 25, 2020 to February 4, 2021 and was Vice President, Legal at Macquarie Capital Markets Canada Ltd. from March 2014 to March 2019. Ms. Fullerton has been a director of MacDonald Mines Exploration Ltd. since June 2021 and McFarlane Lake Mining Limited since January

2022.

			Nil	N/A

Notes:

(1)	The information as to principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)

The information as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, or over which control or direction is exercised not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)	Member of the Audit Committee. Mr. Perez Branger serves as Chair.
(4)	Member of the Compensation, Corporate Governance and Nominating Committee. Mr. Metcalfe serves as Chair.
(5)	Lead Independent Director.
(6)	Member of the Environmental, Social & Governance Committee. Mr. de la Campa serves as Chair.
(7)

A beneficial shareholder of Blue Pacific Assets Corp., an investment company which controls 235,888 of the Company’s Common Shares equal to approximately 0.388% of the current issued and outstanding Common Shares.

11.1 Corporate Cease Trade Orders

Except as described below, no director or executive officer of the Company, is, or within the ten years prior to the date hereof, has been a director, chief executive officer or chief financial officer of any company that was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemptions under securities legislation for a period of more than 30 consecutive days while such director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of the company being the subject of such order, or that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer in the company being the subject of such order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of the subject company.

Mr. Metcalfe, a director of the Company, was a director of Agility Health Inc. (“Agility”), a company listed on the TSX Venture Exchange (the “TSXV”), from October 2013 to June 2018. On April 27, 2018, Agility announced by press release that it would be unable to file its audited annual financial statements, management’s discussion and analysis and related officer’s certificates for the year ended December 31, 2017 on time due to the disposition of its American operations, and accordingly became subject to a cease trade order from the Ontario Securities Commission on May 1, 2018. Agility filed the aforementioned documents on May 30, 2018 and the cease trade order was allowed to expire on July 4, 2018. Agility has ceased to be a reporting issuer.

Mr. Metcalfe was an independent director of Xinergy Ltd. (“Xinergy”) from December 2009 to May 2015. In April 2015, the Ontario Securities Commission issued a cease trade order in respect of the securities of Xinergy for its failure to file its annual financial statements, management’s discussion and analysis and annual information form, each for the year ended December 31, 2014. On April 6, 2015, trading in Xinergy shares was halted on the TSX, and Xinergy shares were delisted from the TSX on May 12, 2015, as a result of Xinergy’s failure to meet continued listing requirements. Xinergy has ceased to be a reporting issuer.

Messrs. Hernan Martinez and Jaime Perez Branger, each a director of the Company, are respectively, the Executive Chairman and a director of Caribbean Resources Corporation (formerly Pacific Coal Resources Ltd.) in which they were subject to a management cease trade order (since lifted) due to that company’s delay in filing its annual financial statements and management’s discussion and analysis, and certifications for the period ending December 31, 2014, which were due to be filed on April 30, 2015, as required under National Instrument 51-102 – Continuous Disclosure Obligations. Such documents were subsequently filed with the applicable securities regulators on June 15, 2015. With the approval of the Ontario Securities Commission, Caribbean Resources Corporation ceased to be a reporting issuer on April 14, 2016.

On May 4, 2021, NG Energy International Corp. was granted a management cease trade order (“MCTO”) pursuant to National Policy 12-203 – Cease Trade Orders for Continuous Disclosure Defaults, which precluded Mr. Iacono from trading common shares in NG Energy International Corp. until such time as the MCTO was no longer in effect. The MCTO was sought by NG Energy International Corp. as it would not be filing certain financial statements, related management discussion and analysis and applicable officer certifications by the required deadline. On July 2, 2021, the MCTO was lifted after NG Energy International Corp. filed the required materials

11.2    Corporate Bankruptcies

Except as described below, no director or executive officer, or a shareholder holding a sufficient number of securities in the capital of the Company to affect materially the control of the Company, is or within ten years prior to the date hereof, has been a director or executive officer of any company (including GCM), that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Metcalfe was a director of Xinergy, a U.S. producer of metallurgical coal located in West Virginia. On April 6, 2015, as a result of the collapse of the entire coal industry in North America, Xinergy became the subject of a cease trade order and Xinergy filed voluntary petitions in the Western District of Virginia, Roanoke Division. Xinergy continued to operate while it went through a reorganization plan, from which it has now successfully emerged as a fully operating private company. Xinergy has ceased to be a reporting issuer.

Mr. Martinez was a director and Messrs. Iacono and de la Campa were directors and Executive Co-Chairmen of Pacific Exploration & Production Corporation, which undertook a comprehensive recapitalization and financing transaction that was implemented pursuant to a proceeding under the Companies Creditors’ Arrangement Act, together with appropriate proceedings in Colombia under Ley 1116 of 2006 and in the United States under chapter 15 of title 11 of the United States Code, ultimately implemented by way of a plan of arrangement and compromise on November 2, 2016. Effective November 2, 2016, Messrs. Iacono, de la Campa and Martinez resigned from the board of directors and effective October 31, 2016, Messrs. Serafino Iacono and Miguel de la Campa retired from their positions as Executive Co-Chairman.

Mr. Iacono was a director of US Oil Sands Inc. (“US Oil Sands”) from October 2013 until his resignation in June 2017. On September 14, 2017, the Court of Queen’s Bench, Alberta granted the application of the primary creditor of US Oil Sands to appoint a receiver and manager over all the assets, undertakings and property of US Oil Sands. Such appointment continues as of the date hereof.

11.3    Penalties or Sanctions

No director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

11.4    Personal Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, nor any personal holding company of any such person, has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his, her or its assets.

The information in the foregoing sections entitled “Cease Trade Orders”, “Corporate Bankruptcies”, “Penalties or Sanctions” and “Personal Bankruptcies”, has been furnished by the respective directors and/or officers of the Company individually, and are not within the knowledge of the Company.

11.5    Conflicts of Interest

There are potential conflicts of interest to which the directors or officers of the Company or its subsidiaries may be subject to in connection with the operations of the Company. All of the directors and some of the officers are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the business of the Company. Accordingly, situations may arise where the directors and officers will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies as provided under the BCBCA. As of the date of this Annual Information Form, the directors and officers of the Company are not aware of the existence of any such conflicts of interest.

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the Company making the assignment. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

ITEM 12. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Except as disclosed herein, management is not aware of any current or contemplated material legal proceedings to which the Company is a party or which any of its property is the subject. From time to time, the Company is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While the Company assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims (if any) are not currently expected to have a material impact on the Company’s financial position.

In May 2018, the Company had initiated arbitration proceedings with the International Centre for Settlement of Investment Disputes against the Republic of Colombia seeking compensation for breaches of the investment protection provisions of the Canada Colombia Free Trade Agreement, stemming from the government’s failure to safeguard the Company’s investment in gold and silver mines in Colombia’s Marmato and Segovia operations. Because illegal miners have both impeded the Company’s mining operations in these areas and also curtailed access to them, the Company has no exploration operations at the Zona Alta Property or Echandía Property (Marmato) and has not been able to undertake its own mining operations in these areas, including in certain areas of its Segovia Operations. The arbitration proceedings center on claims against Colombia for its non-compliance with obligations under the FTA, which effectively continues to preclude the Company from establishing operations at the Zona Alta Property, the Echandía Property and some areas of the Segovia Operations. Colombia objected to the international tribunal’s jurisdiction, which led the parties to the jurisdictional hearing in September 2020. An ICSID arbitration tribunal rejected Colombia’s objection to jurisdiction, and the case has moved forward on the merits. In February 2022, the Company filed the reply to the counter memorial on the merits, and the next hearing is scheduled for early September 2022 with a final decision expected by mid to late 2023.

Regulatory Actions

There have been no penalties or sanctions imposed against the Company by a court relating to provincial and territorial securities legislation or by a securities regulatory authority during the most recently completed financial year of the Company.

There have been no penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision.

The Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulator during the most recent completed financial year of the Company.

ITEM 13. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described below, no director or executive officer of the Company or any shareholder beneficially owning or controlling, directly or indirectly, more than 10% of the issued and outstanding Common Shares, or another of their respective associates or affiliates, has any material interest, direct or indirect, in any transactions within the three most recently completed financial years or during the current financial year or any proposed transactions which has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

The Company may, on occasion, enter into transactions with other entities within the same group or with parties that have overlapping shareholders, directors or other related parties. Related party transactions may provide the Company with benefits or better terms than those that are available from arms’ length parties. However, it is also possible that these transactions may benefit the related party while providing little or no benefit to the Company. In some cases, the Company’s controlling shareholders, if any, may have certain interests that do not fully align with its minority shareholders and which may harm non-related investors. Also, as an issuer operating in an emerging market, the Company could be subject to increased risk with regard to such related party transactions due to business practices, cultural norms and legal requirements in Colombia and Venezuela that differ from North American standards and which may impact the Company’s operations and financial results. As such, the Board is responsible for managing any increased risk from operations which disproportionately advance the interests of the controlling shareholders at the expense of minority shareholders. Management and the Board are responsible for the identification and monitoring of any related party transactions to prevent potential risk and protect investors and have implemented policies and procedures, and will continue to refine such policies and procedures, in order to continue to provide such prevention and protection.

ITEM 14.	TRANSFER AGENT AND REGISTRAR

TSX Trust Company at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, is the transfer agent and registrar for the Common Shares and Warrants and is the trustee for the 2024 Gold-Linked Notes.

ITEM 15.	MATERIAL CONTRACTS

The Company did not enter into any material contracts during the most recently completed financial year, and has not entered into any material contract before the most recently completed financial year that is still in effect, other than material contracts entered into in the ordinary course of business that are not required to be filed under National Instrument 51-102 – Continuous Disclosure Obligations and the contracts set forth below:

a)	The Gold X Agreement. For further information see the heading entitled “General Development of the Business – Subsequent Developments – 2021 Gold X Arrangement”.

The material contracts described above may be inspected at the head office of the Company at 401 Bay Street, Suite 2400, Toronto, Ontario, M5H 2Y4 during normal business hours.

ITEM 16.	INTERESTS OF EXPERTS

The auditors of the Company are KPMG LLP, Chartered Professional Accountants, Toronto, Ontario, Canada. KPMG LLP are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. KPMG LLP were first appointed auditors of the Company on August 20, 2010.

The Segovia Technical Report was prepared by Qualified Persons (as defined by section 1.1 of NI 43-101) Ben Parsons, MSc, MAusIMM (CP), Practice Leader/Principal Resource Geologist, Eric Olin, MSc, MBA, MAusIMM, SME-RM, Principal Metallurgist, Cristian A. Pereira Farias, SME-RM, Principal Hydrogeologist, David Bird, MSc, PG, SME-RM, Associate Principal Geochemist, Fredy Henriquez, MS Eng, SME, ISRM, Principal Consultant, Rock Mechanics, Jeff Osborn, BEng Mining, MMSAQP, Principal Mining Engineer, Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP, Practice Leader/Principal Mining Engineer, Giovanny Ortiz, BS Geology, FAusIMM, Principal Resource Geologist, Joshua Sames, PE, BEng Civil, Principal Consultant, Mark Allan Willow, MSc, CEM, SME-RM, Practice Leader/Principal Environmental Scientist, Jeff Parshley, P.G., Practice Leader/Corporate Consultant, each of whom is an employee of SRK.

The Toroparu Technical Report was prepared by Qualified Persons (as defined by section 1.1 of NI 43- 101) Glen Kuntz, P.Geo., Consulting Specialist – Geology/Mining; Brian Wissent, P.Eng., Senior Mine Engineer – Underground Mining; Kurt Boyko, P.Eng., Consulting Specialist – Mechanical; David Willms, P.Eng., Senior Reviewer; Ben Peacock, P. Eng., Senior Engineer; Daniel Yang, P. Eng., Specialist Geotechnical Engineer; and, Fernando Rodrigues, MMSAQP, Practice Leader/Principal Consultant – Mining.

To management’s knowledge, as of the date hereof, the authors of the Segovia Technical Report and the Toroparu Technical Report do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company. No director, officer, or employee of SRK Consulting (U.S.), Inc. or Nordmin Engineering Ltd. is expected to be elected, appointed or employed as a director, officer or employee of GCM or of any associate or affiliate of the Corporation.

ITEM 17.	AUDIT COMMITTEE INFORMATION

17.1          The Audit Committee’s Charter

The full text of the Company’s Audit Committee Charter is appended hereto as Appendix “A”.

17.2          Composition of the Audit Committee and Relevant Education and Experience

The Audit Committee is currently composed of three directors of the Company, Jaime Perez Branger (Chair), Belinda Labatte and De Lyle Bloomquist. All of the members of the audit committee are independent and financially literate for purposes of NI 52-110. Each has numerous years’ business experience and each has held or currently holds executive positions that required oversight and understanding of the accounting principles underlying the preparation of the Company’s financial statements and is aware of the internal controls and other procedures necessary for financial control and reporting.

Jaime Perez Branger (Chair)

Mr. Perez Branger has over 35 years of experience in management, finance and capital markets. He is the CEO and a director of Strategic Minerals Europe Corp., and the founder and director of Strategic Minerals Spain. He currently serves as a director and Chair of the Audit Committee of GCM Mining. He was the Executive Chairman of Petro Magdalena Energy Corp., the Managing Director of Andino Capital Markets, NextVentures Corp.and President of Agropecuaria San Francisco from 2003 to 2011. He has served on a number of boards of private and public companies and business organizations over the years. Mr. Perez Branger holds a Masters degree in Economics from the London School of Economics (Msc. 1984).

Belinda Labatte

Ms. Labatte has been the Chief Executive Officer and a director of Lomiko Metals Inc. since October 26, 2021 and is the Founder of The Capital lab Inc. She holds an MBA from the Rotman School of Management, University of Toronto and is a CFA charter holder. She is the former Chief Development Officer of Mandalay Resources. Ms. Labatte has extensive extractive industry and corporate development experience having executed on numerous global investor relations and capital markets advisory mandates, transaction negotiations and implementation of corporate responsibility, risk and crisis management strategies. Ms. Labatte is an independent director of Star Royalties Ltd. and a previous director of Rambler Metals and Mining and Aris Gold Corporation. She was also a board member of the Prospectors & Developers Association of Canada for six years. Ms. Labatte is a member of the Institute of Corporate Directors, ICD.D.

De Lyle Bloomquist

Mr. Bloomquist retired in March 2015 as the President, Global Chemicals Business for Tata Chemicals Ltd. as well as the President, CEO and Director of Tata Chemicals North America Inc.. He currently serves as the Chairman of the board of directors for Rayonier Advanced Materials, and as a director on the boards of directors for Sisecam Wyominc LLC (f/k/a Ciner Wyominc LLC) and Evoq Nano Inc. He has served in past on the board of directors of PDS Biotechnology, Crystal Peak Minerals,Scientia Vascular LLC, Huber Engineered Materials, Costa Farms, ANSAC and Oglebay Norton. He also is an emeritus member of the Board of Business Advisors for the Tepper School of Business at Carnegie Mellon.

17.3          Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on exemptions in relation to section 2.4 of NI 52-110 (De Minimis Non-Audit Services), section 3.2 of NI 52-110 (Initial Public Offerings), section 3.4 of NI 52-110 (Events Outside Control of Member), section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member) section 3.2(2) of NI 52-110 (Controlled Companies) or section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Services), section 3.9 of NI 52-110 (Acquisition of Financial Literacy) or any exemption provided by Part 8 of NI 52-110 (Exemptions).

17.4          Audit Committee Oversight

The Audit Committee is mandated to monitor audit functions, the preparation of financial statements, review press releases on financial results, review other regulatory documents as required, and meet with outside auditors independently of management.

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

17.5          Pre-Approval Policies and Procedures

The Company has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services by KPMG LLP. The Audit Committee has established a budget for the provision of a specified list of audit and permitted non-audit services that the Audit Committee believes to be typical, recurring or otherwise likely to be provided by KPMG LLP. The budget generally covers the period between the adoption of the budget and the next meeting of the Audit Committee, but at the option of the Audit Committee it may cover a longer or shorter period. The list of services is sufficiently detailed as to the particular services to be provided to ensure that: (i) the Audit Committee knows precisely what services it is being asked to pre-approve; and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.

Subject to the next paragraph, the Audit Committee has delegated authority to the Chair of the Audit Committee (or if the Chair is unavailable, any other member of the Audit Committee) to pre-approve the provision of permitted services by KPMG LLP which have not otherwise been pre-approved by the Audit Committee, including the fees and terms of the proposed services (“Delegated Authority”). All pre-approvals granted pursuant to Delegated Authority must be presented by the member(s) who granted the pre-approvals to the full Audit Committee at its next meeting.

All proposed services, or the fees payable in connection with such services, that have not already been pre-approved must be pre-approved by either the Audit Committee or pursuant to Delegated Authority. Prohibited services may not be pre-approved by the Audit Committee or pursuant to Delegated Authority.

17.6          External Auditor Service Fees (By Category)

The following are the aggregate fees incurred by the Company for services provided by its external auditors during fiscal 2021, 2020 and 2019:

		2021		2020	2019
1.	Audit Fees	$973,468	(1)	$1,051,750	$774,350
2.	Audit Related Fees	—		—	—
3.	Tax Fees	—		—	—
4.	All Other Fees	—		—	—
Total		$973,468		$1,051,750	$774,350

Notes:

(1)

Audit fees include the aggregate fees for professional services rendered by the external auditors for the audits of the annual financial statements, reviews of interim financial statements, and services provided in connection with statutory and regulatory filings including filing statements and prospectuses for the Company and its subsidiaries.

ITEM 18.	ADDITIONAL INFORMATION

Additional information about the Company, including, but not limited to, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s incentive stock option plan is contained in the Company’s most recent management information circular for its most recent annual meeting of securityholders that involved the election of directors. Additional financial information is provided in the Company’s audited financial statements and Management’s Discussion & Analysis for the year ended December 31, 2021 and the unaudited quarterly financial statements. This information and other pertinent information regarding the Company can be found on the Company’s profile on SEDAR at www.sedar.com.

APPENDIX “A”

AUDIT COMMITTEE CHARTER

(Initially adopted by the Board of Directors on September 23, 2010)

GCM MINING CORP.

(the “Corporation”)

A.	PURPOSE

The overall purpose of the Audit Committee (the “Committee”) is to ensure that the Corporation’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Corporation and related financial information, and to review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. In performing its duties, the committee will maintain effective working relationships with the board of directors of the Corporation (the “Board”), management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of committee membership as well as the Corporation’s business, operations and risks.

B.	COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Committee shall consist of at least three members of the Board, each of which shall be an independent director(1).

2.	All of the members of the Committee shall be “financially literate”(2).

3.	At least one member of the Committee shall have accounting or related financial management experience.

4.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee on ceasing to be a director. The Board may fill vacancies on the Committee by election from among its number. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains in office. Subject to the above, each member of the Committee shall hold office as such until the next annual general meeting of the shareholders after his/her election.

5.	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

6.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and to hear each other. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present.

(1) “Independent” member of an audit committee means a member who has no direct or indirect material relationship with the Corporation. A “material relationship” means a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(2) “Financially literate” individual is an individual who has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

7.

The Committee shall have full and unrestricted access to such officers, employees and personnel of the Corporation and to the Corporation’s external and internal auditors (if the Corporation has appointed internal auditors), and to such information, books, records and facilities of the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

8.	The Committee shall have the authority to:

a)

engage independent counsel and other advisors as it determines necessary to carry out its duties and to request any officer or employee of the Corporation or the Corporation’s external counsel or auditors to attend a meeting of the Committee;

b)	set and pay the compensation for any advisors employed by the Committee; and
c)

designate members of the Committee the authority to grant appropriate pre-approvals required in respect of non-audit services performed by the auditors and the decisions of any member to whom authority is delegated to pre-approve an activity shall be presented to the Committee at its first scheduled meeting following such pre-approval.

9.	Meetings of the Committee shall be conducted as follows:

a)

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

b)	the external auditors shall receive notice of and have the right to attend all meetings of the Committee;
c)

the Committee has the right to determine who shall and shall not be present at any time during a meeting. Management representatives may be invited to attend meetings, provided that the Committee shall hold separate, regularly scheduled meetings at which members of management are not present; and

d)	the proceedings of all meetings shall be minuted.

10.

Each member of the Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information, and the accuracy of the information provided to the Corporation by such other persons or organizations.

11.

The internal auditors (if the Corporation has appointed internal auditors) and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

12.	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

C.	ROLES AND RESPONSIBILITIES

1.	The overall duties and responsibilities of the Committee shall be as follows:

a)

assist the Board in discharging its responsibilities relating to the Corporation’s accounting principles, reporting practices and internal controls and its approval of the Corporation’s annual and quarterly consolidated financial statements and related financial disclosure;

b)	establish and maintain a direct line of communication with the Corporation’s internal (if the Corporation has appointed internal auditors) and external auditors and assess their performance;
c)	ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and
d)	report its deliberations and discussions regularly to the Board, including reporting on the fulfilment of its duties and responsibilities.

2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

a)

review the independence and performance of the external auditors and annually recommend to the Board a firm of external auditors to be nominated for the purpose of preparing or issuing an auditors’ report or performing other audit, review or attest services for the Corporation;

b)	review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;
c)	review the audit plan of the external auditors prior to the commencement of the audit;
d)	approve in advance provision by the external auditors of services other than auditing to the Corporation or any of its subsidiaries;
e)	annually review and discuss all significant relationships the external auditors have with the Corporation that could impair the external auditors’ independence;
f)	review with the external auditors, upon completion of their audit:
i)	contents of their report;
ii)	scope and quality of the audit work performed;
iii)	adequacy of the Corporation’s financial and auditing personnel;
iv)	co-operation received from the Corporation’s personnel during the audit;
v)	internal resources used;
vi)	significant transactions outside of the normal business of the Corporation;
vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and
viii)	the non-audit services provided by the external auditors;
g)	discuss with the external auditors the quality and the acceptability of the Corporation’s accounting principles;
h)	implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management; and
i)	oversee the work of the external auditors, including the resolution of disagreements between management and the external auditor regarding financial reporting.

3.	The duties and responsibilities of the Committee as they relate to the Corporation’s internal auditors, if the Corporation has appointed internal auditors, are to:

a)	periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;
b)

review and discuss with the Chief Corporate Auditor (the “CCA”) the CCA’s annual risk assessment of the adequacy and effectiveness of the Corporation’s internal control process, the CCA’s report to the Committee on the results of the annual audit plan and the status of the audit issues, and the CCA’s recommendations regarding improvements to the Corporation’s controls and processes;
c)	review and approve the internal audit plan;
d)	review significant internal audit findings and recommendations, and management’s response thereto; and
e)

annually review with the Corporation’s legal counsel any legal matters that could have a significant impact on the Corporation’s financial statements, the Corporation’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

4.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

a)

review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

b)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and
c)

periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff (if internal auditors were appointed) or by the external auditors have been implemented.

5.	The Committee is also charged with the responsibility to:

a)

review the Corporation’s quarterly financial statements and related financial information, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto before such information is publicly disclosed;

b)	review and approve the financial sections of:
i)	the annual report to shareholders;
ii)	the annual information form, if required;
iii)	annual and interim management’s discussion and analysis;
iv)	prospectuses;
v)	news releases discussing financial results of the Corporation; and
vi)	other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto before such information is publicly disclosed;
c)

ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in item 5(b) above, and periodically assess the adequacy of such procedures;

d)	review regulatory filings and decisions as they relate to the Corporation’s consolidated financial statements;
e)

review the appropriateness of the policies and procedures used in the preparation of the Corporation’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

f)	review and report on the integrity of the Corporation’s consolidated financial statements;
g)	establish procedures for:
i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;
h)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation;
i)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

j)	review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information;
k)	review annually and recommend updates to this Charter of the Committee and receive approval of changes from the Board;
l)	review the minutes of any audit committee of subsidiary companies of the Corporation;
m)	perform other functions consistent with this Charter, the Corporation’s articles and governing law, as the Committee or the Board deems necessary or appropriate; and
n)

discuss guidelines and policies with respect to risk assessment and risk management, including the processes management uses to assess and manage the Corporation’s risk, receive reports from management with respect to risk assessment, risk management and major financial risk exposures and discuss any major financial risk exposures with management to determine the steps management has taken to monitor and manage such exposures.

6.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles and applicable rules and regulations, each of which is the responsibility of management and the Corporation’s external auditors.

D.	CURRENCY OF CHARTER

This charter was last revised and approved by the Board on May 27, 2021.